UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 22, 2013

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated February 21, 2013 announcing Turkcell’s Fourth Quarter and Full Year 2012 results and IFRS Report for Q4 2012.

Fourth Quarter and Full Year 2012 Results

Content

HIGHLIGHTS	3
COMMENTS FROM THE CEO, SUREYYA CILIV	4

FINANCIAL AND OPERATIONAL REVIEW
FINANCIAL REVIEW OF TURKCELL GROUP	6
OPERATIONAL REVIEW IN TURKEY	11

OTHER DOMESTIC AND INTERNATIONAL OPERATIONS
ASTELIT	12
TURKCELL SUPERONLINE	12
FINTUR	13
TURKCELL GROUP SUBSCRIBERS	14

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT	14

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS	15

•
Please note that all financial data is consolidated and comprises that of Turkcell Iletisim Hizmetleri A.S., (the “Company”, or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”). All non-financial data is unconsolidated and comprises Turkcell only figures. The terms “we”, “us”, and “our” in this press release refer only to the Company, except in discussions of financial data, where such terms refer to the Group, and where context otherwise requires.

•
In this press release, a year on year comparison of our key indicators is provided and figures in parentheses following the operational and financial results for the year end 2012 refer to the same item in the year end of 2011 and figures in parentheses following the operational and financial results for the fourth quarter 2012 refer to the same item in the fourth quarter of 2011. For further details, please refer to our consolidated financial statements and notes as at and for the year ended December 31, 2012 which can be accessed via our web site in the investor relations section (www.turkcell.com.tr).

2

Fourth Quarter and Full Year 2012 Results

HIGHLIGHTS

FULL YEAR 2012

•
Turkcell Group accelerated its growth for the full year posting a 12% revenue increase to TRY10,507 million (TRY9,370 million) and 11% EBITDA1 rise to TRY3,242 million (TRY2,913 million). Group EBITDA margin stood at 30.9% (31.1%)

•	Turkcell Turkey registered revenues of TRY8,724 million (TRY8,030 million) on growth of 9% mainly due to:

o	6% growth in voice revenues2 to TRY6,442 million (TRY6,086 million)

o	44% growth in mobile broadband revenues to TRY1,040 million (TRY724 million)

•	Revenues of subsidiaries3 rose by 33% to TRY1,783 million (TRY1,340 million) while their contribution to the top line climbed 3pp to 17% (14%)

o	EBITDA of subsidiaries3 improved by 33% to TRY532 million (TRY399 million), while their contribution to Group EBITDA rose by 2pp to 16% (14%)

•	Group net income increased by 77% to TRY2,079 million (TRY1,178 million). Excluding one-off items, net income would have increased by 20% to TRY2,291 million (TRY1,913 million)

FOURTH QUARTER 2012

•
Turkcell Group posted a record quarterly revenue of TRY2,807 million (TRY2,446 million) on 15% year-on-year growth and  EBITDA1 of TRY848 million (TRY695 million) marking a 22% year-on-year increase. Group EBITDA margin rose to 30.2% (28.4%)

•	Turkcell Turkey posted revenues of TRY2,290 million (TRY2,042 million) on growth of 12% mainly due to:

o	11% rise in voice revenues2 to TRY1,675 million (TRY1,511 million), on a continuing growth trend for the fifth consecutive quarter

o	47% growth in mobile broadband revenues to TRY295 million (TRY200 million)

•	Revenues of subsidiaries3 increased 28% to TRY517 million (TRY404 million) while their contribution to the top line rose by 1pp to 18% (17%)

o	EBITDA of subsidiaries3 improved by 37% to TRY146 million (TRY107 million), while their contribution to Group EBITDA grew by 2pp to 17% (15%)

•	Group net income rose by 38% to TRY459 million (TRY332 million). Excluding one off items, net income would have increased by 29% to TRY565 million (TRY437 million)

(1) EBITDA is a non-GAAP financial measure. See page 15 for the reconciliation of EBITDA to net cash from operating activities.
(2) Voice revenues include outgoing, incoming, roaming and other (comprising almost 2% of Turkcell Turkey) revenues.
(3) Including eliminations.
(*) For details, please refer to our consolidated financial statements and notes as at and for the year ended December 31, 2012 which can be accessed via our web site.

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Fourth Quarter and Full Year 2012 Results

COMMENTS FROM CEO, SUREYYA CILIV

“In 2012, Turkcell Group continued to grow at an accelerated pace. Revenues rose by 12% year-on-year to TRY 10.5 billion, while EBITDA increased by 11% to TRY 3.2 billion and net profit reached TRY 2.1 billion.

Turkcell Turkey’s revenues rose by 9% compared to last year, while voice revenues grew by 6% and mobile broadband revenues increased by 44%. Turkey’s fiber broadband provider, Turkcell Superonline posted a year on year rise of 49% while our Ukraine operation increased its revenues by 10% in USD terms. Consequently, the revenue and EBITDA contribution of our subsidiaries to the Group both rose by 33%.

We took further steps this year in our transformation from a GSM operator to a communications and technology company initiated in 2007. With our nationwide mobile broadband speed of 43.2 Mbps, and fiber broadband speed of 1,000 Mbps, we eased access to information and served as a global example on several fronts. With our network investments and cutting edge telecommunication and technology solutions such as Turkcell Smart Cloud, Turkcell Wallet, Turkcell TV and Turkcell Smart Health, we contributed more value to both the economy and our customers. Day by day we continue to increase this value, which combines superior customer experience through innovative solutions and affordable Turkcell branded smartphones and tablets.

I am confident that in 2013 Turkcell Group will deliver even more value to our customers, employees, business partners and shareholders without compromising our focus on innovation and operational excellence. We would like to thank all of our stakeholders for sharing our success story with us.”

OVERVIEW OF TURKCELL TURKEY

The mobile market grew by 2.3 million subscribers in 2012 compared to the previous year, mainly driven by increased data subscriptions and growth in population. Accordingly, mobile line penetration increased to 89% from 87% in 2011.

In 2012 the mobile market remained highly competitive. The market continued to focus on price accompanied by all direction minutes which continued to result in increasing interconnect costs. Although we witnessed some upward price movements in the second half, RPM levels for the full year further declined by around 7% compared to 2011.

In this environment we continued to focus on generating value for our customers and offering superior customer experience. Throughout the year, we maintained our leader position in the market with 590 thousand net subscriber additions as well as achieved the lowest annual churn rate of 27.1% since 2008. In the meantime, we achieved the highest postpaid net additions of 1.5 million in the market. This increase in our postpaid subscriber base, along with higher voice and data usage, was the main contributor to our 10% rise in ARPU for the quarter and 6% for the full year.

On the terminal front, the overall smartphone market continued to grow. We led the market in 2012 with our wide device portfolio and variety of offers, as well as through our expertise in sales & service channels. In accordance with our vision of increasing smartphone penetration and promoting mobile broadband usage, in 2012 we launched our “Smartphone Festival” campaign through our collaboration with device vendors and added two new models to the Turkcell branded T-series smartphones. Through the “Smartphone Festival” we offered our customers smartphones at affordable prices, while the T-Series became the most preferred smartphone of the campaign for its affordability and local content developed in-house by Turkcell. With these efforts we increased the number of smartphones by 2.4 million to 6.2 million while penetration on our network reached 19% in 2012. Moreover on the strength of the success that we achieved with our T-Series, we recently launched our first “Turkcell Tablet” in the growing tablet market. We designed the “Turkcell Tablet” to further widen access to mobile broadband and offer a superior customer experience with preloaded Turkcell applications at affordable price. During the quarter, on the mobile broadband side we also differentiated our offers through speed based and data sharing plans.

4

Fourth Quarter and Full Year 2012 Results

In 2012, we continued investments in our superior mobile and fiber networks and cutting edge technology to provide the best customer experience and maintain the “Turkcell is the one” perception with our innovative solutions. Accordingly in 2012 we launched our new products “Turkcell Smart Cloud” providing cloud computing services, “Turkcell TV” enabling online TV services and “Mobile Wallet” providing mobile banking, payment and loyalty services.  Furthermore we continued to invest in our M2M business with Turkcell Smart Health solutions.

For 2013 we believe that voice, mobile broadband and increased contribution of our subsidiaries should continue to be key growth drivers. We are expecting consolidated revenues in the range of TRY11,200 million –TRY11,400 million and consolidated EBITDA in the range of TRY3,300 million –TRY3,500 million. We expect operational group capex as a percentage of revenues to be around 15%.

5

Fourth Quarter and Full Year 2012 Results

FINANCIAL AND OPERATIONAL REVIEW

The following discussion focuses principally on the developments and trends in our business in the fourth quarter and full year 2012 in TRY terms. Selected financial information for the fourth quarter of 2011, third quarter of 2012 and full year 2011, both in TRY and US$ prepared in accordance with IFRS, and in TRY prepared in accordance with the Capital Markets Board of Turkey’s standards is also included at the end of this press release.

Financial Review of Turkcell Group

	Quarter			Year
Profit & Loss Statement (million TRY)	Q411	Q412	y/y%	FY11	FY12	y/y%
Total Revenue	2,445.5	2,807.3	14.8%	9,370.1	10,507.0	12.1%
Direct cost of revenues1	(1,791.8)	(1,760.1)	(1.8%)	(5,954.3)	(6,487.3)	9.0%
Direct cost of revenues1/revenues	(73.3%)	(62.7%)	10.6pp	(63.5%)	(61.7%)	1.8pp
Depreciation and amortization	(596.4)	(395.5)	(33.7%)	(1,592.9)	(1,411.7)	(11.4%)
Gross Margin	26.7%	37.3%	10.6pp	36.5%	38.3%	1.8pp
Administrative expenses	(103.8)	(125.9)	21.3%	(410.9)	(484.2)	17.8%
Administrative expenses/revenues	(4.2%)	(4.5%)	(0.3pp )	(4.4%)	(4.6%)	(0.2pp
Selling and marketing expenses	(451.6)	(469.0)	3.9%	(1,684.9)	(1,705.7)	1.2%
Selling and marketing expenses/revenues	(18.5%)	(16.7%)	1.8pp	(18.0%)	(16.2%)	1.8pp
EBITDA2	694.7	847.8	22.0%	2,912.9	3,241.5	11.3%
EBITDA Margin	28.4%	30.2%	1.8pp	31.1%	30.9%	(0.2pp )
Net finance income / (expense)	27.8	79.4	185.6%	17.3	467.5	2602.3%
Finance expense	(111.8)	(79.5)	(28.9%)	(528.3)	(224.2)	(57.6%)
Finance income	139.6	158.9	13.8%	545.6	691.7	26.8%
Share of profit of associates	55.0	42.5	(22.7%)	227.1	218.5	(3.8%)
Other income / (expense)	(10.4)	(23.9)	129.8%	(218.5)	(105.2)	(51.9%)
Monetary gains / (losses)	273.5	42.6	(84.4%)	273.5	169.9	(37.9%)
Non-controlling interests	5.8	3.2	(44.8%)	43.3	21.0	(51.5%)
Income tax expense	(118.3)	(136.9)	15.7%	(485.0)	(522.5)	7.7%
Net Income	331.7	459.2	38.4%	1,177.7	2,079.0	76.5%
(1) Including depreciation and amortization expenses.
(2) EBITDA is a non-GAAP financial measure. See page 15 for the reconciliation of EBITDA to net cash from operating activities.

Revenue in Q412 rose by 15% year-on-year to TRY2,807.3 million (TRY2,445.5 million), mainly due to 12% growth in Turkcell Turkey’s revenues and a 28% rise in the contribution of subsidiaries.

•	Turkcell Turkey registered voice revenue growth of 11% to TRY1,675 million (TRY1,511 million), while mobile broadband and services revenues grew 16% to TRY615 million (TRY531 million).

o	Mobile broadband revenues reached TRY295 million (TRY200 million) on 47% growth.

o	Mobile broadband and services revenues constituted 27% (26%) of Turkcell Turkey revenues.

•
The contribution of subsidiaries to the topline increased to 18% (17%). In particular, Turkcell Superonline grew its revenues by 35% to TRY190 million (TRY141 million), while Astelit’s revenues rose by 5% to US$103 million (US$98 million).

For the full year of 2012, revenues grew by 12% to TRY10,507.0 million (TRY9,370.1 million) driven by a 9% increase in Turkcell Turkey’s revenues, and 33% increase in the contribution of subsidiaries.

6

Fourth Quarter and Full Year 2012 Results

•	Turkcell Turkey posted voice revenue growth of 6% to TRY6,442 million (TRY6,086 million) while mobile broadband and services revenues rose by 17% to TRY2,282 million (TRY1,944 million).

o	Mobile broadband revenues increased 44% to TRY1,040 million (TRY724 million).

o	Mobile broadband and services revenues share in Turkcell Turkey’s revenues grew 2pp to 26% (24%).

•
Subsidiaries contribution to Group revenues reached 17% (14%), in particular due to Turkcell Superonline’s 49% revenue growth to TRY684 million (TRY460 million) and Astelit’s revenue increase of 10% to US$405 million (US$369 million).

Direct cost of revenues dropped by 1.8% in Q412 to TRY1,760.1 million (TRY1,791.8 million) while as a percentage of revenues declined to 62.7% (73.3%). This was mainly driven by the decrease in depreciation and amortization (10.3pp), network related expenses (1.0pp) and other cost items (0.9pp) as opposed to the increase in interconnect costs (1.6pp) as a percentage of revenues.

In Q412 depreciation and amortization decreased by 34% to TRY395.5 million (TRY596.4 million). Depreciation expenses in Q411 were relatively higher due to the one-time impact of inflation accounting amounting to TRY240 million and the impairment impact in Belarusian operations.

For the full year 2012, direct cost of revenues rose by 9.0% to TRY6,487.3 million (TRY5,954.3 million). As a percentage of revenues, direct costs declined to 61.7% (63.5%) mainly due to the decrease in depreciation and amortization (3.6pp) and other cost items (0.5pp) as opposed to the increase in interconnect costs (1.8pp) and wages and salaries (0.5pp).

The table below presents the interconnect revenues and costs of Turkcell Turkey:

Million TRY	Quarter			Year
	Q411	Q412	y/y%	FY11	FY12	y/y%
Interconnect revenues	215.6	314.1	45.7%	786.5	1,098.1	39.6%
as a % of revenues	10.6%	13.7%	3.1pp	9.8%	12.6%	2.8pp
Interconnect costs	(227.4)	(308.6)	35.7%	(851.9)	(1,125.5)	32.1%
as a % of revenues	(11.1%)	(13.5%)	(2.4pp )	(10.6%)	(12.9%)	(2.3pp )

Administrative expenses as a percentage of revenues increased by 0.3pp to 4.5% (4.2%) in Q412, mainly due to the increase in bad debt expenses (0.8pp) as opposed to the decrease in wages and salaries (0.2pp) and other cost items (0.3pp) as a percentage of revenues. Bad debt expenses were higher in Q412 mainly due to the increase in the postpaid subscriber base and increased handset bundled offers. Please also note that in Q411 bad debt expenses were positively impacted by improved collections during the period. For the full year of 2012, administrative expenses as a percentage of revenues increased by 0.2pp to 4.6% (4.4%) mainly due to the increase in bad debt expenses (0.5pp) as opposed to the decrease in wages and salaries (0.1pp) and other cost items (0.2pp).

Selling and marketing expenses as a percentage of revenues fell by 1.8pp to 16.7% (18.5%) in Q412 mainly driven by the decrease in selling expenses (0.6pp), marketing expenses (0.7pp) and other cost items (0.5p). For the full year selling and marketing expenses as a percentage of revenues decreased by 1.8pp to 16.2% (18.0%) mostly due to the decrease in prepaid frequency usage fee (0.8pp), selling expenses (0.4pp), marketing expenses (0.4pp) and other cost items (0.2pp).

EBITDA in Q412 rose 22% to TRY847.8 million from TRY694.7 million in Q411, while the EBITDA margin improved 1.8pp to 30.2% (28.4%). The margin increase was mainly driven by the decrease in direct cost of revenues (excluding depreciation and amortization) of 0.3pp and selling and marketing expenses of 1.8pp as opposed to the increase in administrative expenses of 0.3pp as a percentage of revenues.

(*)EBITDA is a non-GAAP financial measure. See page 15 for the reconciliation of EBITDA to net cash from operating activities.

7

Fourth Quarter and Full Year 2012 Results

For the full year, EBITDA reached TRY3,241.5 million (TRY2,912.9 million) on an increase of 11% while the margin decreased by 0.2pp from 31.1% to 30.9%. This decrease was mainly due to the increase in direct costs (excluding depreciation and amortization) of 1.8pp and administrative expenses of 0.2pp as opposed to the decline in selling and marketing expenses of 1.8pp as a percentage of revenues.

The contribution of subsidiaries to Group EBITDA improved by 37% to TRY146 million (TRY107 million) with the improved EBITDA of Turkcell Superonline and Astelit in Q412. In the full year contribution of subsidiaries to Group EBITDA increased by 33% to TRY532 million (TRY399 million).

Net finance income in Q412 rose by 185.6% to TRY79.4 million compared to TRY27.8 million in Q411. The increase in net finance income mainly relates to the lower translation loss of TRY6 million (TRY92 million) in Q412. In Q411 net finance income was negatively impacted by the TRY95 million translation loss stemming from Belarusian operations due to the 49.1% devaluation in the BYR/$US rate in Belarus.

For the full year we recorded net finance income of TRY467.5 million (TRY17.3 million) mainly driven by the lower translation loss of TRY5 million (TRY386 million) and a higher interest income on bank deposits. In FY11 net finance income was adversely impacted by the translation loss of TRY438 million recorded by BeST in consequence of the 178% devaluation in the BYR/$US rate in Belarus.

Share of profit of equity accounted investees, comprising our share in the net income of unconsolidated investees Fintur and A-Tel decreased 22.7% to TRY42.5 million (TRY55.0 million) in Q412. For the full year of 2012, our share in the net income of unconsolidated investees decreased 3.8% to TRY218.5 million (TRY227.1 million).

Income tax expense was at TRY136.9 million in Q412 (TRY118.3 million) on a rise of 15.7% compared to Q411. TRY172.3 million of the total tax charge comprised current tax charges, while deferred tax income of TRY35.4 million was recorded. In FY12 the total taxation charge rose by 7.7% to TRY522.5 million (TRY485.0 million). Of the total tax charge, TRY564.3 million was related to current tax charge while a deferred tax income of TRY41.8 million was recorded.

Million TRY	Quarter			Year
	Q411	Q412	y/y%	FY11	FY12	y/y%
Current Tax expense	(122.9)	(172.3)	40.2%	(512.2)	(564.3)	10.2%
Deferred Tax Income/expense	4.6	35.4	669.6%	27.2	41.8	53.7%
Income Tax expense	(118.3)	(136.9)	15.7%	(485.0)	(522.5)	7.7%

Net income increased by 38% to TRY459 million (TRY332 million) in Q412 mainly due to higher EBITDA. In Q411 and Q412 net income was impacted by several one off items. Excluding the one-off impacts net income would have increased by 29% to TRY565 million in Q412 from TRY437 million in Q411.

In Q411, consolidated net income was impacted by one off items mainly relating to our Belarusian operations, impairment charges and other provisions. One-off items relating to BeST mainly comprised; the inflation accounting impact on depreciation and amortization (negative impact of TRY240 million), inflation adjustments on non-monetary items recorded as monetary gains (positive impact of TRY274 million), translation loss (TRY95 million) relating to devaluation in Belarus and impairment charges (TRY16 million).

In Q412 consolidated net income was impacted by one-off impacts mainly relating provision booked for A-Tel, useful life revision of our fixed assets and other impacts relating to legal disputes and the BeST impairment.

8

Fourth Quarter and Full Year 2012 Results

For the full year of 2012, net income increased by 77% to TRY2,079 million (TRY1,178 million) due to higher EBITDA and lower impact from one off items. Excluding one-off impacts net income would have risen 20% to TRY2,291 million in FY12 from TRY1,913 million in FY11.

For the full year of 2011, net income was mainly impacted by the translation losses of TRY438 million and impairment charges of TRY204 million recorded at BeST due to devaluation in Belarus.

For the full year of 2012 net income was impacted by impairment recognized and provision booked for A-Tel, useful life revision of our fixed assets and other impacts relating to legal disputes and the BeST impairment.

Net income impacts (million TRY)	Q411	FY11	Net income impacts (million TRY)	Q412	FY12

Net income excluding one-offs*	437	1,913	Net income excluding one-offs*	565	2,291
Best related items	(66)	(597)	A-Tel**	(28)	(100)
Other impairment charges	(34)	(40)	Useful Life Revision of assets	(31)	(31)
Other provisions	(5)	(98)	Other impacts	(47)	(81)
Net income reported	332	1,178	Net income reported	459	2,079

* Net income excluding one-off impacts is a presentation of our net income, adjusted to exclude certain items that we consider to be exceptional. However, it should not be relied upon as comparable to reported net income prepared in accordance with the IFRS that we apply

** For details, please refer to consolidated financial statements and notes as at and for the year ended December 31, 2012 which can be accessed via our web site

Total debt as of December 31, 2012, amounted to TRY3,040 million (US$1,705 million) in consolidated terms. Debt balance of Ukraine was TRY1,214 million (US$681 million), Belarus was TRY851 million (US$478 million) and Turkcell Superonline was TRY648 million (US$364 million).

TRY1,733 million (US$972 million) of our consolidated debt is at a floating rate, while TRY1,936 million (US$1,086 million) will mature within less than a year. In FY12, our debt/annual EBITDA ratio in TRY terms decreased to 94%. (Please note that the figures in parentheses refer to US$ equivalents).

Cash flow analysis: Capital expenditures including non-operational items in Q412 amounted to TRY713.4 million, of which TRY399.8 million was related to Turkcell Turkey, TRY159.6 million to Turkcell Superonline, TRY60.6 million to Astelit and TRY65.4 million to BeST. In addition, the other cash flow item mainly relates to increase in trade payables and dividend received from Fintur.

For the full year, capital expenditures including non-operational items stood at TRY1,738.8 million, of which TRY947.3 million  was related to Turkcell Turkey, TRY451.7 million to Turkcell Superonline, TRY138.6 million to Astelit and TRY95.2 million to BeST. The other cash flow item mainly relates to the increase in trade receivables and corporate tax payment.

Please note that in 2012 operational capex as a percentage of revenues was around 15%. We expect a similar ratio of around 15% for 2013.

9

Fourth Quarter and Full Year 2012 Results

Consolidated Cash Flow (million TRY)	Quarter		Year
	Q411	Q412	FY11	FY12
EBITDA1	694.7	847.8	2,912.9	3,241.5
LESS:
Capex and License**	(716.2)	(713.4)	(1,635.8)	(1,738.8)
Turkcell	(361.3)	(399.8)	(894.3)	(947.3)
Ukraine2	(51.9)	(60.6)	(122.9)	(138.6)
Investment & Marketable Securities	(1,596.1)	(32.6)	(1,596.1)	1,556.5
Net interest Income/ (expense)	120.2	85.5	403.0	472.1
Other	87.1	391.2	(508.7)	(977.5)
Net Change in Debt	(14.2)	(90.4)	58.0	(293.3)
Cash generated / (used)	(1,424.5)	488.1	(366.7)	2,260.5
Cash balance	4,738.4	6,998.9	4,738.4	6,998.9

(1) EBITDA is a non-GAAP financial measurement. See page 15 for the reconciliation of EBITDA to net cash from operating activities.
(2) The appreciation of reporting currency (TRY) against US$ is included in this line.
(*) For details, please refer to consolidated financial statements and notes as at and for the year ended December 31, 2012 which can be accessed via our web site
(**) Capex includes both operational and non-operational capex.

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Fourth Quarter and Full Year 2012 Results

Operational Review in Turkey

Summary of Operational data	Quarter			Year
	Q411	Q412	y/y%	FY11	FY12	y/y%
Number of total subscribers (million)	34.5	35.1	1.7%	34.5	35.1	1.7%
Postpaid	11.7	13.2	12.8%	11.7	13.2	12.8%
Prepaid	22.9	21.9	(4.4%)	22.9	21.9	(4.4%)
ARPU, blended (TRY)	19.7	21.7	10.2%	19.8	20.9	5.6%
Postpaid	37.5	38.1	1.6%	38.5	37.7	(2.1%)
Prepaid	11.0	12.1	10.0%	11.0	11.5	4.5%
ARPU (Average Monthly Revenue per User), blended (US$)	10.8	12.2	13.0%	11.9	11.6	(2.5%)
Postpaid	20.6	21.3	3.4%	23.1	21.0	(9.1%)
Prepaid	6.0	6.8	13.3%	6.6	6.4	(3.0%)
Churn (%)*	7.7%	7.2%	(0.5pp )	27.9%	27.1%	(0.8pp )
MOU (Average Monthly Minutes of usage per subscriber), blended	220.4	244.1	10.8%	213.8	243.3	13.8%

(*): including the impact of the regulatory change in the definition of prepaid life cycle.

Subscribers of Turkcell Turkey increased by 590 thousand in 2012 compared to the previous year and reached 35.1 million despite the aggressive competitive environment. During the year we significantly increased our postpaid subscriber base reaching 13.2 million with the addition of 1.5 million subscribers. We achieved this through our mobile broadband focus, switches from prepaid, segmented offers and customer loyalty focus. Accordingly our postpaid subscriber share in total subscriber base has further improved to 37.5% (33.8%).

Churn Rate refers to voluntarily and involuntarily disconnected subscribers. In Q412, our churn rate decreased to 7.2% from 7.7% in Q411 mainly due to our greater focus on customer retention and satisfaction and promoting the contracted offers that meet customer needs. For the full year our churn rate decreased to 27.1%, the lowest level since 2008.

MoU climbed by 10.8% to 244.1 minutes in Q412 while it increased 13.8% to 243.3 minutes for the full year. This increase in MoU was led by flat rate offers with high incentives throughout the year and higher package utilizations.

ARPU in TRY terms increased by 10.2% to TRY21.7 (TRY19.7) in Q412 while rose by 5.6% to TRY20.9 (TRY19.8) in FY12 with the increase in our postpaid subscriber base along with higher voice and data usage.

Despite increased voice and mobile broadband usage, postpaid ARPU for the full year decreased 2.1% to TRY37.7 (TRY38.5) due to intense competition as well as the dilutive impact of switches from the prepaid segment. Meanwhile prepaid ARPU rose by 4.5% to TRY11.5 (TRY11.0) mainly driven by higher package penetration and increasing voice and data usage.

11

Fourth Quarter and Full Year 2012 Results

OTHER DOMESTIC AND INTERNATIONAL OPERATIONS

Astelit continued its solid financial performance in Q412, posting a revenue growth of 5.0% to US$103.0 million (US$98.1 million) along with 10.8% growth in EBITDA to US$27.6 million (US$24.9 million). Revenue growth was mainly driven by subscriber base expansion and higher mobile data and other value-added services revenues. Meanwhile Astelit continued to improve its operational profitability, which was up by 1.4pp to 26.8% (25.4%).

For the full year, Astelit delivered topline growth of 10% to US$405.4 million (US$368.8 million) driven by growth of the subscriber base and higher mobile data and other value-added services revenues. Meanwhile Astelit improved its EBITDA by 21.4% to US$114.4 million (US$94.2 million) and EBITDA margin by 2.7pp to 28.2% (25.5%). EBITDA margin improvement resulted from an efficient approach to marketing as well as other cost control measures conducted by the company.

On a year-on-year basis, Astelit recorded 1 million net additions, increasing its 3-month active subscriber base to 8.0 million with the contribution of its regional growth strategy. MoU declined by 5.2% to 184.5 minutes (194.7 minutes) in Q412 and 4.4% to 189.3 minutes (198.0 minutes) in FY12. The decrease in MoU was mainly driven by the lower usage of new subscribers. On the other hand, the ARPU decrease by 8.5% in Q412 to US$4.3 (US$4.7) and by 4.3% in FY12 to US$4.5 (US$4.7) was mainly related to price competition in the market especially on voice offers.

Astelit	Quarter			Year
	Q411	Q412	y/y%	FY11	FY12	y/y%
Number of subscribers (million)1	9.7	11.1	14.4%	9.7	11.1	14.4%
Active (3 months)2	7.0	8.0	14.3%	7.0	8.0	14.3%
MOU (minutes)	194.7	184.5	(5.2%)	198.0	189.3	(4.4%)
ARPU (Average Monthly Revenue per User), blended (US$)	3.4	3.1	(8.8%)	3.4	3.3	(2.9%)
Active (3 months)	4.7	4.3	(8.5%)	4.7	4.5	(4.3%)
Revenue (million UAH)	783.0	823.4	5.2%	2,938.8	3,239.8	10.2%
Revenue (million US$)	98.1	103.0	5.0%	368.8	405.4	9.9%
EBITDA (million US$)3	24.9	27.6	10.8%	94.2	114.4	21.4%
EBITDA margin	25.4%	26.8%	1.4pp	25.5%	28.2%	2.7pp
Net profit/(loss) (million US$)	(16.4)	(18.5)	12.8%	(75.8)	(56.1)	(26.0%)
Capex (million US$)	26.6	34.1	28.2%	65.1	77.8	19.5%

(1) We may occasionally offer campaigns and tariff schemes that have an active subscriber life differing from the one that we normally use to deactivate subscribers and calculate churn.
(2) Active subscribers are those who in the past three months made a transaction which brought revenue to the Company.
(3) EBITDA is a non-GAAP financial measurement. See page 15 for the reconciliation of Euroasia’s EBITDA to net cash from operating activities. Euroasia holds a 100% stake in Astelit.
(*) Astelit, in which we hold a 55% stake through Euroasia, has operated in Ukraine since February 2005.

Turkcell Superonline continued its momentum in the fourth quarter of the year achieving revenue growth of 35.3% while EBITDA margin was at 20.6% (22.1%).  Increased marketing activities in the last quarter of the year adversely impacted the EBITDA margin.

In Q412, residential segment revenues grew by 89% mainly driven by the 59% increase in FTTX subscriber base. Continuing our fiber investments, we increased our home passes to around 1.3 million and reached 425 thousand FTTX subscribers. The corporate segment posted a 32% growth in Q412 with the contribution of increasing synergies achieved at the Group level and the integrated solutions offered in consequence.  The share of the residential and corporate segment increased to 62% (52%) while the share of non-group revenues increased to 74% (64%).

12

Fourth Quarter and Full Year 2012 Results

Meanwhile, our nominal EBITDA increased by 26% due to the rising weight of the more profitable data business.

For the full year, Turkcell Superonline’s contribution to group financials continued to improve on 48.6% revenue growth. The EBITDA margin increased 3.1pp to 20.8% (17.7%) driven by the more profitable data business. In the meantime, having recorded a positive full year EBITDA in 2009 and EBIT in 2011, Turkcell Superonline for the first time posted positive full year net income in 2012.

In 2012, residential segment revenues grew by 92% while the corporate segment grew by 65%. The share of the residential and corporate segment increased to 58% (48%) while the share of non-group revenues at Turkcell Superonline was at 71% (61%) in 2012.

Turkcell Superonline (million TRY)	Quarter			Year
	Q411	Q412	y/y%	FY11	FY12	y/y%
Revenue	140.7	190.3	35.3%	460.5	684.1	48.6%
Residential	34.7	65.7	89.3%	110.3	211.7	91.9%
Corporate	38.8	51.4	32.5%	112.9	186.0	64.7%
Wholesale	67.2	73.2	8.9%	237.3	286.4	20.7%
EBITDA 1	31.1	39.2	26.0%	81.6	142.5	74.6%
EBITDA Margin	22.1%	20.6%	(1.5pp )	17.7%	20.8%	3.1pp
Capex	172.4	159.6	(7.4%)	392.7	451.7	15.0%

(1)EBITDA is a non-GAAP financial measure. See page 15 for the reconciliation of EBITDA to net cash from operating activities.
(*)Turkcell Superonline is our wholly-owned subsidiary, providing fiber broadband.

Fintur continued to improve its total subscriber base during year to 21.2 million mainly driven by 2.7 million subscriber growth in Kazakhstan. Fintur’s consolidated revenue increased by 5.9% to US$541 million in Q412 (US$511 million) while revenues grew by 3.5% to US$2,027 million (US$1,958 million) for the full year.

We account for our investment in Fintur using the equity method. Fintur’s contribution to net income decreased from TRY65 million to TRY49 million while its contribution in USD terms decreased from US$36 million to US$27 million in Q412. Fintur’s contribution to Turkcell’s net income was US$143 million in 2012 (US$165 million).

Fintur	Quarter			Year
	Q411	Q412	y/y%	FY11	FY12	y/y%
Subscribers (million)	18.2	21.2	16.5%	18.2	21.2	16.5%
Kazakhstan	10.8	13.5	25.0%	10.8	13.5	25.0%
Azerbaijan	4.2	4.4	4.8%	4.2	4.4	4.8%
Moldova	1.1	1.3	18.2%	1.1	1.3	18.2%
Georgia	2.1	2.1	-	2.1	2.1	-
Revenue (million US$)	511	541	5.9%	1,958	2,027	3.5%
Kazakhstan	317	331	4.4%	1,211	1,221	0.8%
Azerbaijan	137	151	10.2%	526	579	10.1%
Moldova	21	21	-	79	79	-
Georgia	36	38	5.6%	142	148	4.2%
Other1	-	-	-	-	-	-
Fintur’s contribution to Group’s net income (million US$)	36	27	(25.0%)	165	143	(13.3%)

1)	Includes intersegment eliminations
(*)	We hold a 41.45% stake In Fintur which has interests in Kazakhstan, Azerbaijan, Moldova, and Georgia.

13

Fourth Quarter and Full Year 2012 Results

Turkcell Group Subscribers amounted to approximately 69.2 million as of December 31, 2012. This figure is calculated by considering the number of subscribers in Turkcell and each of our subsidiaries and unconsolidated investees. It includes the total number of mobile subscribers in Turkcell Turkey, Astelit, BeST, KKTCell (“Northern Cyprus”), Turkcell Europe and Fintur. Turkcell Group subscribers increased by 4.4 million compared to the previous year, due to the improved subscriber base of Fintur, Astelit and Turkcell Turkey. This was despite the 0.7 million decline in BeST’s subscriber base during the year in line with BeST’s churn policy and value focus approach.

Turkcell Group Subscribers (million)	2011	2012	y/y%
Turkcell Turkey	34.5	35.1	1.7%
Ukraine	9.7	11.1	14.4%
Fintur	18.2	21.2	16.5%
Northern Cyprus	0.4	0.4	-
Belarus	1.8	1.1	(38.9%)
Turkcell Europe	0.2	0.3	50.0%
TURKCELL GROUP	64.8	69.2	6.8%

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT

The foreign exchange rates that have been used in our financial reporting, along with certain macroeconomic indicators, are set out below.

	Quarter			Year
	Q411	Q412	y/y%	FY11	FY12	y/y%
TRY / US$ rate
Closing Rate	1.8889	1.7826	(5.6%)	1.8889	1.7826	(5.6%)
Average Rate	1.8209	1.7854	(1.9%)	1.6698	1.7913	7.3%
Consumer Price Index (Turkey)	5.7%	2.7%	(3.0pp )	10.4%	6.2%	(4.2pp )
GDP Growth (Turkey)	5.0%	n.a.	n.a.	8.5%	n.a.	n.a.
UAH/ US$ rate
Closing Rate	7.99	7.99	-	7.99	7.99	-
Average Rate	7.98	7.99	0.1%	7.97	7.99	0.3%
BYR/ US$ rate
Closing Rate	8.350	8.570	2.6%	8.350	8.570	2.6%
Average Rate	8.025	8.548	6.5%	5.038	8.326	65.3%

14

Fourth Quarter and Full Year 2012 Results

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS: We believe that EBITDA is a measurement commonly used by companies, analysts and investors in the telecommunications industry that enhances the understanding of our cash generation ability and liquidity position, and assists in the evaluation of our capacity to meet our financial obligations. We also use EBITDA as an internal measurement tool, and accordingly, we believe that its presentation provides useful and relevant information to analysts and investors.  Our EBITDA definition includes Revenue, Direct Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses and Administrative expenses, but excludes translation gain/(loss), finance income, share of profit of equity accounted investees, gain on sale of investments, income/(loss) from related parties, minority interest and other income/(expense). EBITDA is not a measure of financial performance under IFRS, and should not be construed as a substitute for net earnings (loss) as a measure of performance, or cash flow from operations as a measure of liquidity. The following table provides a reconciliation of EBITDA, which is a non-GAAP financial measurement, to net cash from operating activities, which we believe is the most directly comparable financial measurement calculated and presented in accordance with IFRS.

Turkcell Group (million US$)	Quarter			Year
	Q411	Q412	y/y%	FY11	FY12	y/y%
EBITDA	383.5	474.8	23.8%	1,748.1	1,808.4	3.4%
Income tax expense	(67.1)	(76.6)	14.2%	(292.2)	(291.5)	(0.2%)
Other operating income / (expense)	1.9	25.0	1215.8%	(57.9)	17.5	-
Financial income	7.5	(2.6)	-	29.0	5.0	(82.8%)
Financial expense	(13.9)	(44.3)	218.7%	(81.5)	(125.3)	53.7%
Net increase / (decrease) in assets and liabilities	(29.6)	274	-	(419.7)	(225.8)	(46.2%)
Net cash from operating activities	282.3	650.3	130.4%	925.8	1,188.3	28.4%

Turkcell Superonline (million TRY)	Quarter			Year
	Q411	Q412	y/y%	FY11	FY12	y/y%
EBITDA	31.1	39.2	26.0%	81.6	142.5	74.6%
Other operating income / (expense)	0.3	2.4	700.0%	0.9	4.6	411.1%
Financial income	1.0	(0.3)	-	6.6	10.5	59.1%
Financial expense	(15.0)	(14.6)	(2.7%)	(49.1)	(42.6)	(13.2%)
Net increase / (decrease) in assets and liabilities	47.5	(37.7)	-	(40.6)	(74.8)	84.2%
Net cash from operating activities	64.8	(11.0)	-	(0.6)	40.2	-

Euroasia (million US$)	Quarter			Year
	Q411	Q412	y/y%	FY11	FY12	y/y%
EBITDA	24.9	27.6	10.8%	94.2	114.4	21.4%
Other operating income / (expense)	1.9	0.5	(73.7%)	2.1	0.7	(66.7%)
Financial income	0.3	1.2	300.0%	0.7	2.5	257.1%
Financial expense	(14.8)	(16.1)	8.8%	(54.2)	(56.3)	3.9%
Net increase / (decrease) in assets and liabilities	13.4	45.7	241.0%	26.5	79.9	201.5%
Net cash from operating activities	25.7	58.9	129.2%	69.3	141.2	103.8%

15

Fourth Quarter and Full Year 2012 Results

FORWARD-LOOKING STATEMENTS: This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. This includes in particular our targets for revenue, EBITDA and capex in 2013.   More generally, all statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position and business strategy may constitute forward-looking statements.  In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, “will,” “expect,” “intend,” “estimate,” “believe” or “continue.”
Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct.  All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Annual Report on Form 20-F for 2011 filed with the U.S. Securities and Exchange Commission, and in particular the risk factor section therein. We undertake no duty to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

ABOUT TURKCELL: Turkcell is the leading communications and technology company in Turkey, with 35.1 million subscribers as of December 31, 2012. Turkcell is a leading regional player, with market leadership in five of the nine countries in which it operates with its approximately 69.2 million subscribers as of December 31, 2012. It has become one of the first among the global operators to have implemented HSPA+. It has achieved up to 43.2 Mbps speed using the Dual Carrier technology, and is continuously working to provide the latest technology to its customers, e.g. 84 Mbps in the near future. Turkcell Superonline, a wholly owned subsidiary of Turkcell, is the one and only telecom operator to offer households fiber broadband connection at speeds of up to 1,000 Mbps in Turkey. As of December 31, 2012, Turkcell population coverage is at 99.17% in 2G and 84.02% in 3G.  Turkcell reported a TRY10.5 billion (US$5.9 billion) revenue with total assets of TRY18.7 billion (US$10.5 billion) as of December 31, 2012. It has been listed on the NYSE and the ISE since July 2000, and is the only NYSE-listed company in Turkey. Read more at www.turkcell.com.tr

For further information please contact Turkcell

Corporate Affairs:	Investors:	Media:
Koray Ozturkler, Chief Corporate Affairs Officer Tel: +90-212-313-1500 Email: koray.ozturkler@turkcell.com.tr	Nihat Narin, Investor and International Media Relations Tel: + 90-212-313-1244 Email: nihat.narin@turkcell.com.tr investor.relations@turkcell.com.tr	Filiz Karagul Tuzun, Corporate Communications Tel: + 90-212-313-2304 Email: filiz.karagul@turkcell.com.tr turkcell-kurumsal-iletisim@turkcell.com.tr

16

	TURKCELL ILETISIM HIZMETLERI A.S. IFRS SELECTED FINANCIALS (TRY Million)

	Quarter Ended	Quarter Ended	Quarter Ended	12 Months Ended	12 Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2011	2012	2012	2011	2012

Consolidated Statement of Operations Data
Revenues
Communication fees	2,252.8	2,544.8	2,534.5	8,724.7	9,626.7
Commission fees and revenue on betting business	31.5	28.7	63.0	86.5	159.1
Monthly fixed fees	24.7	21.8	21.7	104.5	90.7
Simcard sales	8.2	11.3	6.4	35.3	32.9
Call center revenues and other revenues	128.3	146.2	181.7	419.1	597.6
Total revenues	2,445.5	2,752.8	2,807.3	9,370.1	10,507.0
Direct cost of revenues	(1,791.8)	(1,663.6)	(1,760.1)	(5,954.3)	(6,487.3)
Gross profit	653.7	1,089.2	1,047.2	3,415.8	4,019.7
Administrative expenses	(103.8)	(117.6)	(125.9)	(410.9)	(484.2)
Selling & marketing expenses	(451.6)	(399.6)	(469.0)	(1,684.9)	(1,705.7)
Other Operating Income / (Expense)	(10.4)	(78.7)	(23.9)	(218.5)	(105.2)

Operating profit before financing costs	87.9	493.3	428.4	1,101.5	1,724.6
Finance costs	(111.8)	(41.9)	(79.5)	(528.3)	(224.2)
Finance income	139.6	163.2	158.9	545.6	691.7
Monetary gain	273.5	47.5	42.6	273.5	169.9
Share of profit of equity accounted investees	55.0	60.9	42.5	227.1	218.5
Income before taxes and minority interest	444.2	723.0	592.9	1,619.4	2,580.5
Income tax expense	(118.3)	(157.9)	(136.9)	(485.0)	(522.5)
Income before minority interest	325.9	565.1	456.0	1,134.4	2,058.0
Non-controlling interests	5.8	5.7	3.2	43.3	21.0
Net income	331.7	570.8	459.2	1,177.7	2,079.0

Net income per share	0.15	0.26	0.21	0.54	0.95

Other Financial Data

Gross margin	26.7%	39.6%	37.3%	36.5%	38.3%
EBITDA(*)	694.7	912.0	847.8	2,912.9	3,241.5
Capital expenditures	716.2	445.6	713.4	1,635.8	1,738.8

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	4,738.4	6,510.8	6,998.9	4,738.4	6,998.9
Total assets	17,186.7	18,031.5	18,687.4	17,186.7	18,687.4
Long term debt	1,997.3	1,109.6	1,103.8	1,997.3	1,103.8
Total debt	3,528.6	3,127.4	3,039.6	3,528.6	3,039.6
Total liabilities	6,360.3	5,663.3	5,923.7	6,360.3	5,923.7
Total shareholders’ equity / Net Assets	10,826.4	12,368.2	12,763.7	10,826.4	12,763.7

** For further details, please refer to our consolidated financial statements and notes as at 31 December 2012 on our web site.

	TURKCELL ILETISIM HIZMETLERI A.S. CMB SELECTED FINANCIALS (TRY Million)

	Quarter Ended	Quarter Ended	Quarter Ended	12 Months Ended	12 Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2011	2012	2012	2011	2012

Consolidated Statement of Operations Data
Revenues
Communication fees	2,252.8	2,544.8	2,534.5	8,724.7	9,626.7
Commission fees and revenue on betting business	31.5	28.7	63.0	86.5	159.1
Monthly fixed fees	24.7	21.8	21.7	104.5	90.7
Simcard sales	8.2	11.3	6.4	35.3	32.9
Call center revenues and other revenues	128.3	146.2	181.7	419.1	597.6
Total revenues	2,445.5	2,752.8	2,807.3	9,370.1	10,507.0
Direct cost of revenues	(1,790.5)	(1,662.5)	(1,759.5)	(5,948.8)	(6,482.1)
Gross profit	655.0	1,090.3	1,047.8	3,421.3	4,024.9
Administrative expenses	(103.8)	(117.6)	(125.9)	(410.9)	(484.2)
Selling & marketing expenses	(451.6)	(399.6)	(469.0)	(1,684.9)	(1,705.7)
Other Operating Income / (Expense)	(10.4)	(79.0)	(23.6)	(217.3)	(105.3)

Operating profit before financing costs	89.2	494.1	429.3	1,108.2	1,729.7
Finance costs	(111.8)	(41.9)	(79.5)	(528.3)	(224.2)
Finance income	139.7	163.2	158.9	545.6	691.7
Monetary gain	273.5	47.5	42.6	273.5	169.9
Share of profit of equity accounted investees	55.0	60.9	42.5	227.1	218.5
Income before taxes and minority interest	445.6	723.8	593.8	1,626.1	2,585.6
Income tax expense	(118.1)	(158.0)	(136.8)	(486.1)	(523.6)
Income before minority interest	327.5	565.8	457.0	1,140.0	2,062.0
Non-controlling interests	5.8	5.7	3.2	43.3	21.0
Net income	333.3	571.5	460.2	1,183.3	2,083.0

Net income per share	0.15	0.26	0.21	0.54	0.95

Other Financial Data

Gross margin	26.8%	39.6%	37.3%	36.5%	38.3%
EBITDA(*)	694.7	912.0	847.8	2,912.9	3,241.5
Capital expenditures	716.2	445.6	713.4	1,635.8	1,738.8

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	4,738.4	6,510.8	6,998.9	4,738.4	6,998.9
Total assets	17,147.0	17,996.1	18,653.0	17,147.0	18,653.0
Long term debt	1,997.3	1,109.6	1,103.8	1,997.3	1,103.8
Total debt	3,528.6	3,127.4	3,039.6	3,528.6	3,039.6
Total liabilities	6,353.5	5,657.8	5,918.1	6,353.5	5,918.1
Total shareholders’ equity / Net Assets	10,793.5	12,338.3	12,734.9	10,793.5	12,734.9

** For further details, please refer to our consolidated financial statements and notes as at 31 December 2012 on our web site.

	TURKCELL ILETISIM HIZMETLERI A.S. IFRS SELECTED FINANCIALS (US$ MILLION)

	Quarter Ended	Quarter Ended	Quarter Ended	12 Months Ended	12 Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2011	2012	2012	2011	2012

Consolidated Statement of Operations Data
Revenues
Communication fees	1,231.6	1,413.1	1,419.6	5,225.4	5,374.0
Commission fees and revenue on betting business	17.3	16.0	35.3	51.4	89.0
Monthly fixed fees	13.6	12.1	12.1	63.0	50.6
Simcard sales	4.5	6.2	3.6	21.2	18.3
Call center revenues and other revenues	69.0	81.4	101.9	248.7	333.9
Total revenues	1,336.0	1,528.8	1,572.5	5,609.7	5,865.8
Direct cost of revenues	(960.8)	(924.3)	(986.1)	(3,528.9)	(3,622.3)
Gross profit	375.2	604.5	586.4	2,080.8	2,243.5
Administrative expenses	(56.1)	(65.4)	(70.5)	(246.5)	(270.5)
Selling & marketing expenses	(246.7)	(221.9)	(262.8)	(1,010.6)	(953.2)
Other Operating Income / (Expense)	4.8	(43.8)	(13.4)	(128.7)	(58.8)

Operating profit before financing costs	77.2	273.4	239.7	695.0	961.0
Finance costs	(28.6)	(23.6)	(44.4)	(289.7)	(125.5)
Finance income	82.2	90.6	88.7	330.3	386.1
Monetary gain	144.8	27.1	24.0	144.8	95.3
Share of profit of equity accounted investees	30.3	33.9	23.7	136.9	121.7
Income before taxes and minority interest	305.9	401.4	331.7	1,017.3	1,438.6
Income tax expense	(67.1)	(87.7)	(76.6)	(292.2)	(291.5)
Income before minority interest	238.8	313.7	255.1	725.1	1,147.1
Non-controlling interests	3.2	3.2	1.8	26.6	11.7
Net income	242.0	316.9	256.9	751.7	1,158.8

Net income per share	0.11	0.14	0.12	0.34	0.53

Other Financial Data

Gross margin	28.1%	39.5%	37.3%	37.1%	38.2%
EBITDA(*)	383.5	506.2	474.8	1,748.1	1,808.4
Capital expenditures	367.7	253.5	401.0	866.0	975.5

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	2,508.5	3,648.1	3,926.2	2,508.5	3,926.2
Total assets	9,098.8	10,103.4	10,483.2	9,098.8	10,483.2
Long term debt	1,057.4	621.8	619.2	1,057.4	619.2
Total debt	1,868.1	1,752.3	1,705.2	1,868.1	1,705.2
Total liabilities	3,367.2	3,173.3	3,323.1	3,367.2	3,323.1
Total equity	5,731.6	6,930.1	7,160.1	5,731.6	7,160.1

* Please refer to the notes on reconciliation of Non-GAAP Financial measures on page 15
** For further details, please refer to our consolidated financial statements and notes as at 31 December 2012 on our web site.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

	Note	2012	2011
Assets
Property, plant and equipment	13	3,061,199	2,709,600
Intangible assets	14	1,296,117	1,246,308
GSM and other telecommunication operating licenses		678,694	691,895
Computer software		568,447	502,974
Other intangible assets		48,976	51,439
Investments in equity accounted investees	15	256,931	414,392
Other investments	16	29,069	22,568
Due from related parties	34	-	43
Other non-current assets	17	125,299	125,389
Trade receivables	19	216,149	113,581
Deferred tax assets	18	14,823	3,286
Total non-current assets		4,999,587	4,635,167

Inventories		48,903	26,069
Other investments	16	22,205	844,982
Due from related parties	34	7,414	43,215
Trade receivables and accrued income	19	1,209,007	842,381
Other current assets	20	269,905	198,458
Cash and cash equivalents	21	3,926,215	2,508,529
Total current assets		5,483,649	4,463,634

Total assets		10,483,236	9,098,801

Equity
Share capital	22	1,636,204	1,636,204
Share premium	22	434	434
Capital contributions	22	22,772	22,772
Reserves	22	(1,628,110)	(1,920,974)
Retained earnings	22	7,207,563	6,053,702
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS		7,238,863	5,792,138

Non-controlling interests	22	(78,719)	(60,533)

Total equity		7,160,144	5,731,605

Liabilities
Loans and borrowings	25	619,196	1,057,380
Employee benefits	26	41,452	28,259
Provisions	28	148,894	58,219
Other non-current liabilities	24	117,888	92,669
Deferred tax liabilities	18	44,169	67,374
Total non-current liabilities		971,599	1,303,901

Bank overdraft	21	-	1,084
Loans and borrowings	25	1,087,447	811,953
Income taxes payable	12	76,533	61,891
Trade and other payables	29	953,601	929,488
Due to related parties	34	55,614	14,582
Deferred income	27	91,166	118,376
Provisions	28	87,132	125,921
Total current liabilities		2,351,493	2,063,295

Total liabilities		3,323,092	3,367,196

Total equity and liabilities		10,483,236	9,098,801

The notes on page 7 to 139 are an integral part of these consolidated financial statements.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME
For the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

	Note	2012	2011	2010

Revenue	8	5,865,787	5,609,679	5,982,093
Direct costs of revenue		(3,622,309)	(3,528,928)	(3,349,035)
Gross profit		2,243,478	2,080,751	2,633,058

Other income		18,094	32,600	14,668
Selling and marketing expenses		(953,187)	(1,010,615)	(1,085,750)
Administrative expenses		(270,477)	(246,543)	(347,290)
Other expenses	9	(76,924)	(161,236)	(64,233)
Results from operating activities		960,984	694,957	1,150,453

Finance income	11	386,088	330,277	277,130
Finance costs	11	(125,510)	(289,648)	(102,662)
Net finance income		260,578	40,629	174,468

Monetary gain		95,325	144,813	-
Share of profit of equity accounted investees	15	121,733	136,907	122,839
Profit before income tax		1,438,620	1,017,306	1,447,760

Income tax expense	12	(291,491)	(292,193)	(320,799)
Profit for the year		1,147,129	725,113	1,126,961

Profit/(loss) attributable to:
Owners of Turkcell Iletisim Hizmetleri AS		1,158,835	751,709	1,170,176
Non-controlling interests		(11,706)	(26,596)	(43,215)
Profit for the year		1,147,129	725,113	1,126,961
Basic and diluted earnings per share (in full USD)	23	0.53	0.34	0.53

The notes on page 7 to 139 are an integral part of these consolidated financial statements.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

	2012	2011	2010

Profit for the year	1,147,129	725,113	1,126,961

Other comprehensive income/(expense), net of tax:
Foreign currency translation differences	312,708	(1,293,917)	(184,352)
Net change in fair value of available-for-sale securities	-	-	(1,318)
Change in cash flow hedge reserve	(860)	(459)	-
Actuarial loss arising from employee benefits (Note 26)	(4,911)	-	-
Tax effect of foreign currency translation differences	2,145	(4,430)	(754)
Tax effect of actuarial loss from employee benefits	960	-	-
Other comprehensive income/(expense) for the year, net of tax	310,042	(1,298,806)	(186,424)

Total comprehensive income for the year	1,457,171	(573,693)	940,537

Total comprehensive income/(expense) attributable to:
Owners of Turkcell Iletisim Hizmetleri AS	1,467,154	(540,624)	984,187
Non-controlling interest	(9,983)	(33,069)	(43,650)
Total comprehensive income for the year	1,457,171	(573,693)	940,537

The notes on page 7 to 139 are an integral part of these consolidated financial statements.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

	Attributable to equity holders of the Company
	Share Capital	Capital Contribution	Share Premium	Legal Reserves	Fair Value Reserve	Cash Flow Hedge Reserves	Reserve for Non-Controlling Interest Put Option	Translation Reserve	Retained Earnings	Total	Non-Controlling Interest	Total Equity

Balance at 1 January 2010	1,636,204	22,772	434	484,291	1,318	-	(250,834)	(746,870)	4,712,254	5,859,569	36,632	5,896,201
Total comprehensive income
Profit for the year	-	-	-	-	-	-	-	-	1,170,176	1,170,176	(43,215)	1,126,961
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	-	-	-	-	-	-	(461)	(184,210)	-	(184,671)	(435)	(185,106)
Net change in fair value of available-for-sale securities, net of tax	-	-	-	-	(1,318)	-	-	-	-	(1,318)	-	(1,318)
Total other comprehensive income/(expense)	-	-	-	-	(1,318)	-	(461)	(184,210)	-	(185,989)	(435)	(186,424)
Total comprehensive income/(expense), net of tax	-	-	-	-	(1,318)	-	(461)	(184,210)	1,170,176	984,187	(43,650)	940,537
Increase in legal reserves	-	-	-	50,652	-	-	-	-	(50,652)	-	-	-
Dividends paid (Note 22)	-	-	-	-	-	-	-	-	(573,451)	(573,451)	(17,090)	(590,541)
Change in non-controlling interest	-	-	-	-	-	-	-	-	-	-	89	89
Change in reserve for non-controlling interest put option	-	-	-	-	-	-	(12,689)	-	-	(12,689)	-	(12,689)
Balance at 31 December 2010	1,636,204	22,772	434	534,943	-	-	(263,984)	(931,080)	5,258,327	6,257,616	(24,019)	6,233,597
					-	-
Balance at 1 January 2011	1,636,204	22,772	434	534,943	-	-	(263,984)	(931,080)	5,258,327	6,257,616	(24,019)	6,233,597
Total comprehensive income
Profit for the year	-	-	-	-	-	-	-	-	751,709	751,709	(26,596)	725,113
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	-	-	-	-	-	-	(10,717)	(1,281,157)	-	(1,291,874)	(6,473)	(1,298,347)
Change in cash flow hedge reserve	-	-	-	-	-	(459)	-	-	-	(459)	-	(459)
Net change in fair value of available-for-sale securities, net of tax	-	-	-	-	-	-			-	-	-	-
Total other comprehensive income/(expense)	-	-	-	-	-	(459)	(10,717)	(1,281,157)	-	(1,292,333)	(6,473)	(1,298,806)
Total comprehensive income/(expense), net of tax	-	-	-	-	-	(459)	(10,717)	(1,281,157)	751,709	(540,624)	(33,069)	(573,693)
Transfer from legal reserves	-	-	-	(1,004)	-	-	-	-	1,004	-	-	-
Dividends paid (Note 22)	-	-	-	-	-	-	-	-	-	-	(3,989)	(3,989)
Effects of inflation accounting (Note 2b)	-	-	-	-	-	-	-	-	42,662	42,662	-	42,662
Change in non-controlling interest	-	-	-	-	-	-	-	-	-	-	544	544
Change in reserve for non-controlling interest put option	-	-	-	-	-	-	32,484	-	-	32,484	-	32,484
Balance at 31 December 2011	1,636,204	22,772	434	533,939	-	(459)	(242,217)	(2,212,237)	6,053,702	5,792,138	(60,533)	5,731,605

Balance at 1 January 2012	1,636,204	22,772	434	533,939	-	(459)	(242,217)	(2,212,237)	6,053,702	5,792,138	(60,533)	5,731,605
Total comprehensive income
Profit for the year	-	-	-	-	-	-	-	-	1,158,835	1,158,835	(11,706)	1,147,129
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	-	-	-	-	-	-	3,951	309,179	-	313,130	1,723	314,853
Defined benefit plan actuarial losses	-	-	-	-	-	-	-	-	(3,951)	(3,951)	-	(3,951)
Change in cash flow hedge reserve	-	-	-	-	-	(860)	-	-	-	(860)	-	(860)
Total other comprehensive income/(expense), net of tax	-	-	-	-	-	(860)	3,951	309,179	(3,951)	308,319	1,723	310,042
Total comprehensive income/(expense)	-	-	-	-	-	(860)	3,951	309,179	1,154,884	1,467,154	(9,983)	1,457,171
Transfers from legal reserves	-	-	-	1,023	-	-	-	-	(1,023)	-	-	-
Dividend paid (Note 22)	-	-	-	-	-	-	-	-	-	-	(8,485)	(8,485)
Change in non-controlling interest	-	-	-	-	-	-	-	-	-	-	282	282
Change in reserve for non-controlling interest put option (Note 30)	-	-	-	-	-	-	(20,429)	-	-	(20,429)	-	(20,429)
Balance at 31 December 2012	1,636,204	22,772	434	534,962	-	(1,319)	(258,695)	(1,903,058)	7,207,563	7,238,863	(78,719)	7,160,144

The notes on page 7 to 139 are an integral part of these consolidated financial statements.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
For the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

	Note	2012	2011	2010
Cash flows from operating activities
Profit for the year		1,147,129	725,113	1,126,961
Adjustments for:
Depreciation and impairment of fixed assets	13	562,788	636,758	515,515
Amortization of intangible assets	14	225,844	287,792	241,839
Net finance (income)	11	(317,295)	(300,307)	(237,628)
Income tax expense	12	291,491	292,193	320,799
Share of profit of equity accounted investees	15, 34	(134,995)	(165,408)	(154,457)
(Gain)/loss on sale of property, plant and equipment		(2,599)	(3,771)	101
Unrealized foreign exchange and monetary gain/loss on operating assets		(40,855)	(159,292)	(5,847)
Impairment losses on goodwill		-	52,971	23,499
Provision for impairment of trade receivables and due from related parties	30	62,431	31,361	126,257
Deferred income	27	(34,269)	(16,005)	(77,854)
Provision for equity accounted investees	9	19,299	-	-
Impairment losses on equity accounted investees and other non-current investments	9	40,250	21,558	-
		1,819,219	1,402,963	1,879,185

Change in trade receivables	19	(487,538)	(275,271)	(204,403)
Change in due from related parties	34	37,583	33,984	28,752
Change in inventories		(21,279)	(6,110)	3,083
Change in other current assets	20	(45,798)	(35,736)	(29,389)
Change in other non-current assets	17	(21,278)	(22,867)	(29,011)
Change in due to related parties	34	1,669	4,159	(3,775)
Change in trade and other payables		(4,811)	43,853	32,541
Change in other current liabilities		(48)	57,741	(96,118)
Change in other non-current liabilities	24	(11,840)	(21,185)	(14,051)
Change in employee benefits	26	6,596	3,917	2,690
Change in provisions	28	40,007	(8,060)	(45,102)
		1,312,482	1,177,388	1,524,402

Interest paid		(56,343)	(46,716)	(38,829)
Income tax paid		(307,262)	(276,176)	(322,754)
Dividends received		239,377	71,331	99,759
Net cash generated by operating activities		1,188,254	925,827	1,262,578
Cash flows from investing activities
Acquisition of property, plant and equipment		(758,898)	(660,359)	(912,097)
Acquisition of intangible assets	14	(208,040)	(198,607)	(132,827)
Proceeds from sale of property, plant and equipment		9,679	8,603	8,506
Proceeds from currency option contracts	11	2,250	6,081	12,147
Payment of currency option contracts premium	11	(280)	(1,267)	(4,988)
Acquisition of financial assets		(27,360)	(858,667)	(16,762)
Proceeds from sale of financial assets		897,057	11,191	70,528
Acquisition of subsidiary net-off cash acquired	7	-	578	-
Interest received		390,155	281,965	270,602
Net cash used in investing activities		304,563	(1,410,482)	(704,891)

Cash flows from financing activities
Proceeds from issuance of loans and borrowings		670,549	552,859	1,071,777
Loan transaction costs		-	(938)	(12,100)
Repayment of borrowings		(833,552)	(516,901)	(772,892)
Change in non-controlling interest		282	544	89
Dividends paid		(8,485)	(3,989)	(590,541)
Net cash generated by/(used in) financing activities		(171,206)	31,575	(303,667)

Net (decrease)/increase in cash and cash equivalents		1,321,611	(453,080)	254,020

Cash and cash equivalents at 1 January		2,507,445	3,296,267	3,090,242

Effects of foreign exchange rate fluctuations on cash and cash equivalents		97,159	(335,742)	(47,995)

Cash and cash equivalents at 31 December	21	3,926,215	2,507,445	3,296,267

The notes on page 7 to 139 are an integral part of these consolidated financial statements.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

   TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company”) was incorporated in Turkey on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Turkcell Plaza, Mesrutiyet Caddesi No: 71, 34430 Tepebasi/Istanbul. It is engaged in establishing and operating a Global System for Mobile Communications (“GSM”) network in Turkey and regional states.

In April 1998, the Company signed a license agreement (the “2G License”) with the Ministry of Transport, Maritime Affairs and Communications of Turkey (the “Turkish Ministry”), under which it was granted a 25 year GSM license in exchange for a license fee of $500,000. The License permits the Company to operate as a stand-alone GSM operator and releases it from some of the operating constraints in the Revenue Sharing Agreement, which was in effect prior to the 2G License. Under the 2G License, the Company collects all of the revenue generated from the operations of its GSM network and pays the Undersecretariat of Treasury (the “Turkish Treasury”) a treasury share equal to 15% of its gross revenue from Turkish GSM operations. The Company continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers. Following the 3G tender held by the Information Technologies and Communications Authority (“ICTA”) regarding the authorization for providing IMT-2000/UMTS services and infrastructure, the Company has been granted the A-Type license (the “3G License”) providing the widest frequency band, at a consideration of EUR 358,000 (excluding Value Added Tax (“VAT”)). Payment of the 3G license was made in cash, following the necessary approvals, on 30 April 2009.

On 25 June 2005, the Turkish Government declared that GSM operators are required to pay 10% of their existing monthly treasury share to the Turkish Ministry as a universal service fund contribution in accordance with Law No: 5369. As a result, starting from 30 June 2005, the Company pays 90% of the treasury share to the Turkish Treasury and 10% to the Turkish Ministry as universal service fund.

In July 2000, the Company completed an initial public offering with the listing of its ordinary shares on the Istanbul Stock Exchange and American Depositary Shares, or ADSs, on the New York Stock Exchange.

As at 31 December 2012, two significant founding shareholders, Sonera Holding BV and Cukurova Group, directly and indirectly, own approximately 37.1% and 13.8%, respectively of the Company’s share capital and are ultimate counterparties to a number of transactions that are discussed in the related parties footnote. Alfa Group holds 13.2% of the Company’s shares indirectly through Cukurova Holdings Limited and Turkcell Holding AS.

The consolidated financial statements of the Company as at and for the year ended 31 December 2012 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in one associate and one joint venture. Subsidiaries of the Company, their locations and their business are given in Note 35. The Company’s and each of its subsidiaries’, associate’s and joint venture’s financial statements are prepared as at and for the year ended 31 December 2012.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

2.	Basis of preparation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”).

The Company selected the presentation form of “function of expense” for the statement of comprehensive income in accordance with IAS 1 “Presentation of Financial Statements”.

The Company reports cash flows from operating activities by using the indirect method in accordance with IAS 7 “Statement of Cash Flows”, whereby profit or loss is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments, and items of income or expense associated with investing or financing cash flows.

Authority for restatement and approval of consolidated financial statements belongs to the Board of Directors. Consolidated financial statements are approved by the Board of Directors by the recommendation of Audit Committee of the Company.

The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.

The consolidated financial statements as at and for the year ended 31 December 2012 was approved for by the Board of Directors on 21 February 2013.

(b)	Basis of measurement

The accompanying consolidated financial statements are based on the statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with IFRSs as issued by the IASB. They are prepared on the historical cost basis adjusted for the effects of inflation during the hyperinflationary periods in accordance with International Accounting Standard No. 29. (“Financial Reporting in Hyperinflationary Economies”) (“IAS 29”), where applicable, except that the following assets and liabilities are stated at their fair value: put option liability, derivative financial instruments and financial instruments classified as available-for-sale. The methods used to measure fair value are further discussed in Note 4. Hyperinflationary period lasted by 31 December 2005 in Turkey and commenced on 1 January 2011 in Belarus. In the financial statements of subsidiaries operating in Belarus, restatement adjustments have been made to compensate the effect of changes in the general purchasing power of the Belarusian Ruble in accordance with IAS 29. IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. One characteristic that necessitates the application of IAS 29 is a cumulative three-year inflation rate approaching or exceeding 100%. Such cumulative rate in Belarus was 179% for the three years ended 31 December 2012 based upon the consumer price index (“CPI”) announced by the National Statistical Committee of the Republic of Belarus.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

2.	Basis of preparation (continued)

(b)	Basis of measurement (continued)

Such index and the conversion factors used to adjust the financial statements of the subsidiaries operating in Belarus for the effect of inflation as at 31 December 2012 are given below:

Dates	Index	Conversion Factor
31 December 2008	1.3524	3.0692
31 December 2009	1.4856	2.7940
31 December 2010	1.6345	2.5395
31 December 2011	3.4109	1.2169
31 December 2012	4.1508	1.0000

The annual change in the BYR exchange rate against USD and Euro can be compared with the rates of general price inflation in Belarus according to the CPI as set out below:

Years	2010	2011	2012
Currency change USD (%)	5%	178%	3%
Currency change Euro (%)	(3)%	172%	5%
CPI inflation (%)	10%	109%	22%

As at 31 December 2012 the exchange rate announced by the National Bank of the Republic of Belarus was BYR 8,570 = USD 1, BYR 11,340 = Euro 1 (31 December 2011: BYR 8,350 = USD 1, BYR 10,800 = Euro 1).

The main guidelines for the IAS 29 restatement are as follows:

-	All statement of financial of position items, except for the ones already presented at the current purchasing power level, are restated by applying a general price index.

-
Monetary assets and liabilities of the subsidiaries operating in Belarus are not restated because they are already expressed in terms of the current measuring unit at the balance sheet date. Monetary items presents money held and items to be received or paid in money.

-
Non-monetary assets and liabilities of the subsidiaries operating in Belarus are restated by applying, to the initial acquisition cost and any accumulated depreciation, the change in the general price index from the date of acquisition or initial recording to the balance sheet date. Hence, property, plant and equipment, investments and similar assets are restated from the date of their purchase, not to exceed their market value. Depreciation is similarly restated. The components of shareholders’ equity are restated by applying the applicable general price index from the dates the components were contributed or arose otherwise.

-
All items in the statement of income of the subsidiaries operating in Belarus, except non-monetary items in the statement of financial position that have effect over statement of income, are restated by applying the relevant conversion factors from the dates when the income and expense items were initially recorded in the financial statements.

-
The gain or loss on the net monetary position is the result of the effect of general inflation and is the difference resulting from the restatement of non-monetary assets, shareholders’ equity and statement of income items. The gain or loss on the net monetary position is included in net income.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

2.	Basis of preparation (continued)

(b)	Basis of measurement (continued)

The comparative amounts relating to the subsidiaries operating in Belarus in the 2011 consolidated financial statements are not restated. The translation effect of Belarusian Ruble (“BYR”) denominated equity accounts determined upon the application of inflation accounting to USD is accounted under translation reserve in the consolidated financial statements as at 31 December 2012. Since the carrying value of Belarusian Telecom as of 1 January 2011 is limited by the value in use determined in accordance with the impairment analysis as of the same date, the net effect amounting to $42,662 as a result of the inflation accounting effect on the carrying value of Best as of 1 January 2011 less reassessed corresponding additional impairment charge amounting to $87,341 is presented as “Effects of Hyperinflation” within the opening balance of retained earnings for the financial year 2011.

(c)	Functional and presentation currency

The consolidated financial statements are presented in US Dollars (“USD” or “$”), rounded to the nearest thousand. Moreover, all financial information expressed in Turkish Lira (“TL”), Euro (“EUR”) and Ukranian Hryvnia (“HRV”)  has been rounded to the nearest thousand. The functional currency of the Company and its consolidated subsidiaries located in Turkey and Turkish Republic of Northern Cyprus is TL. The functional currency of Euroasia Telecommunications Holding BV (“Euroasia”) and Financell BV (“Financell”) is USD. The functional currency of Eastasian Consortium BV (“Eastasia”), Beltur Coöperatief UA, Surtur BV and Turkcell Europe is EUR. The functional currency of LLC Astelit (“Astelit”), LLC Global Bilgi (“Global LLC”) and UkrTower LLC (“UkrTower”) is HRV. The functional currency of Belarusian Telecommunication Network (“Belarusian Telecom”), LLC Lifetech and FLLC Global Bilgi (“Global FLLC”) is Belarusian Ruble (“BYR”). The functional currency of Azerinteltek QSC (“Azerinteltek”) is Azerbaijan Manat.

(d)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are described in Notes 4 and 33 and detailed analysis with respect to accounting estimates and critical judgments of allowance for doubtful receivables, useful lives or expected patterns of consumption of the future economic benefits embodied in depreciable assets, commission fees, revenue recognition, income taxes and impairment testing for cash-generating unit containing goodwill are provided below:

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

2.	Basis of preparation (continued)

(d)	Use of estimates and judgments (continued)

Key sources of estimation uncertainty

Following severe balance of payments crisis in 2011, the economic data indicates that the Belarusian economy stabilized in 2012. This reflected the authorities’ tightening of economic policies in late 2011 that was successful in reducing inflation and stabilizing the foreign exchange market. Inflation fell sharply from over 100% at the end of 2011 to 21.7% in 2012. The National Bank of the Republic of Belarus (“NBRB”) has stabilized foreign exchange market with the help of a “managed float” exchange policy. During 2012, NBRB gradually decreased the refinance rate by 15%, from 45% to 30% per annum. As the cumulative inflation in the last three years exceeded 100%, Belarus was considered a hyperinflationary economy. In this context, IAS 29 “Reporting in Hyperinflationary Economies” is applied by subsidiaries operating in Belarus in financial statements starting from their annual financial statements for the year ending 31 December 2011 as detailed in Note 2(b).

Although downside economic risks have been reduced, macroeconomic stability is still fragile. Belarus remains vulnerable to global developments which could trigger renewed weakness on the external account, reserve pressure and BYR depreciation. Further monetary and fiscal easing (via social spending) are the main risks to economic stability in the medium term. Aggressive fiscal and monetary easing could renew pressure on BYR. Therefore, economic uncertainties are likely to continue in the foreseeable future.

Current and potential future political and economic changes in Belarus could have an adverse effect on the subsidiaries operating in this country. The economic stability of Belarus depends on the economic measures that will be taken by the government and the outcomes of the legal, administrative and political processes in the country. These processes are beyond the control of the subsidiaries established in the country.

Consequently, the subsidiaries operating within Belarus may subject to the risks, i.e. foreign currency and interest rate risks related to borrowings and the subscriber’s purchasing power and liquidity and increase in corporate and personal insolvencies, that may not necessarily be observable in other markets. The accompanying consolidated financial statements contain the Group management’s estimations on the economic and financial positions of its subsidiaries operating in Belarus. The future economic situation of Belarus might differ from the Group’s expectations. As of 31 December 2012, the Group’s management believes that their approach is appropriate in taking all the necessary measures to support the sustainability of these subsidiaries’ businesses in the current circumstances.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

2.	Basis of preparation (continued)

(d)	Use of estimates and judgments (continued)

Critical accounting judgments in applying the Group’s accounting policies

Certain critical accounting judgments in applying the Group’s accounting policies are described below:

Allowance for doubtful receivables

The Group maintains an allowance for doubtful receivables for estimated losses resulting from the inability of the Group’s subscribers and customers to make required payments. The Group bases the allowance on the likelihood of recoverability of trade and other receivables based on the aging of the balances, historical collection trends and general economic conditions. The allowance is periodically reviewed. The allowance charged to expenses is determined in respect of receivable balances, calculated as a specified percentage of the outstanding balance in each aging group, with the percentage of the allowance increasing as the aging of the receivable becomes longer.

Useful lives of assets

The economic useful lives of the Group’s assets are determined by management at the time the asset is acquired and regularly reviewed for appropriateness. The Group defines useful life of its assets in terms of the assets’ expected utility to the Group. This judgment is based on the experience of the Group with similar assets. In determining the useful life of an asset, the Group also follows technical and/or commercial obsolescence arising on changes or improvements from a change in the market. The useful lives of the licenses are based on the duration of the license agreements.

In accordance with IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible Assets”, the residual value and the useful life of an asset shall be reviewed at least at each financial year-end and, if expectations differ from previous estimates, the change(s) shall be accounted for as a change in an accounting estimate in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”. As part of yearly review of useful lives of assets, the Group made necessary evaluation by considering current technological and economic conditions and recent business plans. Based on the evaluation performed, changes in the useful lives caused the following impacts on depreciation and amortization charges.

	Previous accounting estimate	Current accounting estimate	Impact
Depreciation and amortization charge for the year ended 31 December 2012	771,043	788,632	17,589

Due to the impracticability, the Group has not disclosed the effect of the change for the future periods.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

2.	Basis of preparation (continued)

(d)	Use of estimates and judgments (continued)

Critical accounting judgments in applying the Group’s accounting policies (continued)

Commission fees

Commission fees relate to services performed in relation to betting games in Turkey where the Group acts as an agent in the transaction rather than as a principal. In April 2009, the IASB issued amendments to the illustrative guidance in the appendix to IAS 18 “Revenue” in respect of identifying an agent versus a principal in a revenue-generating transaction. Based on this guidance; management considered the following factors in distinguishing between an agent and a principal:

•	The Group does not take the responsibility for fulfillment of the games.
•	The Group does not collect the proceeds from the final customer and it does not bear the credit risk.
•	The Group earns a pre-determined percentage of the total turnover.

Revenue recognition

In arrangements which include multiple elements, the Group considers the elements to be separate units of accounting in the arrangement. Total arrangement consideration relating to the bundled contracts is allocated among the different units according the following criteria:

•	the component has standalone value to the customer; and
•	the fair value of the component can be measured reliably.

The arrangement consideration is allocated to each deliverable in proportion to the fair value of the individual deliverables. If a delivered element of a transaction is not a separately identifiable component, then it is accounted for as an integrated part of the remaining components of the transaction.

Income taxes

The calculation of income taxes involves a degree of estimation and judgment in respect of certain items whose tax treatment cannot be finally determined until resolution has been reached with the relevant tax authority or, as appropriate, through formal legal process.

As part of the process of preparing the consolidated financial statements, the Group is required to estimate the income taxes in each of the jurisdictions and countries in which they operate. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue and reserves for tax and accounting purposes. The Group management assesses the likelihood that the deferred tax assets will be recovered from future taxable income and to the extent the recovery is not considered probable the deferred asset is adjusted accordingly.

The recognition of deferred tax assets is based upon whether it is probable that future taxable profits will be available, against which the temporary differences can be utilized. Recognition, therefore, involves judgment regarding the future financial performance of the particular legal entity in which the deferred tax asset has been recognized.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

2.	Basis of preparation (continued)

(d)	Use of estimates and judgments (continued)

Impairment testing for cash-generating unit containing goodwill

The Group tests annually whether goodwill has suffered any impairment in accordance with the accounting policy stated in Note 3. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates as discussed in Notes 14 and 15.

Changes in accounting policies

Changes to the accounting policies are applied retrospectively and the prior period’s financial statements are restated accordingly.

The Group has elected to early adopt the 2011 amendment for International Accounting Standard No. 19 (“IAS 19”) “Employee Benefits” which basically requires all actuarial gains and losses to be recognized immediately through other comprehensive income in order to reflect any change in the liability recognized in the consolidated statement of financial position. The amendments to IAS 19 require retrospective application. In this respect, the Group management evaluated the monetary impact of this accounting policy change on the previous years consolidated financial statements for the years ended 31 December 2011 and 2010 as are $182 and $1,468 respectively and concluded that as the net after tax impact is not significant, previous year consolidated financial statements are not recast. In this context, starting from 31 December 2012, the Group recognizes actuarial gains and losses in the consolidated statement of comprehensive income which were previously presented in consolidated statement of income.

The monetary effect of this change on future consolidated financial statements could not be estimated.

Other than the early adoption of the amendments of IAS 19, the Group did not make any major changes to accounting policies during the current year.

Changes in accounting estimates

If the application of changes in the accounting estimates affects the financial results of a specific period, the changes in the accounting estimates are applied in that specific period, if they affect the financial results of current and following periods; the accounting estimate is applied prospectively in the period in which such change is made. A change in the measurement basis applied is a change in an accounting policy, and is not a change in an accounting estimate. When it is difficult to distinguish a change in an accounting policy from a change in an accounting estimate, the change is treated as a change in an accounting estimate.

The Group did not have any major changes in the accounting estimates during the current year, except for the useful lives of property, plant and equipment and intangible assets.

Comparative information and revision of prior period financial statements

The consolidated financial statements of the Group have been prepared with the prior periods on a comparable basis in order to give consistent information about the financial position and performance. If the presentation or classification of the financial statements is changed, in order to maintain consistency, the financial statements of the prior periods are also reclassified in line with the related changes.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by the Group entities.

(a)	Basis of consolidation

(i)	Business combinations

Business combinations are accounted for using the acquisition method as at the acquisition date, which is the date on which control is transferred to the Group. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, the Group takes into consideration potential voting rights that currently are exercisable.

The Group measures goodwill at the acquisition date as:

-	the fair value of the consideration transferred; plus
-	the recognized amount of any non-controlling interests in the acquiree; plus
-	if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree; less
-	the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts generally are recognized in profit or loss.

Transactions costs, other than those associated with the issue of debt or equity securities, that the Group incurs in connection with a business combination are expensed as incurred.

Any contingent consideration payable is measured at fair value at the acquisition date. Subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

(ii)	Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries are changed as necessary to align them with the policies adopted by the Group.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

3.	Significant accounting policies (continued)

(a)	Basis of consolidation (continued)

(iii)	Acquisition from entities under common control

Business combinations arising from transfers of interests in entities that are under the control of the shareholder that controls the Group are excluded from the scope of IFRS 3 “Business Combinations”. In business combinations under common control, assets and liabilities subject to business combination are accounted for at their carrying value in consolidated financial statements. Statements of income are consolidated starting from the beginning of the financial year in which the business combination is realized. Financial statements of previous financial years are restated in the same manner in order to maintain consistency and comparability. Any positive or negative goodwill arising from such business combinations is not recognized in the consolidated financial statements. Residual balance calculated by netting off investment in subsidiary and the share acquired in subsidiary’s equity accounted for as equity transactions (i.e. transactions with owners in their capacity as owners).

(iv)	Associates and jointly controlled entities (equity accounted investees)

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating decisions. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity. Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions.

Upon disposal of an associate that results in the Group losing significant influence over that associate, any retained investment is measured at fair value at that date and the fair value is regarded as its fair value on initial recognition as a financial asset in accordance with IAS 39 “Financial Instruments: Recognition and measurement”. The difference between the previous carrying amount of the associate attributable to the retained interest and its fair value is included in the determination of the gain or loss on disposal of the associate. In addition, the Group accounts for all amounts previously recognized in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate would be reclassified to profit or loss on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to profit or loss (as a reclassification adjustment) when it loses significant influence over that associate.

Associates and jointly controlled entities (equity accounted investees) are accounted for using the equity method and are initially recognized at cost. The Group’s investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The consolidated financial statements include the Group’s share of the income and expenses and equity movements of equity accounted investees, after adjustments to align the accounting policies with those of the Group, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee. The Group’s equity accounted investees as at 31 December 2012 are Fintur Holdings BV (“Fintur”) and A-Tel Pazarlama ve Servis Hizmetleri AS (“A-Tel”).

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

3.	Significant accounting policies (continued)

(a)	Basis of consolidation (continued)

(v)	Transactions eliminated on consolidation

Intragroup balances and transactions and any unrealized income and expenses arising from intragroup transactions are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(vi)	Non-controlling interests

Where a put option is granted by the Group to the non-controlling interests shareholders in existing subsidiaries that provides for settlement in cash or in another financial asset, the Group recognizes a liability for the present value of the estimated exercise price of the option. The interests of the non-controlling shareholders that hold such put options are derecognized when the financial liability is recognized. The corresponding interests attributable to the holder of the puttable non-controlling interests are presented as attributable to the equity holders of the parent and not as attributable to those non-controlling interests’ shareholders. The difference between the put option liability recognized and the amount of non-controlling interests’ shareholders derecognized is recorded under equity. Subsequent changes in the fair value of the put option liability are recognized in equity for the business combinations before 1 January 2009 other than unwind of discount and associated foreign exchange gains and losses. For the business combinations after 1 January 2009, subsequent changes in the fair value of the put option liability are recognized in profit or loss.

(b)	Foreign currency

(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. Foreign currency differences arising on translation of foreign currency transactions are recognized in the statement of income. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the period.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognized in the statement of income, except for differences arising on the retranslation of available-for-sale equity instruments, which are recognized directly in equity.

(ii)	Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to USD from the functional currency of the foreign operation at foreign exchange rates ruling at the reporting date. The income and expenses of foreign operations are translated to USD at monthly average exchange rates excluding foreign operations in hyperinflationary economies which are translated to USD at exchange rates at the reporting date.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

3.	Significant accounting policies (continued)

(b)	Foreign currency (continued)

(ii)	Foreign operations (continued)

The income and expenses of foreign operations in hyperinflationary economies are translated to USD at the exchange rate at the reporting date. Prior to translating the financial statements of foreign operations in hyperinflationary economies, their financial statements for the current period are restated to account for changes in the general purchasing power of the local currency. The restatement is based on relevant price indices at the reporting date.

Foreign currency differences arising on retranslation are recognized directly in the foreign currency translation reserve, as a separate component of equity. Since 1 January 2005, the Group’s date of transition to IFRSs, such differences have been recognized in the foreign currency translation reserve. When a foreign operation is disposed of, partially or fully, the relevant amount in the foreign currency translation reserve is transferred to the statement of income.

Foreign exchange gains and losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognized directly in equity in the foreign currency translation reserve.

(iii)	Translation from functional to presentation currency

Items included in the financial statements of each entity are measured using the currency of the primary economic environment in which the entities operate, normally under their local currencies.

The consolidated financial statements are presented in USD, which is the presentation currency of the Group. The Group uses USD as the presentation currency for the convenience of investor and analyst community.

Assets and liabilities for each statement of financial position presented (including comparatives) are translated to USD at exchange rates at the statement of financial position date. Income and expenses for each statement of income (including comparatives) are translated to USD at monthly average exchange rates excluding operations in hyperinflationary economies which are translated to USD at exchange rates at the reporting date.

Foreign currency differences arising on retranslation are recognized directly in a separate component of equity.

(iv)	Net investment in foreign operations

Foreign currency differences arising from the translation of the net investment in foreign operations are recognized in the foreign currency translation reserve. They are transferred to the statement of income upon disposal of the foreign operations.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

3.	Significant accounting policies (continued)

(c)	Financial instruments

(i)	Non-derivative financial instruments

Non-derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

Non-derivative financial instruments which are not recognized or designated as financial instruments at fair value through profit or loss are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, non-derivative financial instruments are measured as described below:

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Accounting for finance income and costs is discussed in Note 3(m).

•	Financial assets at fair value through profit or loss

An instrument is classified as financial asset at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Group manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Group’s risk management or investment strategy. Upon initial recognition, attributable transaction costs are recognized in the statement of income when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in the statement of income.

•	Held-to-maturity financial assets

If the Group has the positive intent and ability to hold debt securities to maturity, then they are classified as held-to-maturity. Held-to-maturity financial assets are recognized initially at fair value plus any directly attributable transaction costs. Held-to-maturity financial assets are held-to-maturity investments that are measured at amortized cost using the effective interest method, less any impairment losses.

Any sale or reclassification of a more than insignificant amount of held-to-maturity investments not close to their maturity would result in the reclassification of all held-to-maturity investments as available-for-sale, and prevent the Group from classifying investment securities as held-to-maturity for the current and the following two financial years.

•	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the previous categories.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

3.	Significant accounting policies (continued)

(c)	Financial instruments (continued)

(i)	Non-derivative financial instruments (continued)

•	Available-for-sale financial assets (continued)

The Group’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses (see note 3(h)(i)), and foreign exchange gains and losses on available-for-sale monetary items (see note 3(b)(i)), are recognized directly in equity. When an investment is derecognized, the cumulative gain or loss in equity is transferred to the statement of income.

•	Estimated exercise price of put options

Under the terms of certain agreements, the Group is committed to acquire the interests owned by non-controlling shareholders in consolidated subsidiaries, if these non-controlling interests wish to sell their share of interests.

As the Group has unconditional obligations to fulfill its liabilities under these agreements, IAS 32 “Financial instruments: Disclosure and Presentation”, requires the value of such put option to be presented as a financial liability on the statement of financial position for the present value of the estimated option redemption amount. The Group accounts for such transactions under the anticipated acquisition method and the interests of non-controlling shareholders that hold such put option are derecognized when the financial liability is recognized. Since the current option relates to the business combinations before 1 January 2009, the Group accounts for the difference between the amounts recognized for the exercise price of the put option and the carrying amount of non-controlling interests in equity other than the unwind of discount and associated foreign exchange gains and losses.

•	Other

Other non-derivative financial instruments are measured at amortized cost using the effective interest method, less any impairment losses.

(ii)	Derivative financial instruments

The Group holds derivative financial instruments to hedge its foreign currency risk exposures arising from operational, financing and investing activities. In accordance with its treasury policy, the Group engages in forward and option contracts. However, these derivatives do not qualify for hedge accounting and are accounted for as trading derivatives.

Embedded derivatives are separated from the host contract and accounted for separately if a) the economic characteristics and risks of the host contract and the embedded derivative are not closely related, b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and c) the combined instrument is not measured at fair value through profit or loss.

Also the Group enters into derivative financial instruments to manage its exposure to interest rate, including interest rate collar. Further details of derivative financial instruments are disclosed in Note 25 and 30.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

3.	Significant accounting policies (continued)

(c)	Financial instruments (continued)

(ii)	Derivative financial instruments (continued)

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured to their fair value at the end of each reporting period. The resulting gain or loss is immediately recognized in statement of income unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in statement of income depends on the nature of the hedge relationship.

Hedge Accounting

The Group designates certain hedging instruments which include cash flow hedges. At the inception of the hedge relationship, the Group documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in statement of income, and is included in the “finance income / costs” line item.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in statement of income. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is immediately recognized in statement of income.

(d)	Property, plant and equipment

(i)	Recognition and measurement

Items of property, plant and equipment are initially stated at cost less accumulated depreciation (see below) and accumulated impairment losses (see note 3(h)(ii)). Property, plant and equipment related to the parent and subsidiaries operating in Turkey are adjusted for the effects of inflation during the hyperinflationary period which ended on 31 December 2005. Since the inflation accounting commenced on 1 January 2011, property, plant and equipment related to the subsidiaries operating in Belarus are adjusted for the effects of inflation.

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use and the costs of dismantling and removing the items and restoring the site on which they are located, if any. Borrowing costs related to the acquisition or constructions of qualifying assets are capitalized as part of the cost of that asset.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

3.	Significant accounting policies (continued)

(d)	Property, plant and equipment (continued)

(i)	Recognition and measurement (continued)

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Gains/losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized net within other income or other expenses in the statement of income.

Changes in the obligation to dismantle, remove assets on sites and to restore sites on which they are located, other than changes deriving from the passing of time, are added or deducted from the cost of the assets in the period in which they occur. The amount deducted from the cost of the asset shall not exceed the balance of the carrying amount on the date of change, and any excess balance is recognized immediately in the statement of income.

(ii)	Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced item is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in the statement of income as incurred.

(iii)	Depreciation

Depreciation is recognized in the statement of income on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets are depreciated over the shorter of the lease term or their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Land is not depreciated.

The estimated useful lives for the current and comparative periods are as follows:

Buildings
Mobile network infrastructure	4 – 12 years
Fixed network infrastructure	3 – 25 years
Call center equipment	4 – 8 years
Equipment, fixtures and fittings	3 – 10 years
Motor vehicles	4 – 6 years
Central betting terminals	7 – 10 years
Leasehold improvements	3 – 45 years

Depreciation methods, useful lives and residual values are reviewed at least annually unless there is a triggering event.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

3.	Significant accounting policies (continued)

(e)	Intangible assets

(i)	GSM and other telecommunication operating licenses

GSM and other telecommunication operating licenses that are acquired by the Group are measured at cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less accumulated amortization (see below) and accumulated impairment losses (see note 3(h)(ii)). GSM and other telecommunication operating licenses related to the parent and subsidiaries operating in Turkey are adjusted for the effects of inflation during the hyperinflationary period which ended on 31 December 2005. Since the inflation accounting commenced on 1 January 2011, GSM and other telecommunication operating licenses related to the subsidiaries operating in Belarus are adjusted for the effects of inflation.

Amortization

Amortization is recognized in the statement of income on a straight line basis primarily by reference to the unexpired license period. The useful lives for the GSM and other telecommunication operating licenses are as follows:

GSM and other telecommunications licenses	3 – 25 years

(ii)	Computer Software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software.

Costs associated with maintaining computer software programmes are recognized as an expense as incurred. Costs that are directly associated with the development of identifiable and unique software products controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are recognized as intangible assets. Costs include the software development employee costs and an appropriate portion of relevant overheads.

Amortization

Amortization is recognized in the statement of income on a straight-line basis over the estimated useful lives from the date the software is available for use. The useful lives for computer software are as follows:

Computers oftware	3 – 8 years

(iii)	Other intangible assets

Other intangible assets that are acquired by the Group which have finite useful lives are measured at cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less accumulated amortization (see below) and accumulated impairment losses (see note 3(h)(ii)). Other intangible related to the parent and subsidiaries operating in Turkey are adjusted for the effects of inflation during the hyperinflationary periods lasted by 31 December 2005. Since the inflation accounting commenced on 1 January 2011, other intangible assets related to the subsidiaries operating in Belarus are adjusted for the effects of inflation.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

3.	Significant accounting policies (continued)

(e)	Intangible assets (continued)

(iii)	Other intangible assets (continued)

Indefeasible Rights of Use (“IRU”) correspond to the right to use a portion of the capacity of an asset granted for a fixed period of time. IRUs are recognized as an intangible asset when the Group has specific indefeasible right to use an identified portion of the underlying asset and the duration of the right is the major part of the underlying asset’s economic life. IRUs are amortized over the shorter of the expected period of use and the life of the contract.

Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset (that is purchased from independent third parties) to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in the statement of income as incurred. Capitalized costs generally relate to the application of development stage; any other costs incurred during the pre and post-implementation stages, such as repair, maintenance or training, are expensed as incurred.

Amortization

Amortization is recognized in the statement of income on a straight line basis over the estimated useful lives of intangible assets unless such useful lives are indefinite from the date that they are available for use. The estimated useful lives for the current and comparative periods are as follows:

Transmission lines	5 – 10 years
Central betting system operating right	7 – 10 years
Customer base	2 – 15 years
Brand name	9 – 10 years
Customs duty and VAT exemption right	4.4 years

Amortization methods, useful lives and residual values are reviewed at least annually unless there is a triggering event.

Goodwill

From 1 January 2010 the Group has applied IFRS 3 (2008) “Business Combinations” in accounting for business combinations.

For acquisitions on or after 1 January 2010, the Group measures goodwill as the fair value of the consideration transferred (including the fair value of any previously-held equity interest in the acquiree) and the recognized amount of any non-controlling interests in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date.

When the excess is negative, a bargain purchase gain is recognized immediately in the statement of income.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

3.	Significant accounting policies (continued)

(e)	Intangible assets (continued)

(iii)	Other intangible assets (continued)

Subsequent measurement

Goodwill is measured at cost less accumulated impairment losses. In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment and an impairment loss on such an investment is not allocated to any asset including goodwill, that forms part of the carrying amount of the equity accounted investees.

(iv)	Internally generated intangible assets – research and development expenditure

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

•	The technical feasibility of completing the intangible asset so that it will be available for use or sale;
•	The intention to complete the intangible asset and use or sell it;
•	The ability to use or sell the intangible asset;
•	How the intangible asset will generate probable future economic benefits;
•	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
•	The ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally generated intangible assets is the sum of expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognized, development expenditure is charged to the statement of income in the period in which it is incurred.

Subsequent to initial recognition, internally generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets acquired separately.

(f)	Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value or the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are operating leases and the leased assets are not recognized on the Group’s statement of financial position.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

3.	Significant accounting policies (continued)

(g)	Inventories

Inventories are measured at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less selling expenses. The cost of inventory is determined using the weighted average method and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. As at 31 December 2012 and 2011, inventories mainly consist of simcards, scratch cards, handsets and modems.

(h)	Impairment

(i)	Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in the statement of income. Any cumulative loss in respect of an available-for-sale financial asset recognized previously in equity is transferred to the statement of income.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost and available-for-sale financial assets that are debt securities, the reversal is recognized in the statement of income. For available-for-sale financial assets that are equity securities, the reversal is recognized directly in other comprehensive income. For available-for-sale equity investments carried at cost, the reversal is not permitted.

(ii)	Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than inventories, and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, the recoverable amount is estimated each year at the same time.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

3.	Significant accounting policies (continued)

(h)	Impairment (continued)

(ii)	Non-financial assets (continued)

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or group of assets (the “cash-generating unit”). The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a post-tax discount rate adjusted for the effects of tax cash outflows that reflects current market assessments of the time value of money and the risks specific to the asset. The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination.

The Group’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined from the cash-generating unit to which corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in the statement of income. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Goodwill that forms part of the carrying amount of an investment in an associate is not recognized separately, therefore, is not tested for impairment separately. Instead, the entire amount of the investment in an associate is tested for impairment as a single asset when there is objective evidence that the investment in an associate may be impaired.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

3.	Significant accounting policies (continued)

(i)	Employee benefits

(i)	Retirement pay liability

In accordance with existing labor law in Turkey, the Company and its subsidiaries in Turkey are required to make lump-sum payments to employees who have completed one year of service and whose employment is terminated without cause or who retire, are called up for military service or die. Such payments are calculated on the basis of 30 days’ pay maximum full TL 3,129 as at 31 December 2012 (equivalent to full $1,755 as at 31 December 2012), which is effective from 1 January 2013, per year of employment at the rate of pay applicable at the date of retirement or termination. Reserve for retirement pay is computed and reflected in the consolidated financial statements on a current basis. The reserve has been calculated by estimating the present value of future probable obligation of the Company and its subsidiaries in Turkey arising from the retirement of the employees.

(ii)	Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as an employee benefit expense in the statement of income when they are due.

The assets of the plan are held separately from the consolidated financial statements of the Group. The Company and other consolidated companies that initiated defined contribution retirement plan are required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits. The only obligation of the Group with respect to the retirement plan is to make the specified contributions.

(j)	Provisions
A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

Onerous contracts

Present obligations arising under onerous contracts are recognized and measured as a provision. An onerous contract is considered to exist where the Group has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The Group did not have any onerous contracts as at 31 December 2012 (31 December 2011: None).

Dismantling, removal and restoring sites obligation

The Group is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to best estimate of future expected payments discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

3.	Significant accounting policies (continued)

(j)	Provisions (continued)

Bonus

Provision for bonus is provided when the bonus is a legal obligation, or past practice would make the bonus a constructive obligation and the Group makes a reliable estimate of the obligation.

(k)	Revenue

Revenues are recognized as the fair value of the consideration received or receivable, net of returns, trade discounts and rebates. Communication fees include postpaid revenues from incoming and outgoing calls, additional services, prepaid revenues, interconnect revenues and roaming revenues. Communication fees are recognized at the time the services are rendered.

With respect to prepaid revenues, the Group generally collects cash in advance by selling scratch cards to distributors. In such cases, the Group does not recognize revenue until the subscribers use the telecommunication services. Deferred income is recorded under current liabilities.

The Group has also certain customer loyalty programs whereby customers are awarded credits entitling customers to the right to purchase voice or data services or other third party goods and services. The fair value of the consideration received or receivable in respect of the initial sale is allocated between the credits and the other components of the sale in accordance with IFRIC 13 “Customer Loyalty Programs”. The amount allocated to credits is deferred and revenue is recognized when the credits are redeemed and the Group has fulfilled its obligations to supply the goods or services.

In connection with campaigns, both postpaid and prepaid services may be bundled with handset or other goods/services and these bundled services and products involve consideration in the form of fixed fee or a fixed fee coupled with continuing payment stream. Loyalty programs for both postpaid and prepaid services may be bundled with other services. Total arrangement considerations relating to the bundled contract are allocated among the different units according the following criteria:

•	the component has standalone value to the customer; and
•	the fair value of the component can be measured reliably.

The arrangement consideration is allocated to each deliverable in proportion to the fair value of the individual deliverables.

If a delivered element of a transaction is not a separately identifiable component, then it is accounted for as an integral part of the remaining components of the transactions.

Revenues allocated to handsets given in connection with campaigns, which is included in other revenue, is recognized when the significant risks and rewards of ownership have been transferred to the buyer, collection is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods and the amount of revenue can be measured reliably.

Monthly fixed fees represent a fixed amount charged to postpaid subscribers on a monthly basis without regard to the level of usage. Fixed fees are recognized on a monthly basis when billed.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

3.	Significant accounting policies (continued)

(k)	Revenue (continued)

Commission fees mainly comprised of net takings earned to a maximum of 1.4% of gross takings, as a head agent of fixed odds betting games starting from 1 March 2009 and mobile agent revenues comprised of 4%-5% of gross takings of mobile agents as head agent starting from 23 March 2010. Commission revenues are recognized at the time all the services related with the games are fully rendered. Under the agreement signed with Spor Toto Teskilat Mudurlugu AS (“Spor Toto”), Inteltek Internet Teknoloji Yatirim ve Danismanlik AS (“Inteltek”) is obliged to undertake any excess payout, which is presented on net basis with the commission fees.

AzerInteltek received authorization from Azeridmanservis Limited Liability Company set under the Ministry of Youth and Sport of the Republic of Azerbaijan to organize, operate, manage and develop the fixed odds and paramutual sports betting business. Since AzerInteltek acts as principle, total consideration received from the player less payout (distribution to players) and amounts collected from players on behalf of Ministry of Sports is recognized at the time all the services related with the games are fully rendered.

Simcard sales are recognized upfront upon delivery to distributors, net of returns, discounts and rebates. Simcard costs are also recognized upfront upon sale of the simcard to the distributors.

Call center revenues are recognized at the time services are rendered.

The revenue recognition policy for other revenues is to recognize revenue as services are provided.

Volume rebates or discounts and other contractual changes in the prices of roaming and other services are anticipated, as both the payer and the recipient, if it is probable that they have been earned or will take effect. Thus, contractual rebates and discounts are anticipated, but discretionary rebates and discounts are not anticipated because the definitions of asset and liability would not be met.

(l)	Lease payments

Payments made under operating leases are recognized in the statement of income on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance cost and the reduction of the outstanding liability. The finance cost is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Determining whether an arrangement contains a lease

At inception of an arrangement, the Group determines whether such an arrangement is or contains a lease. A specific asset is the subject of a lease if fulfillment of the arrangement is dependent on the use of that specified asset. An arrangement conveys the right to use the asset if the arrangement conveys to the Group the right to control the use of the underlying asset. At inception or upon reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

3.	Significant accounting policies (continued)

(m)	Finance income and costs

Finance income comprises interest income on funds invested (including available-for-sale and held-to-maturity financial assets), late payment interest income, interest income on contracted receivables, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss and gains on derivative instruments that are recognized in the statement of income. Interest income is recognized as it accrues, using the effective interest method.

Finance costs comprise interest expense on borrowings, litigation late payment interest expense, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or option premium expense.

Foreign currency gains and losses are reported on a net basis.

Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take considerable time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned by the temporary investment of the part of the borrowing not yet used is deducted against the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in the statement of income in the period in which they are incurred.

(n)	Transactions with related parties

A related party is essentially any party that controls or can significantly influence the financial or operating decisions of the Group to the extent that the Group may be prevented from fully pursuing its own interests. For reporting purposes, investee companies and their shareholders, non-controlling shareholders at subsidiaries, key management personnel, shareholders of the Group and the companies that the shareholders have a relationship with are considered to be related parties.

(o)	Income taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in the statement of income except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that they probably will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

3.	Significant accounting policies (continued)

(o)	Income taxes (continued)

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Interest and penalties assessed on income tax deficiencies are presented based on their nature.

(p)	Earnings per share

The Group presents basic and diluted earnings per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is equal to basic EPS because the Group does not have any convertible notes or share options granted to employees.

In Turkey, companies can raise their share capital by distributing “Bonus Shares” to shareholders from retained earnings. In computing earnings per share, such “bonus share” distributions are treated as issued shares. Accordingly, the retrospective effect for such share distributions is taken into consideration in determining the weighted-average number of shares outstanding used in this computation.

(q)	Operating segment

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses including revenues and expenses that relate to transactions with any of the Group’s other components. All operating segments’ operating results are regularly reviewed by the Group management to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

The Group identified Turkcell, Euroasia and Belarusian

Telecom as operating segments.

(r)	Subscriber acquisition costs

The Group capitalizes directly attributable subscriber acquisition costs when the following conditions are met:

•	the capitalized costs can be measured reliably;
•	there is a contract binding the customer for a specific period of time; and
•
it is probable that the amount of the capitalized costs will be recovered through the revenues generated by the service contract, or, where the customer withdraws from the contract in advance, through the collection of the penalty.

Capitalized subscriber acquisition costs are amortized on a straight-line basis over the minimum period of the underlying contract. In all other cases, subscriber acquisition costs are expensed when incurred.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

3.	Significant accounting policies (continued)

(s)	Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognized in the statement of income over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to property, plant and equipment are included in non-current liabilities as deferred government grants and are credited to the statement of income on a straight-line basis over the expected useful lives of the related assets.

(t)	New standards and interpretations

The following new and revised Standards and Interpretations have been adopted in the current period and have affected the amounts reported and disclosures in these consolidated financial statements. Details of other standards and interpretations adopted in these consolidated financial statements but that have had no material impact on the consolidated financial statements are set out in this section.

(i)	New and Revised IFRSs do not affect presentation and disclosures

None.

(ii)	New and Revised IFRSs affecting the reported financial performance and / or financial position

IAS 19 (as revised in 2011), Employee Benefits

The amendments to IAS 19 change the accounting for defined benefit plans and termination benefits. The most significant change relates to the accounting for changes in defined benefit obligations and plan assets. The amendments require the recognition of changes in defined benefit obligations and in fair value of plan assets when they occur, and hence eliminate the “corridor approach” permitted under the previous version of IAS 19 and accelerate the recognition of past service costs. The amendments require all actuarial gains and losses to be recognized immediately through other comprehensive income in order for the net pension asset or liability recognized in the consolidated statement of financial position to reflect the full value of the plan deficit or surplus.

The 2011 amendment of IAS 19 is effective for annual periods beginning on or after 1 January 2013 and requires retrospective application, but early adoption is allowed. The Group has elected to early adopt the 2011 amendment of IAS 19 as discussed in Note 2.d “Change in accounting policies” in 2012.

(iii)	New and Revised IFRSs applied with no material effect on the consolidated financial statements

The following new and revised IFRSs have also been adopted in these consolidated financial statements. The application of these new and revised IFRSs has not had any material impact on the amounts reported for the current and prior years but may affect the accounting for future transactions or arrangements.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

3.	Significant accounting policies (continued)

t)	New standards and interpretations (continued)

Amendments to IAS 12, Deferred Taxes – Recovery of Underlying Assets

The amendment is effective for annual periods beginning on or after 1 January 2012. IAS 12 requires an entity to measure the deferred tax relating to an asset depending on whether the entity expects to recover the carrying amount of the asset through use or sale. It can be difficult and subjective to assess whether recovery will be through use or through sale when the asset is measured using the fair value model in IAS 40, “Investment Property”. The amendment provides a practical solution to the problem by introducing a presumption that recovery of the carrying amount will, normally be, through sale. The Group does not have investment property. The amendment did not have any effect on the consolidated financial statements.

Amendments to IFRS 7, Financial Instruments: Disclosures – Transfers of Financial Assets

The amendments to IFRS 7 increase the disclosure requirements for transactions involving transfers of financial assets. These amendments are intended to provide greater transparency around risk exposures when a financial asset is transferred but the transferor retains some level of continuing exposure in the asset. The amendments also require disclosures where transfers of financial assets are not evenly distributed throughout the period.

These amendments to IFRS 7 did not have a significant effect on the Group’s disclosures. However, if the Group enters into other types of transfers of financial assets in the future, disclosures regarding those transfers may be affected.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

3.	Significant accounting policies (continued)

t)	New standards and interpretations (continued)

(iv)	New and Revised IFRSs in issue but not yet effective

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective:

IFRS 7	Financial Instruments: Disclosures - Offsetting of Financial Assets and Financial Liabilities
IFRS 9	Financial Instruments
IFRS 9 and
Amendments to IFRS 7	Mandatory Effective Date of IFRS 9 and Transition Disclosures
IFRS 10	Consolidated Financial Statements
IFRS 11	Joint Arrangements
IFRS 12	Disclosure of Interests in Other Entities
Amendments to IFRS 10,
IFRS 11 and IFRS 12	Consolidated Financial Statements, Joint Arrangements and Disclosures of Interests in Other Entities: Transition Guide
IFRS 13	Fair Value Measurement
Amendments to IAS 1	Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income
Amendments to IAS 1	Clarification of the Requirements for Comparative Information
IAS 27 (as revised in 2011)	Separate Financial Statement
IAS 28 (as revised in 2011)	Investments in Associates and Joint Ventures
IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine
Amendments to IAS 32	Financial Instruments: Presentation - Offsetting of Financial Assets and Financial Liabilities
Amendments to IFRSs	Annual Improvements to IFRSs 2009/2011 Cycle except for the amendment to IAS 1

The amendments to IFRS 7 require an entity to disclose information about rights of offset and related agreements for financial instruments under an enforceable master netting agreement or similar arrangement. The new disclosures are required for annual or interim periods beginning on or after 1 January 2013.

IFRS 9 issued in November 2009 introduces new requirements for the classification and measurement of financial assets. IFRS 9 amended in October 2010 includes the requirements for the classification and measurement of financial liabilities and for derecognition.

Key requirements of IFRS 9 are described as follows:

•
IFRS 9 requires all recognized financial assets that are within the scope of IAS 39 “Financial Instruments: Recognition and Measurement” to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair values at the end of subsequent accounting periods.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

3.	Significant accounting policies (continued)

t)	New standards and interpretations (continued)

(iv)	New and Revised IFRSs in issue but not yet effective (continued)

•
The most significant effect of IFRS 9 regarding the classification and measurement of financial liabilities relates to the accounting for changes in the fair value of a financial liability (designated as at fair value through profit or loss) attributable to changes in the credit risk of that liability. Specifically, under IFRS 9, for financial liabilities that are designated as at fair value through profit or loss, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Previously, under IAS 39, the entire amount of the change in the fair value of the financial liability designated as at fair value through profit or loss was presented in profit or loss.

IFRS 9 was amended to defer the mandatory effective date of both the 2009 and 2010 versions of IFRS 9 to annual periods beginning on or after 1 January 2015. Prior to the amendments, application of IFRS 9 was mandatory for annual periods beginning on or after 1 January 2013. The amendments continue to permit early application. The amendments modify the existing comparative transition disclosures in IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” and IFRS 7 “Financial Instruments: Disclosures”. Instead of requiring restatement of comparative financial statements, entities are either permitted or required to provide modified disclosures on transition from IAS 39 “Financial Instruments: Recognition and Measurement” to IFRS 9 depending on the entity’s date of adoption and whether the entity chooses to restate prior periods.

The Group management anticipates that IFRS 9 will be adopted in the Group’s consolidated financial statements for the annual period beginning 1 January 2015 and that the application of IFRS 9 may have impact on amounts reported in respect of the Group’s financial assets and financial liabilities. However, it is not practicable to provide a reasonable estimate of that effect until a detailed review has been completed.

In May 2011, a package of five Standards on consolidation, joint arrangements, associates and disclosures was issued, including IFRS 10, IFRS 11, IFRS 12, IAS 27 (as revised in 2011) and IAS 28 (as revised in 2011).

In June 2012, the IASB issued Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12). The transition guidance amends IFRS 10, 11 and 12 to provide additional transition relief in by limiting the requirement to provide adjusted comparative information to only the preceding comparative period. Also, amendments to IFRS 11 and IFRS 12 eliminate the requirement to provide comparative information for periods prior to the immediately preceding period.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

3.	Significant accounting policies (continued)

t)	New standards and interpretations (continued)

(iv)	New and Revised IFRSs in issue but not yet effective (continued)

Key requirements of these five Standards are described below.

IFRS 10 replaces the parts of IAS 27 “Consolidated and Separate Financial Statements” that deal with consolidated financial statements. SIC 12 “Consolidation – Special Purpose Entities” has been withdrawn upon the issuance of IFRS 10. Under IFRS 10, there is only one basis for consolidation, which is control. In addition, IFRS 10 includes a new definition of control that contains three elements: (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement with the investee, and (c) the ability to use its power over the investee to affect the amount of the investor’s returns. Extensive guidance has been added in IFRS 10 to deal with complex scenarios.

IFRS 11 replaces IAS 31 “Interests in Joint Ventures”. IFRS 11 deals with how a joint arrangement of which two or more parties have joint control should be classified. SIC 13, Jointly Controlled Entities – Non-monetary Contributions by Venturers has been withdrawn upon the issuance of IFRS 11. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures, depending on the rights and obligations of the parties to the arrangements. In contrast, under IAS 31 “Interests in joint ventures” there are three types of joint arrangements: jointly controlled entities, jointly controlled assets and jointly controlled operations.

In addition, joint ventures under IFRS 11 are required to be accounted for using the equity method of accounting, whereas jointly controlled entities under IAS 31 can be accounted for using the equity method of accounting or proportionate accounting.

IFRS 12 is a disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the disclosure requirements in IFRS 12 are more extensive than those in the current standards.

These five standards are effective for annual periods beginning on or after 1 January 2013. Earlier application is permitted provided that all of these five standards are applied early at the same time.

The Group management anticipates that these five standards will be adopted in the Group’s consolidated financial statements for the annual period beginning 1 January 2013. The application of IFRS 10 and IFRS 11 is expected not to have material impact on the consolidated financial statements.

IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The standard defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The scope of IFRS 13 is broad; it applies to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except in specified circumstances. In general, the disclosure requirements in IFRS 13 are more extensive than those required in the current standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only under IFRS 7 “Financial Instruments: Disclosures” will be extended by IFRS 13 to cover all assets and liabilities within its scope.

IFRS 13 is effective for annual periods beginning on or after 1 January 2013, with earlier application permitted.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

3.	Significant accounting policies (continued)

t)	New standards and interpretations (continued)

(iv)	New and Revised IFRSs in issue but not yet effective (continued)

The Group management anticipates that IFRS 13 will be adopted in the Group’s consolidated financial statements for the annual period beginning 1 January 2013 and that the application of the new standard will result in more extensive disclosures in the consolidated financial statements.

The amendments to IAS 1 “Presentation of Items of Other Comprehensive” Income are effective for the annual periods beginning on or after 1 July 2012. The amendments introduce new terminology for the statement of comprehensive income and income statement. Under the amendments to IAS 1, the “statement of comprehensive income” is renamed the “statement of profit or loss and other comprehensive income” and the “statement of income” is renamed the “statement of profit or loss”. The amendments to IAS 1 retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, the amendments to IAS 1 require items of other comprehensive income to be grouped into two categories in the other comprehensive income section: (a) items that will not be reclassified subsequently to profit or loss and (b) items that may be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis the amendments do not change the option to present items of other comprehensive income either before tax or net of tax. The amendments can be applied retrospectively. Other than the above mentioned presentation changes, the application of the amendments to IAS 1 does not result in any impact on profit or loss, other comprehensive income and total comprehensive income.

The amendments to IAS 1 as part of the Annual Improvements to IFRSs 2009/2011 Cycle are effective for the annual periods beginning on or after 1 January 2013. IAS 1 requires an entity that changes accounting policies retrospectively, or makes a retrospective restatement or reclassification to present a statement of financial position as at the beginning of the preceding period (third statement of financial position). The amendments to IAS 1 clarify that an entity is required to present a third statement of financial position only when the retrospective application, restatement or reclassification has a material effect on the information in the third statement of financial position and that related notes are not required to accompany the third statement of financial position.

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine applies to waste removal costs that are incurred in surface mining activity during the production phase of the mine (production stripping costs). Under the Interpretation, the costs from this waste removal activity (stripping) which provide improved access to ore is recognized as a non-current asset (stripping activity asset) when certain criteria are met, whereas the costs of normal on-going operational stripping activities are accounted for in accordance with IAS 2 “Inventories”. The stripping activity asset is accounted for as an addition to, or as an enhancement of, an existing asset and classified as tangible or intangible according to the nature of the existing asset of which it forms part.

IFRIC 20 is effective for annual periods beginning on or after 1 January 2013. Specific transitional provisions are provided to entities that apply IFRIC 20 for the first time. However, IFRIC 20 must be applied to production stripping costs incurred on or after the beginning of the earliest period presented. The Group management anticipates that IFRIC 20 will have no effect to the Group’s financial statements as the Group does not engage in such activities.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

3.	Significant accounting policies (continued)

t)	New standards and interpretations (continued)

(iv)	New and Revised IFRSs in issue but not yet effective (continued)

The amendments to IAS 32 are intended to clarify existing application issues relating to the offsetting rules and reduce the level of diversity in current practice. The amendments are effective for annual periods beginning on or after 1 January 2014.

Annual Improvements 2009/2011 Cycle

Further to the above amendments and revised standards, the IASB have issued Annual Improvements to IFRSs in May 2012 that cover 5 main standards/interpretations as follows:

IAS 16	Property, Plant and Equipment - Classification of servicing equipment
IAS 32	Financial Instruments: Presentation - Clarify that tax effect of a distribution to holders of equity instruments should be accounted for in accordance with IAS 12, Income Taxes

The amendments to IAS 16 clarify that spare parts, stand-by equipment and servicing equipment should be classified as property, plant and equipment when they meet the definition of property, plant and equipment in IAS 16 and as inventory otherwise. The Group management does not anticipate that the amendments to IAS 16 will have a significant effect on the Group’s consolidated financial statements.

The amendments to IAS 32 clarify that income tax relating to distributions to holders of an equity instrument and to transaction costs of an equity transaction should be accounted for in accordance with IAS 12 Income Taxes. The Group management does not anticipate that the amendments to IAS 32 will have a significant effect on the Group’s consolidated financial statements.

All amendments are effective on or after 1 January 2013. Early adoptions of these amendments are allowed.

4.	Determination of fair values

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(i)	Property, plant and equipment

The fair value of property, plant and equipment recognized as a result of a business combination is based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm’s length transaction after proper marketing wherein the parties had each acted knowledgeably, willingly. The market value of items of plant, equipment, fixtures and fittings is based on the quoted market prices for similar items.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

4.	Determination of fair values (continued)

(ii)	Intangible assets

The fair value of the brand acquired in the Superonline Uluslararası Elektronik Bilgilendirme Telekomunikasyon ve Haberlesme Hizmetleri AS (“Superonline Uluslararasi”) business combination is based on the discounted estimated royalty payments that have been avoided as a result of the brand being owned. The fair value of customer base acquired in the Superonline business combination are valued using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows.

The fair value of the custom duty and VAT exemption agreement in the Belarusian Telecom business combination is based on the incremental cash flows method (cost saving approach) and this was used for the valuation analysis.

The fair value of mobile telephony licenses (GSM&UMTS) in the Belarusian Telecom business combination is based on the Greenfield (build-out) method, which is estimated to be appropriate and commonly used for the valuation of licenses, and this was used for the valuation analysis.

The fair value of customer base acquired in business combinations are valued using the cost approach where by the subject asset is valued by using the information on a cost per subscriber basis under current market conditions and rates.

The fair value of other intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

(iii)	Investments in equity and debt securities

The fair value of financial assets at fair value through profit or loss, held-to-maturity investments and available-for-sale financial assets is determined by reference to their quoted bid price or over the counter market price at the reporting date. The fair value of held-to-maturity investments is determined for disclosure purposes only.

(iv)	Trade and other receivables / due from related parties

The fair values of trade and other receivables and due from related parties are estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

(v)	Derivatives

The fair value of forward exchange contracts and option contracts are based on their listed market price, if available. If a listed market price is not available, then fair values are derived from inputs other than quoted prices that are observable for the asset or liability or are derived by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds) or option pricing models.

(vi)	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases, the market rate of interest is determined by reference to similar lease agreements.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

4.	Determination of fair values (continued)

(vii)	Exercise price of financial liability related to non-controlling share put option

The Group measures the estimated exercise price of the financial liability originating from put options granted to non-controlling interests as the present value of estimated option redemption amount. Present value of the estimated option redemption amount is based on the fair value of estimation for the company subject to the put option.

The Group has estimated a value based on multiple approaches in grant to share purchase agreement including income approach (discounted cash flows) and market approach (comparable market multiples). The simple average, in accordance with the agreement between parties, of the values determined as at 31 August 2013, which is the exercise date of the put option, is then discounted back to 31 December 2012.

5.	Financial risk management

The Group practice is to centrally manage Group’s predetermined capital / debt ratios by capital injection or using available credit facilities. Group obtains short and long-term borrowings according to Group’s financial needs and market predictions. Debt instruments vary from commercial bank loans to Export Credit Agency loans and different capital market instruments are seldom used in order to maintain diversified source of financing. The Group’s financial borrowing ratios are monitored for all transactions in order to prevent any negative effect on the Group’s credit ratings.

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk
•	Liquidity risk
•	Market risk

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital. Please refer to Note 30 for additional information on the Group’s exposure to risks.

Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. Additionally the Company established a Risk Committee in accordance with the new Turkish Commercial Code effective from 1 July 2012.

The Group’s risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities.

The Group Audit Committee oversees how management monitors compliance with the Group’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Group. The Audit Committee is assisted in its oversight role by Internal Audit.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

5.	Financial risk management (continued)

Risk management framework (continued)

As at 31 December 2011, TL depreciated against USD and EUR by 22.2% and 19.3%, respectively, BYR depreciated against USD by 178.3% and HRV depreciated against USD by 0.4% when compared to the exchange rates as at 31 December 2010. As at 31 December 2012, TL appreciated against USD and EUR by 5.6% and 3.8%, respectively, BYR depreciated against USD by 2.6% and HRV depreciated against USD by 0.04% when compared to the exchange rates as at 31 December 2011. Additional information related to Group’s exposure to currency risk is disclosed in Note 30.

Credit risk

Credit risk is the risk of a financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers and investment securities.

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group may require collateral in respect of financial assets. Also, the Group may demand letters of guarantee from third parties related to certain projects or contracts. The Group may also demand certain pledges from counterparties if necessary in return for the credit support it gives related to certain financings.

In monitoring customer credit risk, customers are grouped according to whether they are an individual or legal entity, aging profile, maturity and existence of previous financial difficulties. Trade receivables and accrued service income are mainly related to the Group’s subscribers. The Group’s exposure to credit risk on trade receivables is influenced mainly by the individual payment characteristics of postpaid subscribers. The Group establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade receivables.

Investments are preferred to be in liquid securities. The counterparty limits are set depending on their ratings from the most credible rating agencies and the amount of their paid in capital and/or shareholders equity. Policies are in place to review the paid-in capital and rating of counterparties periodically to ensure credit worthiness.

Transactions involving derivatives are with counterparties with whom the Group has signed agreements and which have sound credit ratings.

At the reporting date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position.

The Group establishes an allowance for doubtful receivables that represents its estimate of incurred losses in respect of trade and other receivables. This allowance includes the specific loss component that relates to individual subscribers exposures, and adjusted for a general provision which is determined based on the age of the balances and historical collection trends.

The Group’s policy is to provide financial guarantees only to majority-owned subsidiaries. At 31 December 2012, $1,363,291 guarantees were outstanding (31 December 2011: $1,385,403).

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

5.	Financial risk management (continued)

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to manage liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Typically, the Group ensures that it has sufficient cash and cash equivalents to meet expected operational expenses, including financial obligations.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

The Group buys and sells derivatives in order to manage market risks. All such transactions are carried at within the guidelines set by the Group treasury and risk management.

Currency risk

The Group is exposed to currency risk on certain revenues such as roaming revenues, purchases and certain operating costs such as roaming expenses and network related costs and resulting receivables and payables, borrowings, deferred payments related to the acquisition of Belarusian Telecom and financial liability in relation to put option for the acquisition of non-controlling shares of Belarusian Telecom that are denominated in a currency other than the respective functional currencies of Group entities, primarily TL for operations conducted in Turkey. The currencies in which these transactions are primarily denominated are EUR and USD.

Derivative financial instruments such as forward contracts and options are used to hedge exposure to fluctuations in foreign exchange rates. The Group uses forward exchange contracts to hedge its currency risk.

The Group’s investments in its equity accounted investee Fintur are not hedged with respect to the currency risk arising from the net assets as those net investments are considered to be long-term in nature.

Interest rate risk

The Group’s exposure to interest rate risk is related to its financial assets and liabilities. The Group’s financial liabilities mostly consist of floating interest rate borrowings. The use of financial derivatives is governed by the Group’s policies approved by the Board of Directors, which provide written principles on the use of financial derivatives consistent with the Group’s treasury and risk management strategy. The Group also closely monitored various hedging alternatives to hedge interest risk with a minimum cost. In June 2011, the Group engaged in forward start collar agreements for the half of its debt which are due in 2015 and exposed to interest rate risk. The collars hedge variable interest rate risk for the period between 2013 and 2015.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

6.	Operating Segments

The Group has three reportable segments, as described below, which are based on the dominant source and nature of the Group’s risk and returns as well as the Group’s internal reporting structure. These strategic segments offer the same types of services, however they are managed separately because they operate in different geographical locations and are affected by different economic conditions.

The Group comprises the following main operating segments: Turkcell, Euroasia and Belarusian Telecom, all of which are GSM operators in their countries.

Other operations mainly include companies operating in telecommunication and betting businesses and companies provide internet and broadband services, call center and value added services.

Information regarding the operations of each reportable segment is included below. Adjusted EBITDA is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Adjusted EBITDA definition includes revenue, direct cost of revenues excluding depreciation and amortization, selling and marketing expenses and administrative expenses. Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies.

The accounting policies of operating segments are the same as those described in the summary of significant accounting policies.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

6.	Operating segments (continued)

	Turkcell		Euroasia		Belarusian Telecom		Other		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Total external revenues	4,844,867	4,805,521	402,167	364,491	62,162	47,893	556,591	391,774	5,865,787	5,609,679
Intersegment revenue	24,820	13,048	3,250	4,347	76	93	402,495	414,199	430,641	431,687
Reportable segment adjusted EBITDA	1,511,539	1,507,783	114,431	94,204	(5,392)	(12,151)	213,712	190,887	1,834,290	1,780,723
Finance income	369,198	283,015	2,468	690	572	15,520	57,591	58,951	429,829	358,176
Finance cost	(55,669)	108,861	(56,723)	(56,287)	(66,162)	(283,870)	(36,572)	(159,991)	(215,126)	(391,287)
Monetary gain	-	-	-	-	95,322	144,813	3	-	95,325	144,813
Depreciation and amortization	(506,220)	(485,789)	(116,939)	(116,547)	(46,275)	(224,527)	(137,357)	(111,260)	(806,791)	(938,123)
Share of profit of equity accounted investees	-	-	-	-	-	-	121,733	136,907	121,733	136,907
Capital expenditure	560,461	501,256	77,911	65,152	53,411	55,026	320,412	273,511	1,012,195	894,945
Other material non-cash items: Impairment on goodwill	-	-	-	-	-	52,971	-	-	-	52,971
Bad debt expense	55,936	28,377	191	381	1,838	1,027	4,466	1,576	62,431	31,361
Impairment on equity accounted investees	-	-	-	-	-	-	40,250	15,844	40,250	15,844

	Turkcell		Euroasia		Belarusian Telecom		Other		Total
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Total external revenues	4,805,521	5,294,104	364,491	334,006	47,893	48,918	391,774	305,065	5,609,679	5,982,093
Intersegment revenue	13,048	14,682	4,347	5,252	93	63	414,199	386,404	431,687	406,401
Reportable segment adjusted EBITDA	1,507,783	1,751,094	94,204	64,455	(12,151)	(32,564)	190,887	213,655	1,780,723	1,996,640
Finance income	283,015	255,417	690	763	15,520	753	58,951	60,213	358,176	317,146
Finance cost	108,861	(34,569)	(56,287)	(43,974)	(283,870)	(28,527)	(159,991)	(66,143)	(391,287)	(173,213)
Monetary gain	-	-	-	-	144,813	-	-	-	144,813	-
Depreciation and amortization	(485,789)	(474,703)	(116,547)	(120,407)	(224,527)	(80,826)	(111,260)	(92,034)	(938,123)	(767,970)
Share of profit of equity accounted investees	-	-	-	-	-	-	136,907	122,839	136,907	122,839
Capital expenditure	501,256	538,776	65,152	66,727	55,026	120,061	273,511	386,119	894,945	1,111,683
Other material non-cash items: Impairment on goodwill	-	-	-	-	52,971	23,499	-	-	52,971	23,499
Bad debt expense	28,377	122,739	381	(1,251)	1,027	396	1,576	4,373	31,361	126,257
Impairment on equity accounted investees	-	-	-	-	-	-	15,844	-	15,844	-

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

6.	Operating segments (continued)

	As at 31 December 2012 and 2011
	Turkcell		Euroasia		Belarusia Telecom		Other		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Reportable segment assets	4,105,790	3,493,183	500,935	544,578	208,377	160,277	1,406,554	1,086,949	6,221,656	5,284,987
Investment in associates	-	-	-	-	-	-	256,931	414,392	256,931	414,392
Reportable segment liabilities	993,200	922,418	116,222	116,132	82,625	88,127	305,177	242,085	1,497,224	1,368,762

TURKCELL DAHİLİ

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

6.	Operating segments (continued)

Reconciliations of reportable segment revenues, adjusted EBITDA, assets and liabilities and other material items:

	2012	2011	2010
Revenues
Total revenue for reportable segments	5,337,342	5,235,393	5,697,025
Other revenue	959,086	805,973	691,469
Elimination of inter-segment revenue	(430,641)	(431,687)	(406,401)
Consolidated revenue	5,865,787	5,609,679	5,982,093

	2012	2011	2010
Adjusted EBITDA
Total adjusted EBITDA for reportable segments	1,620,578	1,589,836	1,782,985
Other adjusted EBITDA	213,712	190,887	213,655
Elimination of inter-segment adjusted EBITDA	(25,844)	(32,580)	(39,268)
Consolidated adjusted EBITDA	1,808,446	1,748,143	1,957,372
Finance income	386,088	330,277	277,130
Finance costs	(125,510)	(289,648)	(102,662)
Monetary gain	95,325	144,813	-
Other income	18,094	32,600	14,668
Other expense	(76,924)	(161,236)	(64,233)
Share of profit of equity accounted investees	121,733	136,907	122,839
Depreciation and amortization	(788,632)	(924,550)	(757,354)
Consolidated profit before income tax	1,438,620	1,017,306	1,447,760

	2012	2011	2010
Finance income
Total finance income for reportable segments	372,238	299,225	256,933
Other finance income	57,591	58,951	60,213
Elimination of inter-segment finance income	(43,741)	(27,899)	(40,016)
Consolidated finance income	386,088	330,277	277,130

	2012	2011	2010
Finance costs
Total finance costs for reportable segments	178,554	231,296	107,070
Other finance costs	36,572	159,991	66,143
Elimination of inter-segment finance costs	(89,616)	(101,639)	(70,551)
Consolidated finance costs	125,510	289,648	102,662

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

6.	Operating segments (continued)

	2012	2011	2010
Depreciation and amortization
Total depreciation and amortization for reportable segments	669,434	826,863	675,936
Other depreciation and amortization	137,357	111,260	92,034
Elimination of inter-segment depreciation and amortization	(18,159)	(13,573)	(10,616)
Consolidated depreciation and amortization	788,632	924,550	757,354

	2012	2011	2010
Capital expenditure
Total capital expenditure for reportable segments	691,783	621,434	725,564
Other capital expenditure	320,412	273,511	386,119
Elimination of inter-segment capital expenditure	(36,740)	(28,754)	(33,101)
Consolidated capital expenditure	975,455	866,191	1,078,582

	2012	2011
Assets
Total assets for reportable segments	4,815,102	4,198,038
Other assets	1,406,554	1,086,949
Investments in equity accounted investees	256,931	414,392
Other unallocated assets	4,004,649	3,399,422
Consolidated total assets	10,483,236	9,098,801

	2012	2011
Liabilities
Total liabilities for reportable segments	1,192,047	1,126,677
Other liabilities	305,177	242,085
Other unallocated liabilities	1,825,868	1,998,434
Consolidated total liabilities	3,323,092	3,367,196

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

6.	Operating Segments (continued)

Geographical information

In presenting the information on the basis of geographical segments, segment revenue is based on the geographical location of operations and segment assets are based on the geographical location of the assets.

Revenues	2012	2011	2010

Turkey	5,267,235	5,106,536	5,522,387
Ukraine	407,218	365,968	334,006
Belarus	62,162	47,893	48,918
Turkish Republic of Northern Cyprus	64,335	63,857	76,782
Azerbaijan	41,844	12,426	-
Germany	22,993	12,999	-
	5,865,787	5,609,679	5,982,093

	2012	2011
Non-current assets
Turkey	3,945,280	3,443,530
Ukraine	511,480	548,746
Belarus	180,072	142,926
Turkish Republic of Northern Cyprus	53,300	51,433
Azerbaijan	4,919	5,043
Germany	5,367	4,855
Unallocated non-current assets	299,169	438,634
	4,999,587	4,635,167

7.	Acquisitions of subsidiaries

Acquisition of Global Iletisim Hizmetleri AS (“Global Iletisim”)

On 12 August 2011, Superonline Iletisim Hizmetleri AS (“Turkcell Superonline”) signed a Share Purchase Agreement (“SPA”) to acquire 100% stake in Global Iletisim, which is specialized in rendering of internet and telecommunications services. In November 2011, the control over Global Iletisim is acquired from Yildiz Holding AS for a consideration of $(456).

Subsequent to the acquisition, Global Iletisim reported revenue of $3,209 and loss of $1,011 as at and for the year ended 31 December 2011. Since Global Iletisim’s statement of income prepared in accordance with IFRS for the year ended 31 December 2011 is not available, the estimated consolidated revenue and profit or loss for the current reporting period if the acquisition had occurred on 1 January 2011 could not be disclosed.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

7.	Acquisitions of subsidiaries (continued)

Acquisition of Global Iletisim Hizmetleri AS (continued)

The acquisition of Global Iletisim had the following effect on the Group’s assets and liabilities on the acquisition date:

	Pre-acquisition carrying amounts	Fair value adjustments	Recognized values on acquisition

Property, plant and equipment	6,179	203	6,382
Intangible assets	1,490	2,600	4,090
Other assets	4,610	-	4,610
Cash and cash equivalents	122	-	122
Total liabilities	(15,741)	-	(15,741)
Net identifiable assets and liabilities	(3,340)	2,803	(537)

Consideration received			(456)
Less: fair value of identifiable net assets acquired			(537)
Goodwill arising on acquisition			81

Consideration received in cash			456
Add: cash and cash equivalent balances acquired			122
Net cash and cash equivalent effect of the business combination			578

Pre-acquisition carrying amounts were determined based on applicable IFRSs immediately before the acquisition. The fair value of intangible assets and liabilities recognized on acquisition has been determined provisionally pending completion of an independent valuation.

The goodwill recognised on the acquisition is attributable mainly to the synergies expected to be achieved from integrating Global Iletisim into the Group’s broadband business.

The Group incurred acquisition-related costs of $67 related to external legal fees and due diligence costs. The legal fees and due diligence costs have been included in administrative expenses in the Group’s consolidated statement of comprehensive income.

After the acquisition of Global Iletisim in 2011, management merged the Global Iletisim’s operations with its wholly owned subsidiary, Turkcell Superonline on 30 March 2012.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

8.	Revenue

	2012	2011	2010
Communication fees	5,373,986	5,225,441	5,670,215
Monthly fixed fees	50,649	62,977	75,420
Commission fees on betting business	47,087	39,066	31,195
Call center revenues	44,944	38,090	25,199
Revenue from betting business	41,934	12,310	-
Simcard sales	18,302	21,152	22,900
Other revenues	288,885	210,643	157,164
	5,865,787	5,609,679	5,982,093

9.	Other income and expenses

Other income amounts to $18,094, $32,600 and $14,668 for the years ended 31 December 2012, 2011 and 2010, respectively. Other income for the year ended 31 December 2011 mainly comprises of penalty amounting to $12,656 received back from ICTA which was imposed in 2010 as a result of investigation of ICTA on tariff plans.

Other expenses amount to $76,924, $161,236 and $64,233 for the years ended 31 December 2012, 2011 and 2010, respectively. Since the service provider and distribution agreement with A-Tel was annulled via notification dated 31 January 2012 which was effective from 1 August 2012, the carrying amount of A-Tel in the consolidated financial statements is decreased to the Company’s share on the net assets of A-Tel as at 31 December 2012 and an impairment loss of $40,250 is recognized in other expenses.. Additionally based on the management opinion, the Company accrued a provision before tax effect amounting to $19,299 and recognized in other expenses as explained in Notes 15 and 34. Other expense also includes payments and provisions for the penalties imposed by ICTA for not complying with aforementioned and relevant regulations, as explained in Note 33 to consolidated financial statements amounting to $6,384.

Other expenses for the years ended 31 December 2011 mainly comprises of impairment charge recognized on goodwill arising from the acquisition of Belarusian Telecom amounting to $52,971, impairment recognized on the Group’s investment in A-Tel and Aks TV amounting to $15,844 and $5,714, respectively. Besides, provision set for Special Communication Tax (“SCT”) on the discounts applied to distributors for prepaid scratch card sales between January 2005 and January 2007, as explained in Note 33 to consolidated financial statements amounting to $31,155, and penalties imposed by ICTA for not complying with aforementioned and relevant regulations, as explained in Note 33 to consolidated financial statements amounting to $38,463.

10.	Personnel expenses

	2012	2011	2010
Wages and salaries (*)	540,597	493,777	485,214
Increase in liability for long-service leave (**)	16,786	12,697	10,879
Contributions to defined contribution plans	12,036	9,054	5,243
	569,419	515,528	501,336
(*) Wages and salaries include compulsory social security contributions and bonuses.

(**) The increase in liability for long-service leave for the years ended 31 December 2011 and 2010 consists of actuarial gains and losses amounting to $182 and $1,468 respectively. The actuarial gains and losses for the year ended 31 December 2012 are amounting to $4,911 reflected to other comprehensive income as a result of the early adoption of amendment to IAS 19 change detailed in Notes 2 and 26.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

11.	Finance income and costs

Recognized in the statement of income:

	2012	2011	2010
Interest income on bank deposits	289,768	248,116	196,418
Interest income on late payment and contracted receivables	91,250	46,922	42,064
Premium income on option contracts	2,250	6,081	12,147
Discount interest income	1,938	24,607	886
Net gain on disposal of available-for-sale financial assets transferred from equity	-	-	1,318
Other interest income	882	4,551	24,297
Finance income	386,088	330,277	277,130

Interest expense on financial liabilities measured at amortized cost	(93,396)	(47,387)	(66,086)
Litigation late payment interest expense	(18,996)	(8,772)	(258)
Net foreign exchange loss	(2,388)	(202,686)	(13,778)
Option premium expense	(280)	(1,267)	(4,988)
Other	(10,450)	(29,536)	(17,552)
Finance cost	(125,510)	(289,648)	(102,662)
Net finance income	260,578	40,629	174,468

Interest income on late payment and contracted receivables are composed of interest received from subscribers who pay monthly invoices after the due date specified on the invoices and interest income on contracted receivables which are collected on an installment basis throughout the contract period.

Borrowings costs capitalized on fixed assets are $8,517, $6,025 and $11,127 for the years ended 31 December 2012, 2011 and 2010, respectively. Interest capitalization ratio is 11.9%, 11.5% and 17.6% for the year ended 31 December 2012, 2011 and 2010 respectively.

The foreign exchange income amounting to $123,803 and foreign exchange expense, mainly attributable to the foreign exchange loss in Belarus operations, amounting to $326,489 have been presented on net basis for the year ended 31 December 2011.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

12.	Income tax expense

	2012	2011	2010
Current tax expense
Current period	(314,853)	(303,968)	(336,914)

Deferred tax benefit
Origination and reversal of temporary differences	7,731	8,646	13,321
Benefit of investment incentives recognized	878	942	1,187
Utilization of previously unrecognized tax losses	14,753	2,187	1,607
	23,362	11,775	16,115
Total income tax expense	(291,491)	(292,193)	(320,799)

Income tax recognized directly in equity
2012	Before tax	Tax (expense)/ benefit	Net of tax
Foreign currency translation differences	312,708	2,145	314,853
Change in cash flow hedge reserve	(860)	-	(860)
Change in actuarial gain/(loss)	(4,911)	960	(3,951)
	306,937	3,105	310,042
2011
Foreign currency translation differences	(1,293,917)	(4,430)	(1,298,347)
Change in cash flow hedge reserve	(459)	-	(459)
	(1,294,376)	(4,430)	(1,298,806)
2010
Foreign currency translation differences	(184,352)	(754)	(185,106)
Net change in fair value of available-for-sale securities	(1,318)	-	(1,318)
	(185,670)	(754)	(186,424)

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

12.	Income tax expense (continued)

Reconciliation of effective tax rate

The reported income tax expense for the years ended 31 December 2012, 2011 and 2010 are different than the amounts computed by applying the statutory tax rate to profit before income tax of the Company, as shown in the following reconciliation:

		2012		2011		2010
Profit for the year		1,147,129		725,113		1,126,961
Total income tax expense		291,491		292,193		320,799
Profit before income tax		1,438,620		1,017,306		1,447,760

Income tax using the Company’s domestic tax rate	20%	(287,724)	20%	(203,461)	20%	(289,552)
Effect of tax rates in foreign jurisdictions	-	(5,854)	(1)%	14,221	(1)%	12,367
Tax exempt income	-	3,340	(1)%	8,050	-	676
Non-deductible expenses	3%	(43,939)	3%	(31,806)	1%	(19,300)
Tax incentives	-	878	-	942	-	1,187
Utilization of previously unrecognized tax losses	(1)%	14,753	-	2,187	-	1,607
Unrecognized deferred tax assets	1%	(8,511)	11%	(112,192)	3%	(47,623)
Difference in effective tax rate of equity accounted investees	(1)%	21,435	(2)%	24,782	(2)%	22,893
Other	(1)%	14,131	-	5,084	-	(3,054)
Total income tax expense		(291,491)		(292,193)		(320,799)

The income taxes payable $76,533 of and $61,891 as at 31 December 2012 and 2011, respectively, represents the amount of income taxes payable in respect of related taxable profit for the years ended 31 December 2012 and 2011, respectively netted off with advance tax payments.

The Turkish entities within the Group are subject to corporate tax at the rate of 20%. In Turkey, there is no procedure for a final and definitive agreement on tax assessments. Companies file their tax returns at the end of April following the close of the accounting year to which they relate. Tax authorities may, however, examine such returns and the underlying accounting records and may revise assessments within five years. Advance tax returns are filed on a quarterly basis.

Corporate tax is applied on taxable corporate income, which is calculated from the statutory accounting profit by adding back non-deductible expenses, and by deducting tax exempt income.

In Turkey, the transfer pricing provisions have been stated under the Article 13 of Corporate Tax Law with the heading of “disguised profit distribution via transfer pricing”. The General Communiqué on disguised profit distribution via Transfer Pricing, dated 18 November 2007 sets details about implementation.

If a taxpayer enters into transactions regarding sale or purchase of goods and services with related parties, where the prices are not set in accordance with arm’s length principle, then related profits are considered to be distributed in a disguised manner through transfer pricing. Such disguised profit distributions through transfer pricing are not accepted as tax deductible for corporate income tax purposes.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

12.	Income tax expense (continued)

Reconciliation of effective tax rate (continued)

Since the Belarusian tax legislation does not allow carrying forward tax losses to future periods, no deferred tax asset is recognized on any loss incurred as a result of negative economic developments in Belarus. Additionally, since the recognition of goodwill and its impairment are not subject to taxation, the impairment recognized on goodwill allocated to Belarusian Telecom is not taken into consideration in the taxation.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

13.	Property, plant and equipment

Cost or deemed cost	Balance as at 1 January 2011	Additions	Disposals	Transfers	Impairment	Acquisitions through business combinations	Effect of movements in exchange rates and hyperinflation	Balance as at 31 December 2011
Network infrastructure (All operational)	5,638,149	88,535	(310,323)	546,137	-	8,155	(866,902)	5,103,751
Land and buildings	281,610	5,433	-	6,186	-	-	(48,518)	244,711
Equipment, fixtures and fittings	278,709	11,419	(2,034)	312	-	1,399	(48,081)	241,724
Motor vehicles	16,341	2,752	(884)	-	-	-	(2,676)	15,533
Leasehold improvements	136,506	3,337	(1,376)	212	-	608	(24,415)	114,872
Construction in progress	202,400	564,164	(522)	(492,381)	(36)	44	(47,352)	226,317
Total	6,553,715	675,640	(315,139)	60,466	(36)	10,206	(1,037,944)	5,946,908

Accumulated depreciation
Network infrastructure (All operational)	2,999,861	468,966	(306,767)	28,468	144,352	2,749	(514,173)	2,823,456
Land and buildings	106,750	9,167	-	6	-	-	(19,484)	96,439
Equipment, fixtures and fittings	252,184	9,106	(1,688)	(265)	12	680	(50,192)	209,837
Motor vehicles	11,827	1,824	(640)	-	22	-	(1,975)	11,058
Leasehold improvements	115,072	3,266	(1,354)	68	7	395	(20,936)	96,518
Total	3,485,694	492,329	(310,449)	28,277	144,393	3,824	(606,760)	3,237,308

Total property, plant and equipment	3,068,021	183,311	(4,690)	32,189	(144,429)	6,382	(431,184)	2,709,600

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

13.	Property, plant and equipment (continued)

Cost or deemed cost	Balance as at 1 January 2012	Additions	Disposals	Transfers	Impairment	Effect of movements in exchange rates and hyperinflation	Balance as at 31 December 2012
Network infrastructure (All operational)	5,103,751	93,886	(261,471)	605,789	-	294,668	5,836,623
Land and buildings	244,711	5,568	(453)	3,572	-	14,330	267,728
Equipment, fixtures and fittings	241,724	20,530	(2,671)	146	-	13,707	273,436
Motor vehicles	15,533	1,988	(679)	-	-	1,073	17,915
Leasehold improvements	114,872	2,021	(177)	136	-	6,809	123,661
Construction in progress	226,317	647,792	(1,650)	(598,450)	(6,278)	13,392	281,123
Total	5,946,908	771,785	(267,101)	11,193	(6,278)	343,979	6,800,486

Accumulated depreciation
Network infrastructure (All operational)	2,823,456	498,182	(256,855)	6,533	32,901	172,427	3,276,644
Land and buildings	96,439	9,285	(53)	-	-	5,867	111,538
Equipment, fixtures and fittings	209,837	10,397	(2,553)	-	-	14,015	231,696
Motor vehicles	11,058	1,920	(505)	-	-	813	13,286
Leasehold improvements	96,518	3,825	(132)	-	-	5,912	106,123
Total	3,237,308	523,609	(260,098)	6,533	32,901	199,034	3,739,287

Total property, plant and Equipment	2,709,600	248,176	(7,003)	4,660	(39,179)	144,945	3,061,199

Depreciation expenses for the years ended 31 December 2012 and 2011, 2010 are $562,788, $636,758, $515,515 respectively including impairment losses and recognized in direct cost of revenues.

The impairment losses on property, plant and equipment for the years ended 31 December 2012, 2011, and 2010 are $39,179, $144,429, $64,847 respectively and recognized in depreciation expense.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

13.	Property, plant and equipment (continued)

Leased assets

The Group leases equipment under a number of finance lease agreements. At the end of each of the lease period, the Group has the option to purchase the equipment at a beneficial price. As at 31 December 2012, net carrying amount of fixed assets acquired under finance leases amounted to $62,928 (31 December 2011: $64,856).

Property, plant and equipment under construction

Construction in progress mainly consisted of capital expenditures in GSM and fixed-line network of the Company, Astelit, Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”), Belarusian Telecom and Turkcell Superonline and non-operational capital expenditures as at 31 December 2012 and 2011.

14.	Intangible assets

In April 1998, the Company signed the License with the Turkish Ministry, under which it was granted a GSM license, which is amortized over 25 years with a carrying amount of $264,400 as at 31 December 2012 (31 December 2011: $273,864). The amortization period of the license will end in 2023.

On 30 April 2009, the Company signed a license agreement with ICTA which provides authorization for providing IMT 2000/UMTS services and infrastructure. The Company acquired the A type license providing the widest frequency band for a consideration of EUR 358,000 (excluding VAT). The license is effective for duration of 20 years starting from 30 April 2009. The carrying amount as at 31 December 2012 is $352,504 (31 December 2011: $353,034).

Impairment testing for long-lived assets

The carrying amounts of the Group’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Long-lived assets were tested for impairment as at 31 December 2012. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets, cash generating units. As at 31 December 2012, impairment test for long-lived assets of Astelit is made on the assumption that Astelit is the cash generating unit.

As the recoverable amounts based on the value in use of cash generating units was higher than the carrying amount of cash-generating units of Astelit, no impairment was recognized. The assumptions used in value in use calculation of Astelit were:

A 14.9% post-tax WACC rate for 2013 to 2017, a 14.8% post-tax WACC rate for after 2017 and 2.5% terminal growth rate were used to extrapolate cash flows beyond the 5-year forecasts based on the business plans. Independent appraisal was obtained for fair value to determine recoverable amounts for Astelit. The pre-tax rate for disclosure purposes was 14.90%.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

14.	Intangible assets (continued)

Impairment testing for cash-generating unit containing goodwill

Goodwill allocated to cash generating units and carrying values of all cash generating units are annually tested for impairment. The recoverable amounts (that is, higher of value in use and fair value less cost to sell) are normally determined on the basis of value in use, applying discounted cash flow calculation. Independent appraisals were obtained for fair values to determine recoverable amounts for Belarusian Telecom and Turkcell Superonline as at 31 December 2012.

In calculating the net present value of the future cash flows, certain assumptions are required to be made in respect of highly uncertain matters including management’s expectations of growth in EBITDA, calculated as results from operating activities before depreciation and amortization and other income/(expenses), timing and quantum of future capital expenditure, long term growth rates, and the selection of discount rates to reflect the risks involved.

Belarusian Telecom

As at 31 December 2012, impairment test was performed for Belarusian Telecom and after tax impairment at the amount of $5,075 was calculated for the cash-generating unit, allocated to the fixed assets of the cash-generating unit on a pro-rata basis based on the carrying amount of each asset in the cash-generating unit and included in depreciation expense. Tax effect of the long-lived asset impairment of $1,720 is included in deferred taxation benefit.

As at 31 December 2011, after tax impairment at the amount of $206,038 was calculated for the cash-generating unit. The aggregate carrying amount of goodwill arising from the acquisition of Belarusian Telecom was totally impaired by $52,971 and was included in other expense of statement of comprehensive income. Remaining impairment amounting to $169,320 was allocated to the fixed assets of the cash-generating unit on a pro-rata basis and is included in depreciation expense. Tax effect of the long-lived asset impairment of $16,253 is included in deferred taxation benefit.

Value in use was determined by discounting the expected future cash flows to be generated by the cash-generating unit and the terminal value. The calculation of the value in use was based on the following key assumptions:

The projection period for the purposes of impairment testing was taken as 5 years between 1 January 2013 and 31 December 2017. Cash flows for further periods (perpetuity) were extrapolated using a constant growth rate of 3.0% which does not exceed the estimated average growth rate for Belarus.

A 16.7% post-tax WACC rate for 2013 to 2017, a 16.5% post-tax WACC rate for after 2017 were applied in determining the recoverable amount of the cash-generating unit. The post-tax rate was adjusted considering the tax cash outflows and other future tax cash flows and discrepancies between the cost of the assets and their tax bases. The pre-tax rate for disclosure purposes was 18.32%

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

14.	Intangible assets (continued)

Impairment testing for cash-generating unit containing goodwill (continued)

Turkcell Superonline

As at 31 December 2012, the aggregate carrying amount of goodwill allocated to Turkcell Superonline is $18,419 including $80 goodwill as a result of Global Iletisim acquisition and merger (31 December 2011: $17,378). As the recoverable value based on the value in use of the cash generating units was estimated to be higher than carrying amount, no impairment was required for goodwill arising from the acquisition of Superonline as at 31 December 2012. The calculation of the value in use was based on the following key assumptions:

Values assigned to EBITDA for the periods forecasted include the expected synergies to be achieved from operating as a part of the Group. Values assigned to this key assumption reflect past experience except for efficiency improvements and synergies. Management believes that any reasonably possible change in the key assumptions on which Superonline recoverable amount is based would not cause Superonline’s carrying amount to exceed its recoverable amount.

The projection period for the purposes of goodwill impairment testing was taken as 7 years between 1 January 2013 and 31 December 2019.

Cash flows for further periods (perpetuity) were extrapolated using a constant growth rate of 3.1%. This growth rate does not exceed the long-term average growth rate for the market in which Superonline operates.

A 14.6% post-tax WACC rate for 2013 to 2016, a 14.3% post-tax WACC rate for after 2016 were applied in determining the recoverable amount of the cash-generating unit. Discounting post-tax cash flows at a post-tax discount rate and discounting pre-tax cash flows at pre-tax discount rate gave same results, since the pre-tax discount rate is the post-tax discount rate adjusted to reflect the specific amount and timing of the future tax cash flows. For disclosure purposes pre-tax discount rate is 16.1%.

Indefeasible right of use:

Turkcell Superonline, a wholly owned subsidiary of the Group, won the tender of BOTAS for indefeasible right to use the capacity of the fiber optic cables already installed by BOTAS for 15 years, including the right to install additional fiber optic cables and the right to use the capacity of these fiber optic cables for the same period. Turkcell Superonline will pay EUR 20,900 to BOTAS for the right and this transaction has been considered as a finance lease as the lease term is for the major part of the remaining useful life of the fiber optic cables already installed by BOTAS and Superonline will make significant investment during the initial period of the lease agreement which is an indicator that the transaction is a finance lease. The Group recognized indefeasible right of use amounting to $22,531 as at 31 December 2010 which is calculated as the present value of payments to be made to BOTAS till the year 2024.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

14.	Intangible assets (continued)

Cost	Balance at 1 January 2011	Additions	Disposals	Transfers	Impairment	Acquisitions through business combinations	Effects of movements in exchange rates and hyperinflation	Balance at 31 December 2011
GSM and other telecommunication operating licenses	1,421,435	5,553	-	-	-	1,313	(235,276)	1,193,025
Computer software	2,019,716	52,433	(433)	82,719	-	1,660	(338,550)	1,817,545
Transmission lines	32,615	118	-	-	-	-	(5,872)	26,861
Central betting system operating right	5,722	341	-	-	-	-	(1,039)	5,024
Indefeasible right of usage	22,531	-	-	-	-	-	(4,090)	18,441
Brand name	4,554	-	-	-	-	-	(827)	3,727
Customer base	6,231	-	-	-	-	2,600	(1,320)	7,511
Customs duty and VAT exemption right	49,987	-	-	-	-	-	(3,240)	46,747
Goodwill	141,257	-	-	-	(52,971)	81	(70,989)	17,378
Other	2,782	-	-	-	-	-	(292)	2,490
Construction in progress	2,626	140,162	-	(143,185)	-	-	397	-
Total	3,709,456	198,607	(433)	(60,466)	(52,971)	5,654	(661,098)	3,138,749

Accumulated amortization
GSM and other telecommunication operating licenses	465,732	65,972	-	-	53,177	15	(83,766)	501,130
Computer software	1,472,109	145,919	(291)	(28,277)	-	1,468	(276,357)	1,314,571
Transmission lines	27,007	1,229	-	-	-	-	(4,739)	23,497
Central betting system operating right	4,116	219	-	-	-	-	(934)	3,401
Indefeasible right of usage	1,543	1,391	-	-	-	-	(586)	2,348
Brand name	1,024	422	-	-	-	-	(235)	1,211
Customer base	2,581	619	-	-	-	-	(540)	2,660
Customs duty and VAT exemption right	25,462	9,946	-	-	8,669	-	(1,367)	42,710
Other	571	229	-	-	-	-	113	913
Total	2,000,145	225,946	(291)	(28,277)	61,846	1,483	(368,411)	1,892,441

Total intangible assets	1,709,311	(27,339)	(142)	(32,189)	(114,817)	4,171	(292,687)	1,246,308

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

14.	Intangible assets (continued)

Cost	Balance at 1 January 2012	Additions	Disposals	Transfers	Impairment	Effects of movements in exchange rates and hyperinflation	Balance at 31 December 2012
GSM and other telecommunication operating licenses	1,193,025	1,260	(3,386)	3,510	-	76,865	1,271,274
Computer software	1,817,545	41,949	(186)	147,613	-	106,424	2,113,345
Transmission lines	26,861	134	-	-	-	1,574	28,569
Central betting system operating right	5,024	642	-	-	-	300	5,966
Indefeasible right of usage	18,441	-	-	-	-	1,100	19,541
Brand name	3,727	-	-	-	-	222	3,949
Customer base	7,511	-	-	-	-	448	7,959
Customs duty and VAT exemption right	46,747	-	(55,052)	-	-	8,305	-
Goodwill	17,378	-	-	-	-	1,041	18,419
Other	2,490	-	-	-	-	256	2,746
Construction in progress	-	164,055	-	(162,316)	-	-	1,739
Total	3,138,749	208,040	(58,624)	(11,193)	-	196,535	3,473,507

Accumulated amortization
GSM and other telecommunication operating licenses	501,130	57,501	(3,386)	-	1,064	36,271	592,580
Computer software	1,314,571	156,601	(109)	(6,533)	1,359	79,086	1,544,975
Transmission lines	23,497	1,032	-	-	-	1,275	25,804
Central betting system operating right	3,401	295	-	-	-	293	3,989
Indefeasible right of usage	2,348	1,297	-	-	-	140	3,785
Brand name	1,211	393	-	-	-	74	1,678
Customer base	2,660	634	-	-	-	161	3,455
Customs duty and VAT exemption right	42,710	2,199	(55,052)	-	3,282	6,861	-
Other	913	187	-	-	-	24	1,124
Total	1,892,441	220,139	(58,547)	(6,533)	5,705	124,185	2,177,390

Total intangible assets	1,246,308	(12,099)	(77)	(4,660)	(5,705)	72,273	1,296,117

Amortization expenses on intangible assets other than goodwill for the years ended 31 December 2012, 2011 and 2010 are $225,844, $287,792, and $241,839 respectively including impairment losses and recognized in direct cost of revenues.

Computer software includes internally generated capitalized software development costs that meet the definition of an intangible asset. The amount of internally generated capitalized cost is $37,917 for the year ended 31 December 2012 (31 December 2011: $26,966).

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

15.	Investments in equity accounted investees

The Group’s share of profit in its equity accounted investees for the years ended 31 December 2012, 2011 and 2010 are $121,733, $136,907 and $122,839, respectively. Summary financial information for equity accounted investees adjusted for the accounting policy differences for the same events under similar circumstances and not adjusted for the percentage ownership held by the Group is as follows:

	Ownership	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Non-controlling interest	Equity attributable to parent	Total liabilities and equity
31 December 2012
Fintur (associate)	41.45%	326,847	1,807,926	2,134,773	613,688	854,288	289,984	376,813	2,134,773
A-Tel (joint venture)*	50.00%	57,714	-	57,714	126	4,475	-	53,113	57,714
		384,561	1,807,926	2,192,487	613,814	858,763	289,984	429,926	2,192,487

31 December 2011
Fintur (associate)	41.45%	491,192	1,735,797	2,226,989	232,965	825,240	472,749	696,035	2,226,989
A-Tel (joint venture)*	50.00%	34,305	108,499	142,804	2,821	28,287	-	111,696	142,804
		525,497	1,844,296	2,369,793	235,786	853,527	472,749	807,731	2,369,793

	Revenues	Direct cost of revenues	Profit/Loss
2012
Fintur	2,027,320	(882,142)	344,016
A-Tel	27,234	(36,600)	23,400
	2,054,554	(918,742)	367,416
2011
Fintur	1,957,904	(802,953)	398,688
A-Tel	56,512	(53,063)	(31,777)
	2,014,416	(856,016)	366,911
2010
Fintur	1,791,725	(692,757)	369,516
A-Tel	63,235	(56,683)	2,923
	1,854,960	(749,440)	372,439

* Figures mentioned in the above table include fair value adjustments that arose during acquisition of A-Tel.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

15.	Investments in equity accounted investees (continued)

The Company’s investment in Fintur Holdings BV (“Fintur”) and A-Tel amounts to $230,374 and $26,557 respectively as at 31 December 2012 (31 December 2011: $358,544 and $55,848).

In 2012, Fintur has decided to distribute dividend amounting to $598,000 (31 December 2011: $159,000). The Company reduced the carrying value of investments in Fintur by the cash collected dividend of $247,871 (31 December 2011: $65,906).

In April 2008, the privatization of the Republic of Azerbaijan’s 35.7% ownership in Azercell Telecom B.M. (“Azercell”), a 51% owned consolidated subsidiary of Fintur, was completed. The non-controlling shareholders in Azercell acquired the 35.7% shares of Republic of Azerbaijan increasing their effective ownership in Azercell to 49%. At the same time, the non-controlling shareholders in Azertel increased their ownership to 49%. Fintur’s effective ownership in Azercell therefore remained at 51%. One of the non-controlling shareholders was also granted a put option, giving the shareholder the right to sell its 42.2% stake to Fintur at fair value in certain deadlock situations regarding significant decisions at the General Assembly. Fintur has initially accounted for the present value of the estimated option redemption amount as a provision and derecognized the non-controlling interest. The difference between the present value of the estimated option redemption amount and the derecognized non-controlling interest amounting to $819,389 is accounted under equity, in accordance with the Group’s accounting policy.

During November 2012 and March 2011 at the General Assembly meeting of A-Tel, it has been decided to distribute dividends amounting to TL 13,904 (equivalent to $7,800 as at 31 December 2012) and TL 26,982 (equivalent to $15,136 as at 31 December 2012), respectively. The Company reduced the carrying value of its investments in A-Tel by its dividend portion of TL 6,952 (equivalent to $3,900 as at 31 December 2012) and TL 13,491 (equivalent to $7,568 as at 31 December 2012) as at 31 December 2012 and 31 December 2011, respectively.

Since the service provider and distribution agreement with A-Tel was annulled via notification dated 31 January 2012 which was effective from 1 August 2012, the carrying amount of A-Tel in the consolidated financial statements is decreased to the Company’s share on the net assets of A-Tel as at 31 December 2012 and an impairment loss of $40,250 is recognized in other expenses in the consolidated statement of comprehensive income for the year ended 31 December 2012. Additionally based on the management opinion, the Company accrued a provision before tax effect amounting to $19,299.

Furthermore SDIF, holding 50% shares of A-Tel, filed a lawsuit as detailed in Note 33 “Dispute on termination of agreements with A-Tel”. Lawsuit is pending.

In consolidated financial statements for the year ended 31 December 2011, independent appraisal was obtained for fair value to determine recoverable amounts for A-Tel, the recoverable amounts based on the value in use of cash generating units is lower than the carrying amount of cash-generating units of A-Tel, an impairment loss of $15,655 was recognized. The impairment loss was decreased from the carrying value of the asset and has been included in other expense of statement of comprehensive income.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

16.	Other investments

Non-current investments:

		2012		2011
	Country of incorporation	Ownership (%)	Carrying Amount	Ownership (%)	Carrying Amount
Aks Televizyon Reklamcilik ve Filmcilik Sanayi ve Ticaret AS (“Aks TV”)	Turkey	4.57	13,555	4.57	12,792

T Medya Yatirim Sanayi ve Ticaret AS (“T-Medya”)	Turkey	4.52	10,359	4.52	9,776

			23,914		22,568

On 2 February 2010, SDIF notified that lien was laid on “priority right to purchase back” regarding the shares of Aks TV of which 6.24% were held by Turktell Bilişim Hizmetleri AS. In case that, those shares are sold to third parties other than Cukurova Group, SDIF has the right to exercise its priority right to purchase back and the purchase price will be determined within the context of the past agreements signed between previous owners and Cukurova Group. On 14 March 2011, at Aks TV’s General Assembly Meeting, it has been decided to increase the share capital of Aks TV. However, the Group did not participate in the capital contribution, accordingly the ownership of the Group in Aks TV decreased to 4.57%.

Following the change in ownership ratio of the Group by not participating in capital contribution movements, a valuation study was performed by an independent valuation firm as of 30 June 2011. Based on the impairment analysis performed, the carrying value of Aks TV has been reduced by $3,229. As of 31 December 2011, the year-end impairment analysis was performed by an independent valuation firm and carrying value of Aks TV has been further reduced by $1,907. The impairment losses was included in other expense of statement of comprehensive income.

As at 31 December 2012, a valuation study performed by an independent valuation firm and no impairment has been recognized for Aks TV.

On 12 December 2012, at T-Medya’s Extraordinary General Assembly meeting it has been decided to increase the share capital of T-Medya. However, the Group decided not to participate in the capital contribution by the Board of Directors decision dated 11 January 2013, accordingly the ownership of the Group in T-Medya will decrease to 3.54% in 2013.

There is no active market available for T-Medya and the Company measures this investment at cost. Based on the valuation study performed by an independent valuation firm, no impairment has been identified for T-Medya as of 31 December 2012.

	2012	2011
Securities
Corporate debt securities – held-to-maturity	5,155	-

As at 31 December 2012, corporate debt securities classified as held-to-maturity investments with a carrying amount of $5,155 (31 December 2011: nil) have effective interest rates of 8.63% to 11.84% and matures in 2014.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

16.	Other investments (continued)

Current investments:

	2012	2011
Corporate debt securities – held-to-maturity	22,205	-
Deposits maturing after 3 months or more	-	844,982
	22,205	844,982

As at 31 December 2012, corporate debt securities classified as held-to-maturity investments with a carrying amount of $22,205 (2011: nil) have effective interest rates of 8.80% to 10.0% and matures in 2013.

As at 31 December 2012, the Company does not have any time deposits maturing after 3 months or more. As at 31 December 2011, TL denominated time deposits maturing after 3 months or more amounting to $689,831 have stated effective interest rate of 12.2%, USD denominated time deposits maturing after 3 months or more amounting to $154,500 have stated effective interest rate of 5.4% and BYR denominated time deposits maturing after 3 months or more amounting to $651 have stated effective interest rate of 46.1%.

The Group’s exposure to credit, currency and interest rate risks related to other investments is disclosed in Note 30.

17.	Other non-current assets

	2012	2011
VAT receivable	81,774	63,803
Prepaid expenses	27,689	38,716
Deposits and guarantees given	7,173	6,840
Receivables from Tax Office	3,689	12,995
Advances given for fixed assets	2,846	1,014
Others	2,128	2,021
	125,299	125,389

18.	Deferred tax assets and liabilities

Unrecognized deferred tax liabilities

At 31 December 2012, a deferred tax liability of $25,517 (31 December 2011: $15,838) for temporary differences of $127,584 (31 December 2011: $79,190) related to investments in subsidiaries was not recognized because the Company controls whether the liability will be incurred and it is satisfied that it will not be incurred in the foreseeable future.

Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following items:

	2012	2011
Deductible temporary differences	169,564	162,903
Tax losses	102,242	115,798
Total unrecognized deferred tax assets	271,806	278,701

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

18.	Deferred tax assets and liabilities (continued)

Unrecognized deferred tax assets (continued)

The deductible temporary differences do not expire under current tax legislation. Turkish tax legislation does not allow companies to file tax returns on a consolidated basis. Therefore, deferred tax assets have not been recognized in respect of these items resulting from certain consolidated subsidiaries because it is not probable that future taxable profit will be available against which the Group can utilize the benefits therefrom.

As at 31 December 2012, expiration of tax losses is as follows:

Year Originated	Amount	Expiration Date
2008	41,686	2013
2009	30,556	2014
2010	41,654	2015
2011	74,934	2016
2012	15,447	2017
	204,277

As at 31 December 2012, tax losses which will be carried indefinitely are amounting to $340,840 (31 December 2011: $295,358).

Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities as at 31 December 2012 and 2011 are attributable to the following:

	Assets		Liabilities		Net
	2012	2011	2012	2011	2012	2011
Property, plant & equipment and intangible assets	(4,683)	555	(110,435)	(104,481)	(115,118)	(103,926)
Investment	-	-	(13,995)	(22,290)	(13,995)	(22,290)
Provisions	13,070	24,127	-	-	13,070	24,127
Trade and other payables	3,476	436	38,729	(23,827)	42,205	(23,391)
Tax credit carry forwards (Investment tax credit)	13,368	-	-	-	13,368	-
Other items	32,506	62,078	(1,382)	(686)	31,124	61,392
Tax assets / (liabilities)	57,737	87,196	(87,083)	(151,284)	(29,346)	(64,088)
Net off of tax	(42,914)	(83,910)	42,914	83,910	-	-
Net tax assets / (liabilities)	14,823	3,286	(44,169)	(67,374)	(29,346)	(64,088)

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

18.	Deferred tax assets and liabilities (continued)

Movement in temporary differences as at 31 December 2012 and 2011

	Balance at 1 January 2011	Recognized in the statement of income	Recognized in other comprehensive income	Effect of movements in exchange rates	Balance at 31 December 2011

Property, plant & equipment and intangible assets	(151,846)	16,801	-	31,119	(103,926)
Investment	(15,096)	(4,488)	(4,430)	1,724	(22,290)
Provisions	28,423	704	-	(5,000)	24,127
Trade and other payables	23,444	(34,716)	-	(12,119)	(23,391)
Other items	24,846	33,474	-	3,072	61,392
Total	(90,229)	11,775	(4,430)	18,796	(64,088)

	Balance at 1 January 2012	Recognized in the statement of income	Recognized in other comprehensive income	Effect of movements in exchange rates	Balance at 31 December 2012

Property, plant & equipment and intangible assets	(103,926)	(16,865)	-	5,673	(115,118)
Investment	(22,290)	7,438	2,145	(1,288)	(13,995)
Provisions	24,127	(12,425)	-	1,368	13,070
Trade and other payables	(23,391)	66,614	-	(1,018)	42,205
Tax credit carry forward	-	13,293	-	75	13,368
Other items	61,392	(34,693)	960	3,465	31,124
Total	(64,088)	23,362	3,105	8,275	(29,346)

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

19.	Trade receivables and accrued income

	2012	2011
Accrued service income	638,687	409,562
Receivables from subscribers	484,294	379,881
Accounts and checks receivable	86,026	52,938
	1,209,007	842,381

Trade receivables are shown net of allowance for doubtful debts amounting to $388,744 as at 31 December 2012 (31 December 2011: $322,940). The impairment loss recognized for the years ended 31 December 2012, 2011 and 2010 are $63,085, $34,583 and $117,362, respectively.

Letters of guarantee received with respect to the accounts and checks receivable are amounted to $76,469 and $98,086 as at 31 December 2012 and 2011, respectively.

The accrued service income represents revenues accrued for subscriber calls (air-time) and contracted receivables related to handset campaigns, which have not been billed and will be billed within one year. Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenues for rendered but not yet billed. Contracted receivables related to handset campaigns, which will be invoiced after one year is presented under non-current trade receivables amounting to $216,149 (31 December 2011: $113,327).

The Group’s exposure to credit and currency risks and impairment losses related to trade receivables are disclosed in Note 30.

20.	Other current assets

	2012	2011
Prepaid expenses	100,600	83,054
Restricted cash	55,078	6,369
Prepayment for subscriber acquisition cost	20,662	6,720
Special communication tax to be collected from subscribers	18,423	19,853
Interest income accruals	12,269	19,990
Advances to suppliers	13,078	10,263
Receivables from Tax Office	10,187	-
Credit card receivables for contracted campaigns	9,309	19,952
VAT receivable	6,944	5,022
Receivables from personnel	3,194	3,776
Other	20,161	23,459
	269,905	198,458

As at 31 December 2012, restricted cash mainly represents amounts deposited at banks as guarantees in connection with dispute with the Competition Board regarding business practices with the distributors as detailed in Note 33 and the loan utilized by Azerinteltek which will mature in 12 months.

Subscriber acquisition costs are subsidies paid to dealers for engaging a fixed term contract with the subscriber that require a minimum consideration.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

21.	Cash and cash equivalents

	2012	2011
Cash in hand	148	124
Cheques received	380	168
Banks	3,924,203	2,507,028
-Demand deposits	245,551	154,228
-Time deposits	3,678,652	2,352,800
Bonds and bills	1,484	1,209
Cash and cash equivalents	3,926,215	2,508,529
Bank overdrafts	-	(1,084)
Cash and cash equivalents in the statement of cash flows	3,926,215	2,507,445

As at 31 December 2012, cash and cash equivalents deposited in banks that are owned and/or controlled by Cukurova Group, a significant shareholder of the Company is amounting to $0.055 (31 December 2011: $0.036).

As at 31 December 2012, the average maturity of time deposits is 81 days (31 December 2011: 83 days).

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities are disclosed in Note 30.

22.	Capital and reserves

Share capital

As at 31 December 2012, common stock represented 2,200,000,000 (31 December 2011: 2,200,000,000) authorized, issued and fully paid shares with a par value of TL 1 each. In accordance with the Law No. 5083 with respect to TL, on 9 May 2005, par value of each share is registered to be one TL.

In connection with the redenomination of the TL and as per the related amendments of Turkish Commercial Code, in order to increase the nominal value of the shares to TL 1, 1,000 units of shares, each having a nominal value of TL 0.001 shall be merged and each unit of share having a nominal value of TL 1 shall be issued to represent such shares. The Company is still in the process of merging 1,000 existing ordinary shares, each having a nominal value of TL 0.001 to one ordinary share having a nominal value of TL 1 each. After the share merger which appears as a provisional article in the Articles of Association to convert the value of each share with a nominal value of TL 0.001 to TL 1, all shares will have a value of TL 1. Although the merger process has not been finalized, the practical application is to state each share having a nominal value of TL 1 which is consented by Capital Markets Board of Turkey (“CMB”). Accordingly, number of shares data is adjusted for the effect of this merger.

The holders of shares are entitled to receive dividends as declared and are entitled to one vote per share at meetings of the Company.

As at 31 December 2012, total number of pledged shares hold by various institutions is 995,509 (31 December 2011: 1,132,709).

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Capital and reserves (continued)

Capital contribution

Capital contribution comprises the contributed assets and certain liabilities that the government settled on behalf of the Group that do not meet the definition of a government grant which the government is acting in its capacity as a shareholder.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign and domestic operations from their functional currencies to presentation currency of USD.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or the asset is impaired.

Legal reserve

Under the Turkish Commercial Code, Turkish companies are required to set aside first and second level legal reserves out of their profits. First level legal reserves are set aside 5% of the distributable income per statutory accounts each year. The ceiling on the first legal reserves is 20% of the paid-up capital. The reserve requirement ends when the 20% of paid-up capital level has been reached. Second legal reserves correspond to 10% of profits actually distributed after the deduction of the first legal reserves and the minimum obligatory dividend pay-out (5% of the paid-up capital). There is no ceiling for second legal reserves and they are accumulated every year.

Cash flow hedging reserve

The cash flow hedging reserve represents the cumulative effective portion of gains or losses arising on changes in fair value of hedging instruments entered into for cash flow hedges. The cumulative gain or loss arising on changes in fair value of the hedging instruments that are recognized and accumulated under the heading of cash flow hedging reserve will be reclassified to profit or loss only when the hedged transaction affects the profit or loss, or included as a basis adjustment to the non-financial hedged item, consistent with the relevant accounting policy.

Reserve for non-controlling interest put option liability

The reserve for non-controlling interest put option liability includes the difference between the put option liability granted to the non-controlling shareholders in existing subsidiaries recognized and the amount of non-controlling interest derecognized.  Since the current option relates to the business combinations before 1 January 2009, subsequent changes in the fair value of the put option liability other than unwind of discount and associated foreign exchange gains and losses are also recognized in this reserve.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Capital and reserves (continued)

Dividends

The Company has adopted a dividend policy, which is set out in its corporate governance guidance. As adopted, the Company’s general dividend policy is to pay dividends to shareholders with due regard to trends in the Company’s operating performance, financial condition and other factors.

The Board of Directors intends to distribute cash dividends in an amount of not less than 50% of the Company’s lower of distributable profit based on the financial statements prepared in accordance with the accounting principles accepted by the CMB or statutory records, for each fiscal year starting with profits for fiscal year 2004. However, the payment of dividends will still be subject to cash flow requirements of the Company, compliance with Turkish law and the approval of and amendment by the Board of Directors and the General Assembly of Shareholders.

On 23 March 2011, the Company’s Board of Directors has proposed a dividend distribution for the year ended 31 December 2010 amounting to TL 1,328,697 (equivalent to $745,370 as at 31 December 2012), which represented 75% of distributable income. This represents a net cash dividend of full TL 0.6039532 (equivalent to full $0.34 as at 31 December 2012) per share. This dividend proposal was discussed but not approved at the Ordinary General Assembly of Shareholders held on 21 April 2011 and the Extraordinary General Assemblies of Shareholders held on 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the dividend proposal could not be presented for approval.

	2011		2010
	TL	USD*	TL	USD**

Cash dividends	1,329,697	745,370	859,259	573,451

*USD equivalents of dividend is computed by using the Central Bank of the Republic of Turkey’s TL/USD exchange rate on 31 December 2012.

** USD equivalents of dividends are computed by using the Central Bank of the Republic of Turkey’s TL/USD exchange rate on 29 April 2010 which is the date that the General Assembly of Shareholders approved the dividend distribution, respectively.

In the Ordinary General Assemblies of Shareholders Meeting of Inteltek Internet Teknoloji Yatirim ve Danismanlik AS (“Inteltek”) held on 4 April 2012 and 6 April 2011, it has been decided to distribute dividends amounting to TL 34,061 (equivalent to $19,107 as at 31 December 2012) and TL 16,744 (equivalent to $9,393 as at 31 December 2012), respectively. The dividends were paid on 3 May 2012 and 2 May 2011, respectively.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

23.	Earnings per share

The calculations of basic and diluted earnings per share as at 31 December 2012 were based on the profit attributable to ordinary shareholders for the years ended 31 December 2012, 2011 and 2010 of $1,158,835, $751,709 and $1,170,176 respectively and a weighted average number of shares outstanding during the years ended 31 December 2012, 2011 and 2010 of 2,200,000,000 calculated as follows:

	2012	2011	2010
Numerator:
Net profit for the period attributed to owners	1,158,835	751,709	1,170,176

Denominator:
Weighted average number of shares	2,200,000,000	2,200,000,000	2,200,000,000

Basic and diluted earnings per share	0.53	0.34	0.53

24.	Other non-current liabilities

	2012	2011
Consideration payable in relation to acquisition of BeST	76,413	60,180
Deposits and guarantees taken from agents	17,465	16,803
Payables to other suppliers	14,654	1,149
Financial liability in relation to put option	-	10,094
Other	9,356	4,443
	117,888	92,669

Consideration payable in relation to the acquisition of Belarusian Telecom represents the present value of the long-term deferred payment to the seller. Payment of $100,000 is contingent on the financial performance of Belarusian Telecom, and based on management’s estimations, expected to be paid during the first quarter of 2020 (31 December 2011: the first quarter of 2020). The present value of the contingent consideration is $76,413 as at 31 December 2012 (31 December 2011: $60,180).

Non-controlling shareholders in Belarusian Telecom were granted a put option, giving the shareholders the right to sell their entire stake to Beltel Telekomunikasyon Hizmetleri AS (“Beltel”) at the fair value on exercise date of put option, 31 August 2013. The fair value is determined as the simple average of the values derived from the income approach (discounted cash flows) and market approach (comparable market multiples) in accordance with the agreement between the parties. As of 31 December 2012, the Company management estimated the fair value as nil based on the valuation work performed by an independent valuation firm (31 December 2011: $10,094).

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

25.	Loans and borrowings

This note provides information about the contractual terms of the Group’s interest-bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk and payment schedule for interest bearing loans, see Note 30.

	2012	2011
Non-current liabilities
Unsecured bank loans	595,763	1,030,081
Secured bank loans	5,937	9,557
Finance lease liabilities	17,496	17,742
	619,196	1,057,380
Current liabilities
Current portion of unsecured bank loans	645,830	589,251
Unsecured bank facility	414,903	210,996
Current portion of secured bank loans	18,783	1,895
Secured bank facility	3,514	6,414
Current portion of finance lease liabilities	2,940	2,149
Option contracts not used for hedging	-	380
Option contracts used for hedging	1,477	868
	1,087,447	811,953

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

25.	Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

				31 December 2012			31 December 2011
	Currency	Year of maturity	Interest rate type	Nominal interest rate	Face value	Carrying amount	Nominal interest rate	Face value	Carrying amount

Unsecured bank loans	USD	2013-2018	Floating	Libor+1.35%-3.75%	953,897	955,003	Libor+1.35%-4.60%	1,314,680	1,318,799
Unsecured bank loans	USD	2013-2016	Fixed	2.24%-8.0%	596,238	598,484	2.24%-8.0%	493,979	486,370
Unsecured bank loans	TL	2014-2015	Fixed	8.75%-10%	102,210	103,009	15.00%	5,479	5,479
Unsecured bank loans	EUR	2013	Floating	-	-	-	Libor+2.65%-3.465%	19,358	19,680
Secured bank loans*	EUR	2013	Floating	Libor+3.465%	15,820	17,086	Libor+3.465%	2,578	2,634
Secured bank loans**	BYR	2020	Fixed	12%-16%	6,010	7,634	12%-16%	6,939	8,818
Secured bank loans	USD	2013	Fixed	4.3%	3,500	3,514	5.00%	6,300	6,414
Finance lease liabilities	EUR	2013-2024	Fixed	3.35%	22,577	18,407	3.35%	22,345	17,623
Finance lease liabilities	USD	2013-2015	Fixed	0.68%-7.3%	2,047	1,970	4.64%-7.0%	2,116	2,108
Finance lease liabilities	TL	2013-2014	Fixed	10.24%	63	59	10.24%	160	160
					1,702,362	1,705,166		1,873,934	1,868,085

(*)	Secured by System Capital Management Limited (SCM).
(**)	Secured by Republic of Belarus Government.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

25.	Loans and borrowings (continued)

As of 1 February 2012, Astelit had debt repayments related to Euroasia Loan in the amount of $150,165 and to Financell Loans in the amount of $172,799. Since June 2011, Astelit has not met the payment obligations, which were waived until 1 February 2012. Since that date, the Board of Directors of the Company has not acted to approve or reached a consensus for the extension of repayment dates. As a result, Astelit was unable to meet its repayment obligations in relation to Euroasia and Financell Loans totaling $322,964 and defaulted on its loan agreements (As of 31 December 2012, Astelit’s unmet obligations under its loans to Financell and Euroasia Telecommunications Holding BV (“ETH”) has reached a total of $488,781). As a consequence of Astelit’s default, cross default clauses have been triggered on five loan agreements totaling $553,886 (currently decreased to $304,127 following the Company’s $150,000 guarantee payment and other principle payments) and waivers were obtained for the aforementioned loans before 31 December 2012. In the context of guarantees, Financell has pledges on shares and all assets of Astelit including bank accounts. Additionally, Financell has a second priority pledge on Euroasia shares held by System Capital Management Limited together with a guarantee and indemnity given by System Capital Management Limited. Financell has rights to commence enforcement of pledges and guarantee under certain conditions.

In the same vein, Euroasia, a Group company that is a 100% shareholder of Astelit, which had previously borrowed $150,000 to finance Astelit, also defaulted on its loan on 30 March 2012. As a guarantor, the Company paid $150,000 to related banks on 6 April 2012. In relation to the guarantee agreement, a first priority pledge on Euroasia shares held by System Capital Management Limited has been established in favor of the Company. Upon payment of the guaranteed amount, the Company has the right to commence enforcement of this pledge on the Euroasia shares under certain conditions. As a consequence of Euroasia’s default, cross default clauses have been triggered on four loan agreements (the same ones referenced above) currently totaling $304,127. In this respect, the aforementioned borrowings were presented in the current liabilities in the statement of financial position as of 31 March 2012 and 30 June 2012. Since waivers for these defaults including any future non-payments of Astelit were received on 25 July 2012, these borrowings are classified according to maturities of borrowing agreements in the statement of financial position as of 31 December 2012.

With respect to the amounts due to Financell, the Board of Directors of the Company decided to extend a guarantee to Financell in order to perform its obligations with respect to the loans granted by the banks for providing Group financing. The guarantee will be up to $410,650 principle amount plus interest and any other costs, expenses and fees that may accrue. This guarantee includes the debt repayments of $172,799 due under the loan agreements signed between Astelit and Financell, and of the loans that Financell granted to Astelit which have not yet fallen due.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

25.	Loans and borrowings (continued)

Finance lease liabilities are payable as follows:

	31 December 2012			31 December 2011
	Future minimum lease payments	Interest	Present value of minimum lease payments	Future minimum lease payments	Interest	Present value of minimum lease payments

Less than one year	3,606	666	2,940	2,785	636	2,149
More than one year	21,081	3,585	17,496	21,836	4,094	17,742
	24,687	4,251	20,436	24,621	4,730	19,891

The financial lease liabilities mainly consist of the acquired indefeasible right of use in relation to BOTAS agreement as explained in Note 14 and the carrying amount regarding this lease liability is $18,407 as of 31 December 2012.

26.	Employee benefits

International Accounting Standard No. 19 (“IAS 19”) “Employee Benefits” requires actuarial valuation methods to be developed to estimate the enterprise’s obligation under defined benefit plans. As detailed in Note 28, such actuarial gains/losses are recognized within other comprehensive income starting from 31 December 2012. The liability for this retirement pay obligation is recorded in the accompanying consolidated financial statements at its present value using a discount rate between 2.02% and 2.29% depending on the expected payout date (31 December 2011: between 4.4% and 5.1%).

Movement in the reserve for employee termination benefits as at 31 December 2012 and 2011 are as follows:

	2012	2011
Opening balance	28,259	29,742
Provision set/reversed during the period	15,949	11,483
Actuarial (loss)/gain	4,911	182
Payments made during the period	(10,158)	(7,874)
Unwind of discount	837	1,032
Acquisitions through business combination	-	39
Effect of change in foreign exchange rate	1,654	(6,345)
Closing balance	41,452	28,259

Obligations for contributions to defined contribution plans are recognized as an expense in the consolidated statement of income as incurred. The Group incurred $12,036, $9,054 and $5,243 in relation to defined contribution retirement plan for the years ended 31 December 2012, 2011 and 2010, respectively.

As detailed in Note 2, actuarial losses amounting to $4,911 has been reflected to other comprehensive income for the year ended 31 December 2012. Total charge for the employee termination benefits for the year ended 31 December 2011 is included in the statement of income.

The liability is not funded, as there is no funding requirement.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

27.	Deferred income

Deferred income primarily consists of right of use sold but not used by prepaid subscribers and it is classified as current as at 31 December 2012. The amount of deferred income is $91,166 and $118,376 as at 31 December 2012 and 2011, respectively.

28.	Provisions

Non-current provisions:

	Legal	Obligations for dismantling, removing and site restoration	Other	Total
Balance at 1 January 2011	722	55,643	690	57,055
Provision made/used during the year	447	9,256	172	9,875
Unwind of discount	-	2,657	-	2,657
Acquisitions through business combination	-	-	-	-
Effect of change in foreign exchange rate	(184)	(11,039)	(145)	(11,368)
Balance at 31 December 2011	985	56,517	717	58,219
	Legal	Obligations for dismantling, removing and site restoration	Other	Total
Balance at 1 January 2012	985	56,517	717	58,219
Provision made/used during the year	3,668	4,370	(756)	7,282
Transfer (*)	77,031	-	-	77,031
Unwind of discount	1,994	2,211	-	4,205
Effect of change in foreign exchange rate	86	2,032	39	2,157
Balance at 31 December 2012	83,764	65,130	-	148,894

Legal provisions are set for the probable cash outflows related to legal disputes.

* Group management concluded that no cash out flow is expected within 12 months period in relation to dispute for Carrying International Voice Traffic considering the current progress of the litigation and presented the provision within non-current liabilities in the consolidated financial statements as at 31 December 2012.

The Group is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to best estimate of future expected payments discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability.

The above mentioned additions to obligations for dismantling, removing and site restoration during the period are non-cash transactions recorded against property, plant and equipment.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

28.	Provisions (continued)

Current provisions:

	Legal	Bonus	Total
Balance at 1 January 2011	111,153	42,659	153,812
Provision made/(reversed) during the year	73,765	48,562	122,327
Provisions used during the year	(86,602)	(39,498)	(126,100)
Unwind of discount	2,528	1,081	3,609
Acquisitions through business combination	-	189	189
Effect of change in foreign exchange rate	(18,982)	(8,934)	(27,916)
Balance at 31 December 2011	81,862	44,059	125,921

	Legal	Bonus	Total
Balance at 1 January 2012	81,862	44,059	125,921
Provision made/(reversed) during the year	30,329	52,622	82,951
Provisions used during the year	(9,193)	(45,903)	(55,096)
Unwind of discount	144	3,087	3,231
Transfer (*)	(77,031)	-	(77,031)
Effect of change in foreign exchange rate	4,902	2,254	7,156
Balance at 31 December 2012	31,013	56,119	87,132

Legal provisions are set for the probable cash outflows related to legal disputes. In Note 33, under legal proceedings section, detailed explanations are given with respect to legal provisions.

The bonus provision totaling to $56,119 comprises mainly the provision for the year ended 31 December 2012 and is planned to be paid in March 2013.

29.	Trade and other payables

The breakdown of trade and other payables as at 31 December 2012 and 2011 is as follows:

	2012	2011
Payables to other suppliers	487,632	398,732
Taxes and withholdings payable	191,523	189,016
License fee accrual	75,165	61,394
Selling and marketing expense accrual	61,752	51,252
Payables to Ericsson companies	24,547	117,043
ICTA share accrual	15,670	13,903
Roaming expense accrual	13,472	15,427
Interconnection payables	7,600	4,260
Interconnection accrual	4,010	4,745
Other	72,230	73,716
	953,601	929,488

Balances due to other suppliers are arising in the ordinary course of business.

Taxes and withholdings include VAT payable, special communications tax, frequency usage fees payable to ICTA and personnel income taxes.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

29.	Trade and other payables (continued)

In accordance with the license agreement, Turkcell pays 90% of the treasury share, which equals 15% of its gross revenue, to the Turkish Treasury and 10% of the treasury share as universal service fund to the Turkish Ministry.

Selling and marketing expense accrual is mainly resulted from services received from third parties related to marketing activities of the Group which are not yet invoiced.

Payables to Ericsson companies comprise due to Ericsson Turkey, Ericsson Sweden and Ericsson AB arising from fixed asset purchases, site preparation and other services.

Payables to interconnection suppliers arise from voice and SMS termination services rendered by other GSM operators. Interconnection accrual represents net balance of uninvoiced call termination services received from other operators and interconnection services rendered to other operators.

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in Note 30.

30.	Financial instruments

Credit risk

Exposure to credit risk:

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	Note	2012	2011
Due from related parties-non current	34	-	43
Other non-current assets*	17	3,695	20,235
Held-to-maturity	16	27,360	-
Due from related parties-current	34	7,414	43,215
Trade receivables and accrued income	19	1,425,156	955,962
Other current assets*	20	74,574	70,599
Cash and cash equivalents**	21	3,926,067	2,508,405
Time deposits maturing in 3 months or more	16	-	844,982
		5,464,266	4,443,441

* Non-financial instruments such as prepaid expenses and advances given are excluded from other current assets and other non-current assets.

** Cash on hand is excluded from cash and cash equivalents.

The maximum exposure to credit risk for trade receivables arising from sales transactions including those classified as due from related parties at the reporting date by type of customer is:

	2012	2011
Receivable from subscribers	1,297,268	848,428
Receivables from distributors and other operators	111,704	115,658
Other	23,598	12,368
	1,432,570	976,454

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

30.	Financial instruments (continued)

Credit risk (continued)

Exposure to credit risk: (continued)

The aging of trade receivables and due from related parties as at 31 December 2012 and 2011:

	2012	2011
Not past due	1,221,828	820,857
1-30 days past due	82,852	69,874
1-3 months past due	58,878	54,150
3-12 months past due	69,012	54,339
	1,432,570	999,220

Impairment losses

The movement in the allowance for impairment in respect of trade receivables and due from related parties as at 31 December 2012 and 2011 is as follows:

	2012	2011
Opening balance	327,435	376,808
Impairment loss recognized	62,431	31,361
Write-off	(15,857)	(6,776)
Acquisitions through business combination	-	784
Effect of change in foreign exchange rate	18,843	(74,742)
Closing balance	392,852	327,435

The impairment loss recognized of $62,431 for the year ended 31 December 2012 relates to its estimate of incurred losses in respect of trade receivables and due from related parties (31December2011: $31,361).

The allowance accounts in respect of trade receivables and due from related parties is used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible; at that point the amount considered irrecoverable and is written off against the trade receivables and due from related parties directly.

Liquidity risk

Current cash debt coverage ratio as at 31 December 2012 and 2011 is as follows:

	2012	2011

Cash and cash equivalents	3,926,215	2,508,529
Current liabilities	2,351,493	2,063,295
Current cash debt coverage ratio	167%	122%

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

30.	Financial instruments (continued)

Liquidity risk (continued)

The following are the contractual maturities of financial liabilities, including estimated interest payments:

	31 December 2012							31 December 2011
	Carrying	Contractual	6 months	6-12	1-2	2-5	More than 5	Carrying	Contractual	6 months	6-12	1-2	2-5	More than 5
	Amount	cash flows	or less	Months	years	years	Years	Amount	cash flows	or less	months	years	years	Years
Non-derivative financial
Liabilities
Secured bank loans	28,234	(32,430)	(2,321)	(20,707)	(1,616)	(4,302)	(3,484)	17,866	(22,833)	(1,202)	(7,468)	(4,512)	(4,697)	(4,954)
Unsecured bank loans	1,656,496	(1,724,444)	(824,381)	(240,263)	(240,304)	(407,521)	(11,975)	1,830,328	(1,968,913)	(475,791)	(383,333)	(663,979)	(439,954)	(5,856)
Finance lease liabilities	20,436	(24,687)	(3,109)	(497)	(2,450)	(5,824)	(12,807)	19,891	(24,623)	(2,307)	(478)	(2,655)	(5,614)	(13,569)
Trade and other payables*	534,433	(538,275)	(523,621)	-	(10,183)	(4,471)	-	656,256	(663,749)	(663,749)	-
Bank overdraft	-	-	-	-	-	-	-	1,084	(1,084)	(1,084)	-	-	-	-
Due to related parties	55,614	(55,654)	(55,654)	-	-	-	-	14,582	(14,645)	(14,645)	-	-	-	-
Consideration payable in relation to acquisition of Belarusian Telecom	76,413	(100,000)	-	-	-	-	(100,000)	60,180	(100,000)	-	-	-	-	(100,000)
Financial liability in relation to put option	-	-	-	-	-	-	-	10,094	(11,850)	-	-	(11,850)	-	-
Derivative financial Liabilities
Option contract	1,477	(1,477)	(1,477)	-	-	-	-	1,248	(1,248)	(1,248)	-	-	-	-
TOTAL	2,373,103	(2,476,967)	(1,410,563)	(261,467)	(254,553)	(422,118)	(128,266)	2,611,529	(2,808,945)	(1,160,026)	(391,279)	(682,996)	(450,265)	(124,379)

* Advances taken, license fees, taxes and withholding payable are excluded from trade and other payables.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

30.	Financial instruments (continued)

Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts is as follows:

	31 December 2011
	USD	EUR
Foreign currency denominated assets
Other non-current assets	26	-
Other investments	154,500	-
Due from related parties-current	8,580	3,820
Trade receivables and accrued income	52,422	39,141
Other current assets	6,861	1,153
Cash and cash equivalents	893,477	3,833
	1,115,866	47,947
Foreign currency denominated liabilities
Loans and borrowings-non current	(1,060,159)	(28,015)
Other non-current liabilities	(138,497)	-
Loans and borrowings-current	(660,290)	(1,211)
Trade and other payables	(154,869)	(48,168)
Due to related parties	(1,137)	(478)
	(2,014,952)	(77,872)
Net exposure	(899,086)	(29,925)

	31 December 2012
	USD	EUR
Foreign currency denominated assets
Due from related parties-current	2,161	99
Trade receivables and accrued income	21,972	36,643
Other current assets	9,468	1,814
Cash and cash equivalents	1,039,442	1,174
	1,073,043	39,730
Foreign currency denominated liabilities
Loans and borrowings-non current	(522,323)	(15,327)
Other non-current liabilities	(90,986)	-
Loans and borrowings-current	(727,659)	(13,778)
Trade and other payables	(154,054)	(19,963)
Due to related parties	(717)	(198)
	(1,495,739)	(49,266)
Net exposure	(422,696)	(9,536)

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

30.	Financial instruments (continued)

Exposure to currency risk (continued)

The following significant exchange rates are applied during the period:

	Average Rate		Reporting Date	Closing Rate
	31 December	31 December	31 December	31 December
	2012	2011	2012	2011

USD/TL	1.7913	1.6698	1.7826	1.8889
EUR/TL	2.3119	2.3343	2.3517	2.4438
USD/BYR	8,325.8	5,038.2	8,570.0	8,350.0
USD/HRV	7.9912	7.9663	7.9930	7.9898

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies. The analysis excludes net foreign currency investments.

10% strengthening of the TL, HRV, BYR against the following currencies as at 31 December 2012 and 2011 would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	2012	2011

USD	42,270	89,909
EUR	1,258	3,872

10% weakening of the TL, HRV, BYR against the following currencies as at 31 December 2012 and 2011 would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	2012	2011

USD	(42,270)	(89,909)
EUR	(1,258)	(3,872)

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

30.	Financial instruments (continued)

Interest rate risk

As at 31 December 2012 and 2011 the interest rate profile of the Group’s interest-bearing financial instruments was:

		31 December 2012		31 December 2011
		Effective	Carrying	Effective	Carrying
		Interest		interest
	Note	Rate	Amount	rate	Amount
Fixed rate instruments
Time deposits	21
USD		3.3%	1,036,748	5.4%	899,318
EUR		1.3%	2,639	4.7%	2,805
TL		8.3%	2,630,214	12.3%	1,450,629
Other		2.0%	9,051	60.0%	48
Time deposits maturing after 3 months or more	16
USD		-	-	5.4%	154,500
BYR		-	-	46.1%	651
TL		-	-	12.2%	689,831
Held-to-maturity securities	16
Corporate securities TL		9.7%	22,769	-	-
Finance lease obligations	25
USD		3.9%	(1,970)	6.8%	(2,108)
EUR		3.4%	(18,407)	3.4%	(17,623)
TL		10.2%	(59)	10.2%	(160)
Unsecured bank loans	25
USD fixed rate loans		4.3%	(598,484)	4.6%	(486,370)
TL fixed rate loans		10.0%	(103,009)	15.00%	(5,479)
Secured bank loans	25
BYR fixed rate loans		10.9%	(7,634)	10.9%	(8,818)
USD fixed rate loans		4.3%	(3,514)	5.0%	(6,414)
Restricted cash	20
TL		5.0%	51,578	-	-
USD		3.95%	3,500	4.95%	6,369
Variable rate instruments
Held-to-maturity securities	16
Corporate securities TL		11.8%	4,591	-	-
Secured bank loans	25
EUR floating rate loans		7.81%	(17,086)	7.9%	(2,634)
Unsecured bank loans	25
USD floating rate loans		3.4%	(955,003)	3.8%	(1,318,799)
EUR floating rate loans		-	-	6.6%	(19,680)

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

30.	Financial instruments (continued)

Sensitivity analysis

Fair value sensitivity analysis for fixed rate instruments:

As at 31 December 2012, the Company did not have any time deposits maturing after 3 months or more, with a designated fair value through profit or loss.

A change of 1% in interest rates for time deposits maturing after 3 months or more would have increased/(decreased) profit or loss by $2,213 as of 31 December 2011.

Cash flow sensitivity analysis for variable rate instruments:

A change of 100 basis points in interest rates as at 31 December 2012 would have increased/(decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant. The analysis is performed on the same basis as at 31 December 2012 and 2011.

	Profit or loss		Equity
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
31 December 2012
Variable rate instruments	(4,786)	4,786	-	-
Cash flow sensitivity (net)	(4,786)	4,786	-	-
31 December 2011
Variable rate instruments	(10,529)	10,529	-	-
Cash flow sensitivity (net)	(10,529)	10,529	-	-

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

30.	Financial instruments (continued)

Fair values

The fair values of financial assets and liabilities together with the carrying amounts shown in the statement of financial position are as follows:

		31 December 2012		31 December 2011
		Carrying	Fair	Carrying	Fair
	Note	Amount	Value	Amount	Value

Assets carried at amortized cost
Due from related parties-long term	34	-	-	43	43
Other non-current assets*	17	3,695	3,695	20,235	20,235
Due from related parties-short term	34	7,414	7,414	43,215	43,215
Trade receivables and accrued income***	19	1,425,156	1,425,156	955,962	955,962
Other current assets*	20	74,574	74,574	70,599	70,599
Held-to-maturity	16	27,360	27,360	-	-
Cash and cash equivalents	21	3,926,215	3,926,215	2,508,529	2,508,529
Time deposits maturing after 3 months or more	16	-	-	844,982	844,982
		5,464,414	5,464,414	4,443,565	4,443,565

Liabilities carried at fair value
Option contracts		(1,477)	(1,477)	(1,248)	(1,248)
Put option for Best acquisition	24	-	-	(10,094)	(10,094)
		(1,477)	(1,477)	(11,342)	(11,342)
Liabilities carried at amortized cost
Loans and borrowings-long term	25	(619,196)	(619,196)	(1,057,380)	(1,057,380)
Bank overdrafts	21	-	-	(1,084)	(1,084)
Loans and borrowings-short term	25	(1,085,970)	(1,085,970)	(810,705)	(810,705)
Trade and other payables**	29	(534,433)	(534,433)	(656,256)	(656,256)
Due to related parties	34	(55,614)	(55,614)	(14,582)	(14,582)
Deferred payments	24	(76,413)	(76,413)	(60,180)	(60,180)
		(2,371,626)	(2,371,626)	(2,600,187)	(2,600,187)

* Non-financial instruments such as prepaid expenses and advances given are excluded from other current assets and other non-current assets.

** Advances taken, taxes and withholdings payable are excluded from trade and other payables.

*** Includes non-current trade receivables amounting to $216,149 (31 December 2011: $113,581).

The methods used in determining the fair values of financial instruments are discussed in Note 4.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method:

The different levels have been identified as follows:

Level 1: quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2: inputs other than quoted prices included within Level 1 that are observable for the assets and liability, either directly or indirectly.

Level 3: inputs for the asset or liability that are not based on observable market.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

30.	Financial instruments (continued)

Fair values (continued)

Fair value hierarchy (continued)

	Level 1	Level 2	Level 3	Total
31 December 2012

Financial Liabilities
Option contracts used for hedging	-	1,477	-	1,477
	-	1,477	-	1,477

	Level 1	Level 2	Level 3	Total
31 December 2011

Financial Liabilities
Financial liability in relation to put option	-	-	10,094	10,094
Option contracts not used for hedging	-	380	-	380
Option contracts used for hedging	-	868	-	868
	-	1,248	10,094	11,342

	Available-for sale financial assets	Financial liability in relation to put option	Total
Balance as at 1 January 2012	-	(10,094)	(10,094)
Total gains or losses:
in profit or loss	-	(643)	(643)
Total recognition in equity	-	10,737	10,737
Balance as at 31 December 2012	-	-	-

The table above shows a reconciliation from the beginning balances to the ending balances for fair value measurements in Level 3 of the fair value hierarchy.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

30.	Financial instruments (continued)

Fair values (continued)

Fair value hierarchy (continued)

Total gains or losses included in profit or loss for the period in the following table are presented in the statement of comprehensive income as follows:

	Available-for sale financial assets	Financial liability in relation to put option	Total
Total gains or losses included in profit or loss for the period:
Net financing costs	-	(643)	(643)

Total gains or losses for the period included in profit or loss for asset and liabilities held at the end of the reporting period:
Net financing costs	-	(643)	(643)

31.	Operating leases

The lease contracts, which mainly comprise leases of radio, transmission, office and internet capacity, expire on various dates. The Group does not have right to purchase the leased asset at the end of the lease period. Price escalation clauses of renewal conditions in operational lease agreements differ according to various conditions. For the years ended 31 December 2012 2011 and 2010, total rent expenses for operating leases were $313,443, $271,347 and $301,309 respectively.

The future minimum lease payments under non-cancellable leases are as follows:

	2012	2011
Less than one year	43,794	20,812
Between one and five years	59,446	25,655
More than five years	12,617	6,499
	115,857	52,966

32.	Guarantees and purchase obligations

As at 31 December 2012, outstanding purchase commitments with respect to the acquisition of property, plant and equipment, inventory and purchase of sponsorship and advertisement services amount to $385,045   (31 December 2011: $780,179). Payments for these commitments are going to be made in a 3-year period.

As at 31 December 2012, the Group is contingently liable in respect of bank letters of guarantee obtained from banks given to customs authorities, private companies and other public organizations and provided financial guarantees to subsidiaries totaling to TL 2,854,366 (equivalent to $1,601,238 as at 31 December 2012) (31 December 2011: TL 2,983,689 equivalent to $1,579,591 as at 31 December 2011).

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

33.	Commitments and Contingencies

License Agreements

Turkcell:

On 27 April 1998, the Company signed the Agreement for grant of concession for the establishment and Operation of the Pan-European Mobile Telephone System, GSM (hereinafter referred to as the “License Agreement”) with the Turkish Ministry. In accordance with the License Agreement, the Company was granted a 25 year license for the provision of GSM services for a license fee of $500,000. The License Agreement permits the Company to operate as a stand-alone GSM operator. Under the License, the Company collects all of the revenue generated from the operations of its GSM network and pays the Turkish Treasury a treasury share and universal service fund, respectively, equal to 15% of its gross revenues from Turkish GSM operations. In February 2002, the GSM License of the Company is renewed under provisions of the new License Agreement signed with the ICTA  and in accordance with the License Agreement, the Company became obliged to pay 0.35% of its yearly gross revenue once a year as ICTA Fee. Moreover on 25 June 2005, the Turkish government declared that GSM operators are required to pay 10% of their existing monthly treasury share to the Turkish Ministry as a universal service fund contribution in accordance with Law No: 5369. As a result, starting from 30 June 2005, the Company pays 90% of the treasury share to the Turkish Treasury and 10% to the Turkish Ministry as universal service fund. The Company is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers.

In accordance with the renewed License Agreement signed with the ICTA in February 2002, the Company became subject to a number of new requirements, including those regarding the build-out, operation, quality and coverage of the Company’s GSM network, prohibitions on anti-competitive behaviour and compliance with national and international GSM standards. Failure to meet any requirement in the renewed License, or the occurrence of extraordinary unforeseen circumstances, can also result in revocation of the renewed License, including the surrender of the GSM network without compensation, or limitation of the Company’s rights thereunder, or could otherwise adversely affect the Company’s regulatory status. Thereafter, the provisions of the License granted to the Company is revised and updated twice under the subsequent License Agreements signed between the Company and the ICTA in 2006 and in 2009. As of the date of this report, the License Agreement dated 21 February 2009 is still in effect.

Certain conditions of the current License Agreement include the following:

Coverage: The Company had to achieve population coverage of 50% with certain exceptions within  the first three years, and 90% of the population of Turkey within five years from the effective date of the first License granted to the Company.

Service offerings: The Company must provide certain services in addition to general GSM services, including free emergency calls and technical assistance for subscribers, free call forwarding to police and other public emergency services, receiver-optional short messages, video text access, calling and connected number identification and restrictions, call forwarding, call waiting, call hold, multi-party and third-party conference calls, billing information and barring of a range of outgoing and incoming calls.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

33.	Commitments and Contingencies (continued)

License Agreements (continued)

Turkcell: (continued)

Service quality: In general, the Company must meet all  national and international service quality standards determined and updated by both the ICTA and the European Telecommunications Standards Institute and Secretariat of the GSM MoU. Service quality requirements include that call blockage cannot exceed 5% and unsuccessful calls cannot exceed 2%.

Tariffs: ICTA sets the initial maximum retail tariffs in TL and USD. Thereafter, the revised License provides that the ICTA will adjust the maximum tariffs at most every six months or, if necessary, more frequently. The Company is free to set its own tariffs up to the maximum tariffs.

Rights of the ICTA, Suspension and Termination:

The revised License is not transferable without the prior approval of the ICTA. In addition, the License Agreement gives the ICTA certain monitoring rights and access to the Company’s technical and financial information and allows for inspection rights, and gives certain rights to suspend operations under certain circumstances. Also, the Company is obliged to submit financial statements, contracts and investment plans to the ICTA.

The ICTA may suspend the Company’s operations for a limited or an unlimited period if necessary for the purpose of public security and national defence etc. During period of suspension, the ICTA may operate the Company’s GSM network itself.

The License term will be extended by the period of any suspension. The revised License may also be terminated upon a bankruptcy ruling against the Company or for other license violations, such as operating outside of its allocated frequency ranges, and the penalties for such violations can include fines, loss of frequency rights, revocation of the license and confiscation of the network management centre, the gateway exchanges and central subscription system, including related technical equipment, immovables and installations essential for the operation of the network.

Based on the enacted law on 3 July 2005 with respect to the regulation of privatization, gross revenue description based for the calculation of treasury share and universal service fund has been changed. According to this new regulation, interest charges for late collections, and indirect taxes such as VAT, and other expenses are excluded from the description of gross revenue. Calculation of gross revenue for treasury share and universal service fund according to the new regulation became effective after Council of State’s approval on 10 March 2006.

3G License

On 30 April 2009, the Company signed a separate License Agreement with ICTA which provides authorization for providing IMT 2000/UMTS services and establishment and operation of the required infrastructure. Turkcell acquired the A type license providing the widest frequency band for a consideration of EUR 358,000 (excluding VAT). The license is effective for duration of 20 years starting from 30 April 2009. According to the agreement, operators have provided IMT 2000/UMTS services starting from 30 July 2009.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

33.	Commitments and Contingencies (continued)

License Agreements (continued)

3G License (continued)

In accordance with the 3G License Agreement, the Company must cover 100% of the population within the borders of all metropolitan municipalities and borders of all cities and municipalities in three and six years, respectively. Moreover, the Company must cover 100% of the population in all settlement areas with a population higher than 5,000 and 1,000 within eight and ten years, respectively following the effective date of the IMT 2000/UMTS License agreement.

Belarusian Telecom:

Belarusian Telecom owns a license issued on 28 August 2008 for a period of 10 years and is valid till 28 August 2018. According to the Sale and Purchase Agreement signed, the State Property Committee of the Republic of Belarus committed to grant the license from the acquisition date of 26 August 2008 for a period of 10 years and such license shall be extended for an additional 10 years for an insignificant consideration. State Property Committee of the Republic of Belarus has fulfilled its obligations stated in Sale and Purchase Agreement and submitted the related official documents in December 2009. According to the current legislation of the Republic of Belarus, the license extension will be made upon the expiration of its validity period. Therefore, Belarusian Telecom shall apply for extension in August 2018. In the consolidated financial statements, amortization charge is recorded on the assumption that the license will be extended.

Under its license, Belarusian Telecom has several coverage requirements to increase its geographical coverage gradually starting from the date of the license until 2018. However, Belarusian Telecom’s period of execution in relation to coverage requirements are extended for three years starting from the acquisition date.

Astelit:

Astelit owns two GSM activity licenses, one is for GSM–900 and the other is for DCS–1800. As at 31 December 2012, Astelit owns twenty five GSM–900, DCS 1800, CDMA and microwave Radiorelay frequency use licenses which are regional or national. In addition to the above GSM licenses, Astelit owns two licenses for local fixed line phone connection with wireless access using D-AMPS standard (annulment pending and expected to be annulled in the first quarter of 2013), one license for international and long distance calls and twelve PSTN licenses for eight regions of Ukraine. Also, Astelit holds number range – two NDC codes for mobile network and local ranges for PSTN licenses.

According to licenses, Astelit should adhere to state sanitary regulations to ensure that equipment used does not injure the population by means of harmful electro-magnetic emissions. Licenses require Astelit to inform authorities about start/end of operations in three months; about changes in incorporation address in 30 days. Also, Astelit must present all the required documents for inspection by Ukrainian Telecommunications Authority at their request. The Ukrainian Telecommunications Authority may suspend the operations of Astelit for a limited or an unlimited period if necessary because of the expiration of licenses, upon mutual consent, or in case of violation of terms of radio frequencies use. If such a violation is determined, Ukrainian Telecommunications Authority notifies Astelit of provisions violated and sets deadline for recovery. If the deadline is not met, licenses may be terminated.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

33.	Commitments and Contingencies (continued)

License Agreements (continued)

Inteltek:

Inteltek signed a contract on 30 July 2002 which provides for the installation, support and operation of an on-line central betting system as well as maintenance and support for the provision of football games. The Central Betting System Contract was scheduled to expire on 30 March 2008.

Inteltek signed another contract with General Directorate of Youth and Sports (“GDYS”) on 2 October 2003 which authorized Inteltek to establish and operate a risk management center and become head agent for fixed odds betting. The Fixed Odds Betting Contract was scheduled to expire in October 2011. However, in relation to the lawsuits related to the operations of Inteltek, GDYS ceased the implementation of the Fixed Odds Betting Contract starting from March 2007. Following this annulment decision, Spor Toto and Inteltek signed a new Fixed Odds Betting Contract on 15 March 2007, with less-advantageous conditions compared to previous contract signed in 2003, which expired on 1 March 2008.

Inteltek signed a new Fixed Odds Betting Contract with Spor Toto, having the same terms and conditions with the latest contracts signed with Spor Toto which took effect on 1 March 2008. At the same time, Inteltek signed a new Central Betting System Contract with Spor Toto, which took effect on 31 March 2008 as having the same conditions with the current contract and both contracts were to be valid for one year atmost until the operation started as a result of the new tender.

On 12 August 2008, Spor Toto conducted a tender which allowed private companies to organize fixed odds and paramutual betting in sports games. Inteltek gave the best offer for the tender. On 29 August 2008, Inteltek signed a contract with Spor Toto, receiving the rights to run the sport betting business for the next ten years. New commission rate, which is 1.4% of gross takings (until 1 March 2009, commission rate was 7% of gross takings), is applicable starting from March 2009. Under the terms of this contract, Inteltek guaranteed TL 1,500,000 (equivalent to $841,468 as of 31 December 2012) turnover for the first year of the contract, and has given similar guarantees for future years.

At 31 December 2012, the total amount of guarantee obtained from banks and provided to Spor Toto amounted to TL 168,665 (equivalent to $94,617 as at 31 December 2012) (31 December 2011: TL 163,530 equivalent to $86,574 as at 31 December 2011). The targeted payout is 50% of the turnover balance. The fact that Inteltek is obliged to pay the difference between the realized and the targeted payout balances, whenever the pool balance falls negative, creates an excess payment risk.

Kibris Telekom:

On 27 April 2007, Kibris Telekom signed the License Agreement for Installation and Operation of a Digital, Cellular, Mobile Telecommunication System (“Mobile Communication License Agreement”) with the Ministry of Communications and Public Works of the Turkish Republic of Northern Cyprus which is effective from 1 August 2007, replacing the previous GSM-Mobile Telephony System Agreement dated 25 March 1999. In accordance with the Mobile Communication License Agreement, Kibris Telekom was granted an 18 year GSM 900, GSM 1800 and IMT 2000/UMTS license for GSM 900, GSM 1800 frequencies while the usage of IMT 2000/UMTS frequency bands is subject to the fulfillment of certain conditions.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

33.	Commitments and Contingencies (continued)

License Agreements (continued)

Kibris Telekom: (continued)

On 14 March 2008, Kibris Telekom was awarded a 3G infrastructure license at a cost of $10,000 including VAT, which was paid at the end of March 2008. Under the terms of the license, the system had to be operational by mid-October 2008. In 2010, Kibris Telekom has completed the radio transmission (air link) project providing direct international voice and data connection with mainland and started using it from the third quarter of 2010. The Project is the only direct connection in Turkish Republic of Northern Cyprus besides Telecommunication Authority.

Under the Mobile Communication License Agreement, Kibris Telekom also pays the tax authorities of Turkish Republic of Northern Cyprus a treasury share on monthly basis equal to 15% of gross revenues excluding accrued interest charges for the late payments, indirect taxes and accrued revenues for reporting purposes, payments made to third parties for value added services, interconnection revenues, roaming income from own subscribers after the related payment made to other operators.

Superonline:

Superonline was authorized to Fixed Telephony, Satellite Communication Service, Infrastructure, Internet Service Provider, Cable Broadcast Service and Mobile Virtual Network Operator.

Authorization By-Law for Telecommunication Services and Infrastructure published in Official Gazette on dated 26 August 2004 has been abrogated By-Law on Authorization for Electronic Communications Sector dated 28 May 2009. According to this abrogation, Superonline’s “License” on, Infrastructure Operating Service, Internet Service Provision, Satellite Communication Service has been changed to “Authority” on, Infrastructure Operating Service, Internet Service Provision, Satellite Communication Service, Cable Broadcast Service and Superonline’s “License” on Long Distance Telephony Services License has been changed to “Authority” relevant to the Fixed Telephony Services.

In accordance with the new legislation issued by ICTA, the infrastructure operator authorization right of Superonline has become infinite. As a result, Superonline revised the expected useful lives of its operating license and related fixed network equipment from 15 years to 25 years.

Azerinteltek:

Azerinteltek, in which Inteltek’s shareholding is 51%, was established on 19 January 2010, and authorized to organize, operate, manage and develop the fixed-odds and para-mutual sports betting games by the Ministry of Youth and Sports of Azerbaijan for a period of 10 years. The agreement signed with Azeridmanservis which is founded by the Ministry of Youth and Sports of Azerbaijan is renewed with the same terms and conditions in accordance with the new legislation enforced in Azerbaijan regarding the betting games based on sports on 30 September 2010.

Azerinteltek officially commenced to conduct sports betting games on 18 January 2011.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

33.	Commitments and Contingencies (continued)

Interconnection Agreements

The Company has entered into interconnection agreements with a number of operators in Turkey and overseas including Turk Telekom, Vodafone Telekomunikasyon AS (“Vodafone”), Avea Iletisim Hizmetleri AS (“Avea”), Milleni.com GMbH and Globalstar Avrasya Uydu Ses ve Data Iletisim AS (“Globalstar”).

The intial Access and Interconnection Regulation became effective when it was first issued by the ICTA on 23 May 2003. on June 14, 2007 and September 8, 2009, two subsequent Access and Interconnection Regulations were issued by the ICTA which repealed the previous Regulation. As of the date of this report, the Access and Interconnection Regulation dated September 8, 2009 (the “Regulation”) is still in effect.

The Regulation is driven largely by a goal to improve the competitive environment. Under the Regulation, the ICTA may compel all telecommunications operators to accept another operator’s request for use of and access to its network. All telecommunications operators in Turkey may be required to provide access to other operators on the same terms and qualifications provided to their shareholders, subsidiaries and affiliates.

In accordance with the Regulation, the Company entered into  acces and interconnection agreements with 42 different operators.

On 21 February 2005, Superonline and Milleni.com GMbH have signed an agreement to provide telecommunications services to each other whereby Milleni.com GMbH may convey calls to the Company’s switch and the Company may convey calls to Milleni.com GMbH’s switch, in both cases, for onward transmission to their destinations.

In addition, the ICTA has required operators holding significant market power, as well as Turk Telekom, to share certain facilities with other operators under certain conditions and to provide co-location on their premises for the equipment of other operators at a reasonable price. The ICTA has also required telecommunications operators to provide number portability, which means allowing users to keep the same phone numbers even after they switch from one network to another starting from 9 November 2008.

Under a typical interconnection agreement, each party agrees, among other things to permit the interconnection of its network with the Company’s network to enable calls to be transmitted to, and received from, the GSM system operated by each party in accordance with technical specifications set out in the interconnection agreement. Typical interconnection agreements also establish understandings between the parties relating to a number of key operational areas, including call traffic management, quality and performance standards, interconnection interfaces and other technical, operational and procedural aspects of interconnection.

The Company’s interconnection agreements usually provide that each party will assume responsibility for the safe operation of its own network. Each party is also typically responsible for ensuring that its network does not endanger the safety or health of employees, contractors, agents or customers of the other party or damage interfere with or cause any deterioration in the operation of the other party’s network.

Interconnection agreements also specify the amount of the payments that each party will make to the other for traffic originated on one network but switched to the other. These payments vary by contract, and in some cases, may require the Company to pay the counterparty less, the same amount, or a greater amount per minute, for traffic originating on the Company’s network but switching to the counterparty’s network, than it receives for a similar call originating on another network and switched to the Company’s network.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

33.	Commitments and Contingencies (continued)

Interconnection Agreements (continued)

There are no minimum payment obligations under the interconnection agreements; however, failure to carry the counterparty’s traffic may expose the Company to financial and other penalties or loss of interconnection privileges for its own traffic.

On 10 February 2010, ICTA decreased “Standard Interconnection Tariffs” for the Company from full TL 0.0655 (equivalent to $0.0424 as at 31 December 2010) to full TL 0.0313 (equivalent to $0.0202 as at

31 December 2010) for voice calls and left the tariff unchanged at full TL 0.0775 (equivalent to full $0.0501 as at 31 December 2010) for video calls, effective from 1 April 2010. The Company started to recognize interconnection revenues and cost in accordance with “Standard Interconnection Reference Tariffs” starting from 1 April 2010.

As at 31 December 2010, the management believes that the Group is in compliance with the above mentioned license and interconnection agreements’ conditions and requirements in all material respects.

On the other hand, with its Decision dated September 27, 2011,  the ICTA ceased to determine international call termination rates, as of the date the said Decision. Therefore, The Company charges € 0.07 (equivalent to $0.09 as of Deccember 31, 2012) for termination of incoming international calls.

Legal Proceedings

The Group is involved in various claims and legal actions arising in the ordinary course of business described below.

Dispute with Turk Telekom with respect to call termination fees

Upon application of Turk Telekom, the ICTA has set temporary (and after final) call termination fees for calls to be applied between Turk Telekom and the Company starting from 10 August 2005. However, Turk Telekom did not apply these termination fees for the international calls.

Therefore, on 22 December 2005, the Company filed a lawsuit against Turk Telekom to cease this practice and requested collection of its damages amounting to TL 11,274 (equivalent to $6,324 as at 31 December 2012) with overdue interest amounting TL 521 (equivalent to $292 as at 31 December 2012) and late payment fee amounting TL 175 (equivalent to $98 as at 31 December 2012) totaling to TL 11,970 (equivalent to $6,714 as at 31 December 2012) covering the period from August 2005 until October 2005. Expert reports and supplementary expert reports which are obtained for the lawsuit, affirm justification of the Company.

On 19 December 2006, the Company initiated another lawsuit against Turk Telekom claiming that Turk Telekom has not applied call termination tariffs for international calls set by ICTA for the period between November 2005 and October 2006 amounting to TL 23,726 (equivalent to $13,310 as at 31 December 2012) including principal, interest and penalty on late payment. The Court decided to consolidate this lawsuit with the first lawsuit dated 22 December 2005.

On 2 November 2007, the Company initiated another lawsuit against Turk Telekom claiming that Turk Telekom has not applied call termination tariffs for international calls set by ICTA for the period between November 2006 and February 2007 amounting to TL 6,836 (equivalent to $3,835 as at 31 December 2012) including principal, interest and penalty on late payment. The Court also decided to consolidate this lawsuit with the first lawsuit dated 22 December 2005.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with Turk Telekom with respect to call termination fees (continued)

On 28 September 2011, the Court decided in favor of the Company for all consolidated cases. The Court decided that Turk Telekom should pay to the Company in total TL 42,597 (equivalent to $23,896 as at 31 December 2012) plus VAT and Special Communication Tax (“SCT”) composed of principle amounting to TL 36,502 (equivalent to $20,477 as at 31 December 2012), interest and penalty amounting to TL 6,095 (equivalent to $3,419 as at 31 December 2012). The Court also decided that Turk Telekom should pay interest, penalty, VAT and SCT calculated for the principal from date of case to the payment date. Turk Telekom appealed the decision. The Company replied this appeal request. Appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

Dispute on Turk Telekom transmission lines leases

Effective from 1 July 2000, Turk Telekom annulled the discount of 60% that it provided to the Company based on its regular ratio, which had been provided for several years, and, at the same time, Turk Telekom started to provide a discount of 25% being subject to certain conditions. The Company filed a lawsuit against Turk Telekom for the application of the agreed 60% discount. However, on 30 July 2001, the Company had been notified that the court of appeal upheld the decision made by the commercial court allowing Turk Telekom to terminate the 60% discount. Differences in the total nominal rent for the concerned period amounting to TL 29,125 (equivalent to $16,338 as at 31 December 2012) have been accrued by Turk Telekom and deducted from the receivables of the Company. Accordingly, the Company paid and continues to pay transmission fees to Turk Telekom based on the 25% discount. Although Turk Telekom did not charge any interest on late payments at the time of such payments, the Company recorded an accrual amounting to a nominal amount of TL 3,023 (equivalent to $1,696 as at 31 December 2012) for possible interest charges as at 31 December 2000. On 9 May 2002, Turk Telekom requested an interest amounting to a nominal amount of TL 30,068 (equivalent to $16,867 as at 31 December 2012).

The Company did not agree with Turk Telekom’s interest calculation and, accordingly, obtained an injunction from the commercial court to prevent Turk Telekom from collecting any amounts relating to this interest charge. Also, the Company initiated a lawsuit against Turk Telekom on the legality of such interest. On 25 December 2008, the Court rejected the case. The Company appealed the decision. The Supreme Court rejected the appeal. The Company applied for the correction of the decision. The Supreme Court rejected the correction of the decision request and the decision is finalized.

Based on the management opinion, the Company accrued provision of TL 91,864 (equivalent to $51,534 as at 31 December 2012) and the Company netted off the whole amount from the receivables from Turk Telekom as at 31 December 2012.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on Turk Telekom transmission lines leases (continued)

Additionally, a lawsuit was commenced against Turk Telekom on 28 October 2010 to collect the receivable amounting to principal of TL 23,378 (equivalent to $13,115 as at 31 December 2012), overdue interest of TL 3,092 (equivalent to $1,735 as at 31 December 2012) and delay fee of TL 1,925 (equivalent to $1,080 as at 31 December 2012), with the contractual default interest until payment date on the ground that the above mentioned exercise is contrary to the term of the contract which is effective for the year 2000, Turk Telekom has already collected the whole amount which is subjected to the related court decision as of 31 October 2009 and Turk Telekom collected additional receivable. The Court decided to obtain an expert report. The expert committee submitted their report to the Court. The expert report is in favor of the Company. The Company increased its claim from Turk Telekom by 2,100 TL (equivalent to $1,178 as at 31 December 2012). The Court decided to obtain a supplementary expert report from the same expert committee. The supplementary expert report supports the Company’s arguments. The Court decided to obtain an another supplementary expert report from the same expert committee. The lawsuit is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

Dispute regarding the fine applied by the Competition Board

The Competition Board commenced an investigation of business dealings between the Company and the mobile phone distributors in October 1999. The Competition Board decided that the Company disrupted the competitive environment through an abuse of a dominant position in the Turkish mobile market and infringements of certain provisions of the Law on the Protection of Competition. As a result, the Company was fined a nominal amount of approximately TL 6,973 (equivalent to $3,912 as at 31 December 2012) and was enjoined to cease these infringements. The Company initiated a lawsuit before Council of State for the injunction and cancellation of the decision. On 15 November 2005, the Court cancelled the Competition Board’s decision.

After the cancellation of the Competition Board’s decision, the Competition Board has given the same decision again on 29 December 2005. On 10 March 2006, the Company initiated a lawsuit before Council of State for the injunction and cancellation of the Competition Board’s decision dated 29 December 2005. On 13 May 2008, Council of State dismissed the lawsuit. The Company appealed the decision. Appeal process is still pending.

Based on the decision of Competition Board, Ankara Tax Office requested the Company to pay TL 6,973 (equivalent to $3,912 as at 31 December 2012) through the payment order dated 4 August 2006. On 25 September 2006, the Company made the related payment and initiated a lawsuit for the cancellation of this payment order. The Court dismissed the lawsuit, and the Company appealed this decision. On 17 March 2009, Council of State reversed the judgment of the Local Court. Local Court decided in line with the decision of Council of State. On 18 December 2009, the Court rejected the case and the Company also appealed this decision. Council of State reversed the judgment of the Instance Court. Local Court decided in line with the decision of Council of State. On 15 June 2011, the Court rejected the case again. The Company also appealed this decision. Council of State accepted the Company’s stay of order requests at appeal phase. Appeal process is still pending.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute regarding the fine applied by the Competition Board (continued)

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

Dispute regarding the fine applied by the Competition Board regarding mobile marketing activities

The Competition Board decided to initiate an investigation in order to identify whether the Company maintains exclusive activities on mobile marketing and their appropriateness with respect to competition rules. On 23 December 2009, Competition Board decided that the Company violates competition rules in GSM and mobile marketing services and fined the Company amounting to TL 36,072 (equivalent to $20,236 as at 31 December 2012). The payment was made within 1 month following the notification of the decision of the Competition Board. Therefore, 25% discount was applied and TL 27,054 (equivalent to $15,177 as at 31 December 2012) is paid as the monetary fine on 25 May 2010. The Company filed a legal case on 25 June 2010 for the stay of execution and cancellation of the aforementioned decision. The Court rejected the Company’s stay of execution request. The Company objected to the decision. The objection was rejected. The lawsuit is still pending.

Avea, depending on the Competition Board decision, initiated a lawsuit against the Company claiming a compensation from the Company for its damages amounting to TL 1,000 (equivalent to $561 as at 31 December 2012), with reservation of further claims, on the ground that the Company violated the competition. During the judgment, Avea increased its request of material compensation to TL 5,000 (equivalent to $2,805 as at 31 December 2012) and in addition requested TL 1,000 (equivalent to $561 as at 31 December 2012) for non-pecuniary damages. The Court decided to separate these requests and to reject the lawsuits demanding compensation and moral damages. Avea appealed the case. The Company has submitted its response to appeal.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on National Roaming Agreement

The Company conducted roaming negotiations in 2001 with Is-Tim Telekomunikasyon Hizmetleri AS (“Is-Tim”) which was a GSM operator, performing since March 2001. On 19 October 2001, upon unsuccessful negotiations, ICTA granted time for the Company until 15 November 2001 to sign the roaming agreement with the determined conditions and requested parties to come to an agreement until 15 November 2001. The Company initiated a lawsuit on the ground that ICTA has no power of intervention; its proposals are impossible from technical aspects and unacceptable from economic reasons. Council of State gave a decision on non-necessity of a new decision on the ground that action which is subjected to the lawsuit is cancelled by another state council decision. This decision was appealed by ICTA. Council of State, Plenary Session of the Chamber for Administrative Divisions decided to approve the court decision.

In a letter dated 14 March 2002, the ICTA subjected Is-Tim’s request for national roaming to the condition that it is reasonable, economically proportional and technically possible. Nevertheless, the ICTA declared that the Company is under an obligation to enter a national roaming agreement with Is-Tim within a 30 day period. The Company initiated a lawsuit against ICTA. On 14 March 2006, Council of State decided to cancel the process dated 14 March 2002 but rejected the Company’s request for cancellation of the regulation on procedures and policies with respect to national roaming. ICTA appealed the decision. Plenary Session of Administrative Law Divisions of the Council of State has decided to approve the decision of the Council of State.

The ICTA decided that the Company has not complied with its responsibility under Turkish regulations to provide national roaming and fined the Company by nominal amount of approximately TL 21,822 (equivalent to $12,242 as at 31 December 2012). On 7 April 2004, the Company made the related payment with its accrued interest. On 27 May 2004, the Company filed a lawsuit. On 3 January 2005, with respect to the Council of State’s injunction, ICTA paid back nominal amount of TL 21,822 (equivalent to $12,242 as at 31 December 2012).

On 13 December 2005, Council of State decided the cancellation of the administrative fine but rejected the Company’s request for cancellation of the regulation on procedures and policies with respect to national roaming. ICTA appealed the decision. Plenary Session of Administrative Law Divisions of the Council of State has decided to approve the decision of the Council of State. On 22 July 2010, the Company initiated a lawsuit against ICTA for the compensation of TL 7,111 (equivalent to $3,989 as at 31 December 2012) and accrued interest for the total amount of the damage of the Company between the period when the Company made the payment and ICTA returned the same amount to the Company as the result of the stay of execution decision. The lawsuit is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute regarding of the fine applied by ICTA on pricing applications of the Company

On 7 April 2010, ICTA decided to impose administrative fine to the Company amounting to TL 4,008 (equivalent to $2,248 as at 31 December 2012) for misinforming the Authority and TL 374 (equivalent to $210 as at 31 December 2012) for making some subscribers suffer. The payment was made within 1 month following the notification of the decision of the ICTA. Therefore, 25% discount was applied and TL 3,287 (equivalent to $1,844 as at 31 December 2012) is paid in total as the administrative fine on 9 June 2010. The Company filed two lawsuits on 22 September 2010 for the stay of execution and cancellation of the aforementioned decision. The Court rejected the Company’s stay of execution requests and the Company objected to the decisions but the objections are rejected. On 28 April 2011, the Court rejected the cases. The Company appealed the decisions. Council of State rejected the Company’s stay of execution requests at appeal phase. Appeal processes are pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no contingent asset is recognized in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

Dispute regarding the fine applied by ICTA on tariffs above upper limits

On 21 April 2010, ICTA decided to impose administrative fine to the Company amounting to TL 53,467 (equivalent to $29,994 as at 31 December 2012) by claiming that the Company applied tariffs above the upper limits of GSM-GSM in GSM Upper Limits Table approved by ICTA on 25 March 2009. The payment was made within 1 month following the notification of the decision of the ICTA. Therefore, 25% discount was applied and TL 40,100 (equivalent to $22,495 as at 31 December 2012) is paid as the administrative fine on 3 June 2010. The Company filed a lawsuit on 28 June 2010, for the cancellation of the aforementioned decision. The Court overruled the stay of execution claim, the Company objected to the decision and the Court accepted this objection and decided for the stay of the execution. Accordingly, ICTA paid back TL 40,100 (equivalent to $22,495 as at 31 December 2012) on 27 January 2011. On 3 May 2011, the Court rejected the case. Council of State rejected the Company’s stay of order request at appeal phase. Appeal process is pending. The Company appealed the decision and paid back TL 40,100 (equivalent to $22,495 as at 31 December 2012) to ICTA on 6 October 2011.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute regarding the fine applied by ICTA on tariffs above upper limits (continued)

Amount to be reimbursed to the subscribers was calculated as TL 46,228 (equivalent to $25,933 as at 31 December 2012) and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2009. Reimbursement to subscribers was made in January 2010.

ICTA notified the Company on 23 November 2011, to pay the amount of TL 13,367 (equivalent to $7,499 as at 31 December 2012) which is the unpaid portion arising from the 25% cash discount of the administrative fine amounting to TL 53,467 (equivalent to $29,994 as at 31 December 2012) that was imposed for applying tariffs above the upper limits. The Company filed a lawsuit on 23 December 2011 for stay of execution and for the annulment of this process. The Court accepted the request of the Company for stay of execution. ICTA objected to the decision but the objection is rejected. The Court decided in favor of the Company.

On 20 February 2012, payment order has been sent to the Company by the Tax Office. On 24 February 2012, the Company filed a lawsuit for cancellation of the payment order. The Court accepted the request of the Company for stay of execution. The Tax Office objected to the decision but the objection is rejected. The Court decided in favor of the Company.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the additional request regarding unpaid portion arising from the 25% discount of the administrative fine is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

Dispute on deposits at banks

The Company, in 2001, initiated an enforcement proceeding to collect receivables arising from deposits in a bank. The bank has been objected to the enforcement proceeding and the Company filed a lawsuit for the cancellation of the objection. The Court decided in favor of the Company on 1 March 2005. The bank appealed the decision and the Company replied the same. On 3 April 2006, Supreme Court of Appeals decided the reversal of the Court’s decision in favor of the defendant. The Court abided by the decision of the Supreme Court of Appeals. The lawsuit is pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no contingent asset is recognized in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

Dispute on Special Communication Taxation regarding prepaid card sales

Tax Office imposed tax penalty in the total amount of TL 47,130 (equivalent to $26,439 as at 31 December 2012) and TL 89,694 (equivalent to $50,316 as at 31 December 2012) based on the ground that the Company had to pay special communication tax over the discounts applied to the distributors for the wholesales for the years 2003 and 2004, respectively. On 31 December 2008 and 18 December 2009, the Company initiated lawsuits before the court. The Company requested to wait until the completion of settlement procedure in the lawsuit initiated on 31 December 2008. Since the Company and the Ministry of Finance Settlement Commission have settled on the amounts subjected to the lawsuits as explained in the following paragraph, the Company has withdrawn from the lawsuits.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on Special Communication Taxation regarding prepaid card sales (continued)

According to the settlement made with the Ministry of Finance Settlement Commission on 1 June 2010, special communication tax and penalty was settled at TL 1,489 (equivalent to $835 as at 31 December 2012) and TL 2,834 (equivalent to $1,590 as at 31 December 2012) for the years 2003 and 2004, respectively. In addition, late payment interest was settled at TL 3,570 (equivalent to $2,003 as at 31 December 2012) and TL 5,295 (equivalent to $2,970 as at 31 December 2012) for the years 2003 and 2004, respectively. The aforementioned amounts were paid on 27 July 2010.

Provision set for the above mentioned special communication taxes, penalty and late payment interest was TL 64,653 (equivalent to $36,269 as at 31 December 2012) in the consolidated financial statements as at and for the year ended 31 December 2009 and the difference between the provision amount and settled amount was recognized as income in the consolidated financial statements as at and for the year ended 31 December 2010.

Tax Office imposed tax penalty, including actual tax and penalty for loss of tax, in the total amount of TL 133,617 (equivalent to $74,956 as at 31 December 2012) and TL 139,101 (equivalent to $78,033 as at 31 December 2012) based on the ground that the Company had to pay special communication tax over the discounts applied to the distributors for the wholesales for the years 2005 and 2006, respectively. The Company initiated lawsuits for the cancellation of assessments and penalties mentioned above.

On 28 February 2011, Tax Amnesty Law has been approved by the President of Republic of Turkey. The Company applied to the Ministry of Finance related to the Tax Amnesty Law on 27 April 2011. According to Tax Amnesty Law, special communication tax and penalty was calculated as TL 26,723 (equivalent to $14,991 as at 31 December 2012) and TL 27,820 (equivalent to $15,606 as at 31 December 2012) for the years 2005 and 2006, respectively. In addition, late payment interest was calculated as TL 11,164 (equivalent to $6,263 as at 31 December 2012) and TL 8,900 (equivalent to $4,993 as at 31 December 2012) for the years 2005 and 2006, respectively. The aforementioned amounts were paid on 30 June 2011. The Company applied to the Tax Court to withdraw from the lawsuits according to Tax Amnesty Law due to the aforementioned payment. The courts decided that it is not necessary to declare a judgment on merits for the lawsuit.

On 24 June 2011, Tax Office imposed tax penalty, including actual tax and penalty for loss of tax, in the total amount of TL 11,238 (equivalent to $6,304 as at 31 December2012) based on the ground that the Company had to pay special communication tax over the discounts applied to the distributors for the wholesales for the period of January-February 2007. The Company applied to the Ministry of Finance on 13 July 2011 in order to benefit from the Tax Amnesty. According to Tax Amnesty Law, special communication tax and interest was calculated as TL 2,248 (equivalent to $1,261 as at 31 December 2012) and TL 842 (equivalent to $472 as at 31 December 2012) respectively. The aforementioned amounts were paid on 29 July 2011.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Carrying international voice traffic

In May 2003, the Company was informed that the ICTA had initiated an investigation against the Company claiming that the Company has violated Turkish laws by carrying some of its international voice traffic through an operator other than Turk Telekom. The Company is disputing whether Turk Telekom should be the sole carrier of international voice traffic. On 5 March 2004, ICTA fined the Company a nominal amount of approximately TL 31,731 (equivalent to $17,800 as at 31 December 2012).

The Company has initiated a lawsuit with the claim of annulment of the related processes and decisions of ICTA, however, paid the administrative fine on 9 April 2004. On 5 November 2004, Council of State gave a decision, which is served to the Company, for stay of execution. With respect to that decision, ICTA paid back TL 18,000 (equivalent to $10,098 as at 31 December 2012) on 26 January 2005 and deduct a sum of TL 13,731 (equivalent to $7,703 as at 31 December 2012) from the December frequency usage fee payment. On 26 December 2006, Council of State decided to accept the Company’s claim and annul the decision of and the fine imposed by the ICTA. ICTA appealed the decision. The decision has been approved by the Council of State, Plenary Session of the Chamber for Administrative Divisions. ICTA applied for the correction of the decision. On 6 June 2012, the Company initiated a lawsuit against ICTA for the amount of TL 5,783 (equivalent to $3,244 as at 31 December 2012) for its damages occurred between the period when the Company made the payment and collected back. The lawsuit is still pending.

Turk Telekom initiated a lawsuit against the Company with respect to the same issue requesting an amount of TL 450,931 (equivalent to $252,963 as at 31 December 2012) of which TL 219,149 (equivalent to $122,938 as at 31 December 2012) is principal and TL 231,782 (equivalent to $130,025 as at 31 December 2012) is interest charged until 30 June 2005 and requesting a temporary injunction.

Considering the progresses at the court case, provision is set for the principal amounting to TL 53,160 (equivalent to $29,822 as at 31 December 2012) and accrued interest amounting to a nominal amount of TL 94,135 (equivalent to $52,808 as at 31 December 2012) in the consolidated financial statements as at and for the period ended 31 December 2012.

In deciding upon the amount of the provision taking, the Company has taken the Turkish law into consideration, not the amounts requested by Turk Telekom and reflected in the expert report. Specifically, under Turkish Law, a person who is alleging that he has suffered a loss cannot claim the whole of his possible revenues but only the damages may only be sought in respect of lost profit. For this reason, the provision set by the Company is calculated by taking Turk Telekom’s estimated loss of profit into consideration rather than the amounts requested by Turk Telekom and amounts reflected in the expert report. Moreover, the Company obtained an independent opinion dated 23 October 2007 which supports the management opinion from an expert who is not designated by the Court.

On 5 November 2009, the Court rejected the Turk Telekom’s request amounting to TL 171,704 (equivalent to $96,322 as at 31 December 2012) and accepted the request amounting to TL 279,227 (equivalent to $156,640 as at 31 December 2012). The Company appealed the decision. Also, Turk Telekom appealed the decision. The Court of Cassation cancelled the decision. The Company and Turk Telekom applied for the correction of the decision. Supreme Court decided to reject both sides’ correction of the decision requests. The Court of First Instance decided to comply with the Supreme Court’s ruining decision and decided to order a new expert examination. The lawsuit is still pending.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Disputes with Spor Toto

On 9 November 2005, Spor Toto sent a notification letter to Inteltek claiming that Inteltek is obliged to pay nominal amount of TL 3,292 (equivalent to $1,847 as at 31 December 2012) due to the difference in the reconciliation methods. Spor Toto claims that the reconciliation periods should be six-month independent periods whereas Inteltek management believes that those periods should be cumulative as stated in the agreement. Inteltek has not paid the requested amount.

Spor Toto, on behalf of GDYS, initiated a declaratory lawsuit against Inteltek. On 22 February 2007, the Court rejected the case and decided that the collection risk is with GDYS and Inteltek is not responsible for the uncollected amount of TL 1,527 (equivalent to $857 as at 31 December 2012) and also rejected the demand that the reconciliation period should be six-month independent periods. GDYS appealed the Court’s decision. Supreme Court of Appeals rejected the appeal request of GDYS. Following the Supreme Court of Appeals’ decision, GDYS applied for the correction of the decision. GDYS’s correction of decision request was rejected by the Supreme Court of Appeals and the decision was finalized.

Based on the decision of Supreme Court, Inteltek reversed the previously accrued principal amount of TL 3,292 (equivalent to $1,847 as at 31 December 2012) and its overdue interest accrual amount of TL 1,894 (equivalent to $1,062 as at 31 December 2012) in September 2007. Furthermore, Inteltek reclaimed TL 2,345 (equivalent to $1,315 as at 31 December 2012) principal and TL 966 (equivalent to $542 as at 31 December 2012) accrued interest which was paid in the 1st and 3rd reconciliation periods. Inteltek has initiated a lawsuit on 21 February 2008 to collect this amount. On 19 March 2009, the Court decided in favor of Inteltek. Spor Toto appealed the decision. The Supreme Court of Appeals ruled to reverse the judgment of the local court. Inteltek applied for the correction of the decision. The Supreme Court of Appeals rejected the correction of the decision process and the file has been returned to the Court. The Court decided to resist on the former decision on 29 June 2011. Spor Toto appealed the decision. The General Assembly of the Civil Supreme Court of Appeals decided to accept the resistance decision of the Court of First Instance and sent the case to the 13th Civil Chamber of the Supreme Court of Appeals in order to consider Spor Toto’s other appeal arguments. 13th Civil Chamber of the Supreme Court of Appeals resent the lawsuit file to the local court for completing the deficiency. The local court made up the deficiency and sent back the lawsuit file to the 13th Civil Chamber of the Supreme Court of Appeals. The Supreme Court of Appeals decided to uphold the decision of the court of first instance. Spor Toto applied for correction of decision. Inteltek requested the receivable from Spor Toto and Spor Toto paid the amount subject to the lawsuit. The reply brief against Spor Toto’s correction request is submitted.

Principal amounting to TL 2,345 (equivalent to $1,315 as at 31 December 2012) and accrued interest amounting to TL 3,376 (equivalent to $1,894 as at 31 December 2012) is recognized as income in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on over assessment following the settlement on VAT fine pertaining to International Roaming Agreements

On 9 February 2009, the Company initiated a lawsuit claiming cancellation of interest charges amounting TL 6,609 (equivalent to $3,708 as at 31 December 2012) which are erroneously calculated after settlement with the Tax Office regarding the VAT and tax penalties accrued due to roaming agreement for years 2000, 2001 and 2002. The Court rejected the Company’s injunction request. The Company objected to the decision. The Court rejected the objection of the Company. The court dismissed the case. Subsequently the Company appealed the case. The appeal process is pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

Dispute on Iranian GSM tender process

The Company has initiated an arbitration case against Islamic Republic of Iran for not abiding by the provisions of the Agreement on Reciprocal Promotion and Protection of Investments and demanded its sustained loss, on 11 January 2008 at the arbitration court which is established pursuant to the UNCITRAL arbitration rules. The arbitration process is still pending.

Dispute on Turk Telekom transmission tariffs

On 19 January 2007, the Company initiated a lawsuit against Turk Telekom claiming that Turk Telekom charged transmission on erroneous tariffs between 1 June 2004 and 1 July 2005. The Company requested a nominal amount of TL 8,137 (equivalent to $4,565 as at 31 December 2012) including interest. The expert report given to Court is in favor of the Company. The Court ruled to obtain supplementary expert report. Supplementary expert report is also in favor of the Company. The Court ruled to obtain a new expert report. The expert report is in favor of the Company. The case is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on the decision of CMB regarding audit committee member

On 15 October 2008, the CMB decided on an administrative fine amounting to TL 12 (equivalent to $7 as at 31 December 2012) since the Company did not fulfill the decision of CMB dated 26 January 2007 and required the Company to inform its shareholders at the next General Assembly Meeting. The Company commenced a lawsuit before the Administrative Court. The Court rejected the Company’s stay of execution request and the Company’s objection to this decision has been rejected. On 27 May 2011, the Court rejected the case. The Company appealed the decision. Council of State rejected the injunction request of the First Instance Court’s decision. Council of State rejected the stay of execution request of the Company. The appeal process is still pending.

Dispute on mobile number portability

On 29 March 2007, the Company initiated a lawsuit against the ICTA claiming stay of order for and the annulment of the Regulation on Mobile Number Portability issued by the ICTA on 1 February 2007 on the ground that vested rights of the Company arising out the concession agreement were violated by the said regulation. On 1 June 2009, the Court rejected the case. The Company appealed the decision. The appeal process is still pending.

Dispute on Turk Telekom interconnection costs

On 8 April 2009, Turk Telekom initiated a lawsuit for damages against the Company claiming that the Company is violating the legislation by applying higher call termination fees to operators than the fees applied to the Company’s subscribers for on-net calls and requesting for the time being TL 10 (equivalent to $6 as at 31 December 2012) with its accrued interest starting from 2001 and TL 10 (equivalent to $6 as at 31 December 2012) with its accrued interest starting from the lawsuit date for the sustained loss as a result of decreasing traffic volume of Turk Telekom and subscriber lost derived from this action. On 6 April 2011, the Court decided to reject the case. Turk Telekom appealed the decision. The Company replied the appeal request. The appeal process is still pending.

On 22 August 2011, Turk Telekom initiated a lawsuit on the ground that on-net tariffs of the Company are under the interconnection fees notwithstanding ICTA’s decision regarding, on-net tariffs of the Company cannot be under the interconnection fees which are applied by the Company to other operators and requested TL 1,000 (equivalent to $561 as at 31 December 2012) monetary compensation by reserving its right for surpluses. The court decided to obtain an expert report. Expert report supports the Company’s arguments. The Court decided to obtain a supplementary report from the same committee. The lawsuit is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on Avea interconnection costs

On 4 November 2010, Avea initiated a lawsuit on the ground that on-net tariffs of the Company are under the interconnection fees notwithstanding ICTA’s decision regarding, on-net tariffs of the Company cannot be under the interconnection fees which are applied by the Company to other operators and requested TL 1,000 (equivalent to $561 as at 31 December 2012) monetary compensation by reserving its right for surpluses. During the judgment, Avea increased its request to TL 47,000 (equivalent to $26,366 as at 31 December 2012). The Court decided to appoint an expert committee for examination of the file. The expert committee submitted its completed expert report to the Court, which is in favor of the Company. The Court decided to have an additional expert report. The additional expert report submitted by the committee is against the Company. The Court decided to obtain another expert report from a new expert committee. The lawsuit is pending.

The Company has accrued a provision for the initial lawsuit amounting to TL 1,000 (equivalent to $561 as at 31 December 2012).

On 25 April 2011, Avea initiated another lawsuit with the same grounds mentioned above claiming compensation for its losses between November 2009 and January 2010. Avea claimed TL 40,000 (equivalent to $22,439 as at 31 December 2012) for its material compensation by reserving its rights for surpluses. The Court decided to appoint an expert committee for examination of the file. The expert committee submitted its report, which is in favor of the Company. The Court decided to consolidate this lawsuit with the first lawsuit initiated by Avea on 4 November 2010.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no additional provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

Dispute on campaigns

On 21 May 2008, ICTA decided that the Company damaged the subscribers’ financial interests related to the campaigns in which free minutes or counters are given and requested TL 32,088 (equivalent to $18,001 as at 31 December 2012). On 10 July 2008, the Company filed a lawsuit for the injunction and cancellation of the ICTA’s decision. However, the Company benefited from the early payment option with a 25% early payment discount and paid TL 24,066 (equivalent to $13,501 as at 31 December 2012) on 1 August 2008. On 10 November 2010, the Court decided to reject the case. The Company appealed the decision. The State of Council rejected the injunction request of the First Instance Court’s decision. The appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on payment request of Savings Deposits Insurance Fund

On 26 July 2007, Savings Deposits Insurance Fund (“SDIF”) requested TL 15,149 (equivalent to $8,498 as at 31 December 2012) to be paid in one month period on the ground that the stated amount is recorded as receivable from the Company in the accounting records of Telsim, which is taken over by SDIF.

On 20 September 2007, the Company filed a lawsuit for the injunction and cancellation of the SDIF’s request. Council of State accepted the injunction request of the Company. On 19 January 2010, the Court accepted the Company’s claim and cancelled the aforementioned request of SDIF. SDIF appealed the decision. Appeal process is still pending.

SDIF issued payment orders for the aforementioned amount and, on 19 October 2007, the Company initiated a lawsuit for the cancellation of the payment request of SDIF. On 29 March 2010, the Court decided on the cancellation of the payment order. SDIF appealed such decision. The appeal process is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

Dispute on the discounts which are paid over the treasury share and ICTA fee

At the end of 2006, Tax Auditors of the Company claimed that gross revenue in the statutory accounts should include discounts granted to distributors although the Company recorded these discounts in a separate line item as sales discounts.

Starting from 1 January 2007, the Company started to deduct discounts granted to distributors from gross revenue and present them on a net basis. Accordingly, the Company decided that, it has paid excess treasury share and universal service fund for the year 2006 totaling TL 51,254 (equivalent to $28,752 as at 31 December 2012).

Through the letter dated 23 February 2007, the Company requested treasury share amounting to TL 46,129 (equivalent to $25,877 as at 31 December 2012) and interest accrued amounting to TL 5,020 (equivalent to $2,816 as at 31 December 2012) from Turkish Treasury and universal service fund amounting to TL 5,125 (equivalent to $2,875 as at 31 December 2012) and interest accrued amounting to TL 558 (equivalent to $313 as at 31 December 2012) from Turkish Ministry to be paid in 10 days. Since Turkish Treasury and Turkish Ministry have not made any payment, the Company started to deduct these amounts from ongoing monthly payments. As at 31 December 2007, the Company deducted TL 51,254 (equivalent to $28,752 as at 31 December 2012) from monthly treasury share and universal service fund payments.

Turkish Treasury sent a letter to the Company dated 17 July 2007 and objected the deduction of the discounts granted to the distributors from the treasury share payments. Accordingly, the Company is asked to return TL 2,960 (equivalent to $1,660 as at 31 December 2012) that is deducted from treasury share payment for May 2007. The Company has not made the related payment and continued to deduct such discounts treasury share and universal service fee amount related to discounts granted to distributors for the year 2006.

Management believes that the Company has the legal right to make deductions with respect to this issue. Accordingly, the Company has not recorded any provisions with respect to this matter in its consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on the discounts which are paid over the treasury share and ICTA fee (continued)

The Company filed two lawsuits before ICC claiming that the Company is not obliged to pay treasury share and ICTA Fee in accordance with the 8th and 9th Articles of the Concession Agreement, respectively, on discounts granted to distributors. On the both lawsuits, ICC has decided in favor of the Company. As stated in both of the Final Awards, the Company is not under obligation of paying Treasury Share and the Contribution to the expenses of Authority pursuant to Article of 8 and 9 of the Concession Agreement dated 10 March 2006. ICTA filed lawsuits for cancellation of these Final Awards. In both lawsuits, the Court decided in favor of the Company. ICTA appealed the decisions. The Company replied appeal requests. The Court of Cassation reversed the decisions of the First Instance Court. The Company has applied for the correction of the decision. The Court of Cassation rejected the request for correction of the decision of the Company. On the hearing dated 28 November 2012, the Local Court decided to accept the lawsuit in accordance with the reversal decision of The Court of Cassation. Full decisions are notified to the Company. The Company appealed the decisions.

Dispute on payments of additional treasury share payment for the period between 1 June 2004 and 9 March 2006

Turkish Treasury, through a letter which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 1 June 2004 and 9 March 2006, requested additional treasury share payment regarding the mentioned period. The Company initiated a lawsuit before ICC on 18 December 2009 in order to obtain a declaratory judgment on the Company is not obliged to pay TL 3,320 (equivalent to $1,862 as at 31 December 2012) of the requested amount and treasury share over the exchange differences arising from roaming revenue. The arbitral tribunal partially accepted the Company’s claims and decided that the Company is not obliged to pay TL 885 (equivalent to $496 as at 31 December 2012). The Company applied to arbitral tribunal for correction and interpretation of the award. The arbitral tribunal rejected this application. ICTA filed a lawsuit for cancellation of the in favor parts of the Final Award. Subsequently the Company filed a lawsuit for cancellation of the disadvantageous part of the Final Award. In the lawsuit initiated by the ICTA, the court decided to obtain an expert report. Both of the lawsuits are still pending.

ICTA, through a letter dated 14 May 2010 which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 1 June 2004 to 9 March 2006, requested additional treasury share payment of TL 4,909 (equivalent to $2,754 as at 31 December 2012) together with the penalty of TL 12,171 (equivalent to $6,828 as at 31 December 2012) on the ground that the treasury share and treasury share over the exchange differences arising from roaming revenue are not paid entirely.

On 26 May 2010, the Company, in order to provide the suspension of the payment, requested a preliminary injunction from the Civil Court of First Instance based on the grounds that the payment of additional treasury share payment of TL 4,909 (equivalent to $2,754 as at 31 December 2012) together with the penalty of TL 12,171 (equivalent to $6,828 as at 31 December 2012) is a pending case before ICC Arbitration Court. The Civil Court of First Instance accepted the Company’s request. ICTA raised an objection to the preliminary injunction and this objection has been rejected.

The Company filed a lawsuit before ICC on 27 January 2012 claiming the contradiction to law of the penalty of TL 12,171 (equivalent to $6,828 as at 31 December 2012) calculated over allegedly unpaid TL 4,909 (equivalent to $2,754 as at 31 December 2012) treasury share. The lawsuit is still pending.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on payments of additional treasury share payment for the period between 1 June 2004 and 9 March 2006 (continued)

ICTA, through a letter dated 19 October 2010 which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 10 March 2006 and 31 December 2008, requested treasury share of TL 72,527 (equivalent to $40,686 as at 31 December 2012) and conventional penalty of TL 205,594 (equivalent to $ 115,334 as at 31 December 2012). The Company paid TL 1,535 (equivalent to $861 as at 31 December 2012) of the aforementioned amount.

On 13 December 2010, the Company, in order to provide the suspension of the payment, requested a preliminary injunction from the Civil Court of First Instance based on the grounds that the payment of treasury share of TL 70,992 (equivalent to $39,825 as at 31 December 2012) and conventional penalty of TL 205,594 (equivalent to $115,334 as at 31 December 2012) is a pending case before ICC Arbitration Court. The Court accepted the Company’s request. ICTA’s objection against the decision has been rejected.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

The Company filed a lawsuit before ICC on 12 January 2011 regarding the part of treasury share which is not covered in the lawsuits previously finalized in favor of the Company and the conventional penalty of TL 205,594 (equivalent to $115,334 as at 31 December 2012). At the hearing held on 24 September 2012, expert witnesses of the parties have been questioned. The lawsuit is still pending.

Dispute on treasury share amounts which are absorbed due to retrospective board decisions taken by ICTA

In consequence of collection of treasury share from the Company without considering its payments to the other operators and some subscribers due to the retrospective procedure amendments of ICTA on both interconnection fees and some tariffs; the Company commenced a lawsuit on 5 August 2010 before ICC on the ground that treasury share which collected from diminishing returns are unlawful and deductions committed by the Company between the years 2006 - 2010 from the treasury share are rightful and claimed payment of TL 1,600 (equivalent to $898 as at 31 December 2012) and its interest to the overpayment amount which is paid under the name of treasury share, against ICTA due to its administrative act leading to this case and against Turkish Undersecretariat of Treasury and Turkish Ministry of Transport, Maritime Affairs, and Communications due to making benefit from aforementioned amount. ICC decided partially in favor of the Company in March 2012 and ordered that deductions committed by the Company between the years 2006 - 2010 from the Treasury Share are rightful, and ICTA should refund TL 1,371 (equivalent to $769 as at 31 December 2012) paid by the Company in this respect as Treasury Share and ICTA fee and reject the Company’s claim to refund TL 273 (equivalent to $153 as at 31 December 2012) paid as ICTA fee between 2006 - 2008. ICTA, Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications filed a lawsuit for cancellation of the Final Award. The lawsuit initiated by ICTA has been consolidated by the court with the lawsuit initiated by Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications.  The court rejected both lawsuits.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements prepared as at and for the period ended 31 December 2012 (31 December 2011: None).

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with the Ministry of Industry and Trade

Ministry of Industry and Trade notified the Company that the Company is not informing the subscribers properly before service subscriptions and content sales and charged administrative fine of TL 68,201 (equivalent to $38,259 as at 31 December 2012). On 24 August 2009, the Company initiated a lawsuit for the cancellation of the payment notification and related decision of the Ministry of Industry and Trade. The Court rejected the Company’s injunction request. The Court cancelled decision of the Ministry of Industry and Trade on 8 June 2010. Ministry of Industry and Trade appealed the decision. Council of State reversed the judgment of the Instance Court. The Company requested correction of the decision. Correction of the decision process is still pending.

On 14 December 2009, the Company filed a lawsuit for the injunction and cancellation of the payment order of TL 68,201 (equivalent to $38,259 as at 31 December 2012) with respect to the decision of Ministry of Industry and Trade. The Court decided to accept the case. Tax Administration appealed the decision. Council of State reversed the judgment of the Instance Court. The Company requested correction of the decision.  Correction of the decision process is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

Penalty of ICTA on value added services

On 1 March 2010, ICTA decided to initiate an investigation against the Company upon administrative fine of 31,822 TL (equivalent to $17,851 as at 31 December 2012) is revoked by the Ministry of Industry and Trade on the ground that the Company did not refund the subscribers who are unsubscribed in the period and did not demand content and this is contrary to the article 11/A of the law numbered 4077. The investigation report has been sent to the Company and the Company has submitted its written defense to ICTA.

On 13 January 2011, ICTA decided to apply administrative fine of TL 748 (equivalent to $420 as at 31 December 2012). Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment amounting to TL 561 (equivalent to $315 as at 31 December 2012) was made on 17 February 2011.

Dispute of Astelit with its distributor

Astelit and one of its distributors had an agreement for the sale of Astelit’s inventory to third parties. Under this agreement, the sale of products had to be performed within 30 days after delivery and proceeds from such sale had to be transferred to Astelit excluding commissions due to the distributor for performing the assignment. At a certain stage of the relationship under this agreement, the distributor began to violate its obligations for indebtedness for received, due but unpaid products.

Despite the distributor is factually a debtor under the agreement, the distributor filed a lawsuit against Astelit on recovery of HRV 106,443 (equivalent to $13,317 as at 31 December 2012), which is allegedly the sum of advance payment for undelivered goods. In the course of court proceedings, Astelit made a counterclaim on recovery of indebtedness in the amount of HRV 35,292 (equivalent to $4,415 as at 31 December 2012).

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute of Astelit with its distributor (continued)

As a result of consideration of two claims, the Court of First Instance in Kiev dismissed the claim of the distributor and sustained the counterclaim of Astelit. Subsequently, The Appeal Court of Kyiv repealed the decision of the Court of First Instance and dismissed the claim of Astelit and sustained the claim of the distributor on recovery of HRV 106,443 (equivalent to $13,317 as at 31 December 2012). The resolution of the High Commercial Court of Ukraine dated 20 October 2009 remained unaltered the appellate court’s ruling. Thereafter, Astelit management has filed a lawsuit against this conclusion in the Supreme Court of Ukraine, which is the supreme and final degree of jurisdiction against the resolution of the High Commercial Court of Ukraine.

In December 2009 the Supreme Court of Ukraine has revoked the previous court decisions and forwarded the court file to the Court of First Instance in Kiev to other judges for new legal proceedings. New legal proceedings started in February 2010. It was decided by the Court to conduct judicial expertise by specially authorized Kiev research institute of judicial expertise in order to define real indebtedness. After the expertise, the Court of First Instance in Kiev made the decision in favor of Astelit. The Court decision was appealed to Appeal Court of Kyiv by the distributor. Appeal proceeding was appointed on 1 November 2011. Appeal Court of Kyiv upheld the above judgment on 24 November 2011. Thus the decision became effective.

One of the banks in Ukraine (as a third party in the case) filed a cassation to the High Commercial Court of Ukraine. Having filed the cassation, the bank used its right to prevent any possible negative consequences to it, as former Guarantor and Creditor to the distributor of Astelit. On 26 March 2012, the High Commercial Court of Ukraine affirmed the previous court decisions. According to Ukrainian legislation, the distributor or the bank had a right to appeal a court decision to the Supreme Court of Ukraine within three months from the date of judgement of the High Commercial Court of Ukraine, but did not use the right.

Management believes that such conclusion of the courts has proper legal basis. Accordingly, the Company has not recorded any accruals with respect to this matter in its consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

Dispute of Astelit related to withholding tax on interest expense

Ukrainian Tax Administration sent a tax notice to Astelit stating that withholding tax rate on interest expense for the loan agreement with Euroasia should be 10% for the year 2009. According to Ukrainian legislation and Convention on avoiding double taxation between Ukraine and the Netherlands, Astelit paid withholding tax at 2%. Astelit filed a suit to cancel tax notice, which imposed Astelit to pay additional HRV 11,651 (equivalent to $1,458 as at 31 December 2012). On 10 March 2011, the Appeal Court of Kyiv has upheld the decision of the Administrative Court of First Instance which decided in favor of Astelit on 30 November 2010. Ukrainian Tax Administration appealed the case. The High Administrative Court of Ukraine postponed the date of court ; the date of next court sitting is not appointed yet.

Based on the management opinion, provision amounting to $3,389 is set for the risks belonging to years 2009, 2010, 2011 and 2012 in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: $2,702).

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on VAT and SCT on roaming services

On 21 October 2009, based on the Tax Investigation Reports dated 2 October 2009, Presidency of Large Taxpayers Office, Audit Group Management notified the Company that VAT and SCT should be calculated on charges paid to international GSM operators for the calls initiated by the Company’s subscribers abroad and collect from the subscribers and requested TL 255,298 (equivalent to $143,217 as at 31 December 2012) for the period from April 2005 to July 2009, and for an interest to be calculated until the payment date. The Company filed a lawsuit for the cancellation of the aforementioned request. Based on the settlement between the Company and Ministry of Finance, the Company has withdrawn from the lawsuits.

As a result of the settlement made with Ministry of Finance Settlement Commission on 1 June 2010, penalty fee has been settled at TL 20,163 (equivalent to $11,311 as at 31 December 2012) and late payment interest expense was settled at TL 15,998 (equivalent to $8,975 as at 31 December 2012) and related payment was made on 27 July 2010.

Dispute on VAT and SCT regarding Shell & Turcas Petrol AS campaign

The Company and Shell&Turcas Petrol A.S. signed an agreement on 27 November 2007 where eligible subscribers can get free counters and minutes from the Company or free oil from Shell&Turcas Petrol AS.

As a result of the tax investigation, Tax Controllers notified that VAT and special communication tax are not calculated over the free counters and minutes and imposed special communication tax amounting to TL 1,214 (equivalent to $681 as at 31 December 2012) and tax penalty of TL 1,822 (equivalent to $1,022 as at 31 December 2012) and VAT amounting to TL 874 (equivalent to $490 as at 31 December 2012) and tax penalty of TL 1,315 (equivalent to $738 as at 31 December 2012). On 16 September 2009, the Company filed lawsuits for the cancellation of the tax penalty. The court decided to accept the case. Tax Administration appealed the decisions. The appeal process is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None)

Lawsuit initiated by Mep Iletisim ve Dis Ticaret AS

On 31 December 2008, Mep Iletisim ve Dis Ticaret AS, which is former distributor of the Company and whose agreement is no longer valid, initiated a lawsuit against the Company claiming that it has a loss of TL 64,000 (equivalent to $35,903 as at 31 December 2012) due to the applications of the Company and requested TL 1,000 (equivalent to $561 as at 31 December 2012) and remaining amount to be reserved. An expert report from committee of experts appointed by the Court has been submitted to the Court. The Court decided to obtain a supplementary report from the same committee. In the supplementary expert report submitted to the file by the committee, the damages amounting to TL 64,000 (equivalent to $35,903 as at 31 December 2012) claimed by Mep Iletisim ve Dis Ticaret A.S. was calculated as TL 16,700 (equivalent to $9,368 as at 31 December 2012). Mep Iletisim ve Dis Ticaret AS increased its claim and demanded TL 16,700 (equivalent to $9,368 as at 31 December 2012) from the Company. The lawsuit is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain and a reliable estimate of the amount of the obligation, if any, cannot be made; thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Decisions of ICTA on tariff plans

On 15 November 2009, ICTA notified that the Company has changed the conditions of a tariff plan after the launch and shall reimburse overcharged amounts to the subscribers. On 1 February 2010, the Company initiated a lawsuit for stay of execution and the cancellation of the decision of ICTA. The Court rejected the Company’s stay of execution request. The Company objected to this decision. The Court rejected the objection request of the Company. The case is still pending.

Amount to be reimbursed to the subscribers is calculated as TL 15,660 (equivalent to $8,785 as at 31 December 2012) and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2009. Reimbursement to subscribers was made in January 2010.

On 17 May 2010, ICTA decided to impose TL 802 (equivalent to $450 as at 31 December 2012) administrative fine against the Company on the ground that one of the tariff option of the Company contradicts the board decision which sets lower limit to the on-net tariffs. The payment was made within 1 month following the notification of the decision of ICTA. Therefore, 25% discount was applied and TL 601 (equivalent to $337 as at 31 December 2012) as fine on 21 June 2010. Besides, the Company filed a lawsuit on 21 July 2010 in request for the cancellation of fine. The Court overruled the stay of execution request and the Company objected to this decision. The Court rejected the objection request of the Company. The Court rejected the lawsuit. The Company appealed the decision. The state of Council rejected the stay of execution request of the First Instance Court’s decision. The appeal process is still pending.

On 8 March 2010, ICTA informed the Company that an investigation took place on another tariff plan. As a result of the investigation, ICTA decided to apply administrative penalty amounted TL 26,483 (equivalent to $14,856 as at 31 December 2012) to the Company on 22 September 2010. Administrative fine was paid within 1 month following the notification of the decision of ICTA. Therefore, 25% discount was applied and TL 19,862 (equivalent to $11,142 as at 31 December 2012) is paid as a fine on 7 December 2010. The Company initiated a lawsuit to suspend the execution of administrative fine and cancellation, on 10 December 2010. The Court overruled the stay of execution request and the Company objected to this decision. On 17 February 2011, the Regional Ankara Administrative Court accepted the objection and decided to suspend the execution. ICTA reimbursed the paid amount on 30 March 2011. The lawsuit is still pending.

Amount to be reimbursed to the subscribers is calculated as TL 13,432 (equivalent to $7,535 as at 31 December 2012) for the year 2010 and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2010. Reimbursement to subscribers was made in February 2011 amounting to TL 7,137 (equivalent to $4,004 as at 31 December 2012). As a result of the aforementioned Court decision for the stay of execution dated 17 February 2011, the Company decided not to reimburse remaining TL 6,295 (equivalent to $3,531 as at 31 December 2012).

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Decision of ICTA regarding telephone directory and unknown numbers service

On 7 July 2010, ICTA decided to fine the Company by TL 401 (equivalent to $225 as at 31 December 2012) and transfer back all kinds of software, hardware, infrastructure and equipment which make available the telephone directory and unknown numbers service to the ownership of the Company from its wholly owned subsidiary on the ground that ownership of the whole system related to telephone directory and unknown number service is not pertain to the Company. Administrative fine was paid within 1 month following the notification of the decision of ICTA. Therefore, 25% discount was applied and TL 301 (equivalent to $169 as at 31 December 2012) as fine on 7 September 2010.

The Company filed a lawsuit on 22 September 2010 for the stay of execution and cancellation of the administrative fine. The Court overruled the stay of execution request of the Company and the Company objected to this decision. The Court rejected the lawsuit. The Company appealed the decision. The State of Council rejected the stay of execution request of the First Instance Court’s decision. The appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

Dispute with the Competition Board regarding the business practices with distributors

On 11 November 2009, Competition Board decided to initiate an investigation against the Company on the ground that the Company, through its applications to its distributors, violates the related clauses of the Competition Act numbered 4054. Within the context of the investigation, the Company submitted its statement of defense. The investigation took place as an on-site examination and inspection in March 2010. The Competition Board decided to examine the claims of Vodafone regarding this investigation within the context of this file. Besides, the Company’s action concerning abuse of dominant position in the wholesale or retail market of simcard, unit card, digital unit, activation and other subscriber services by obstructing the activity of Avea is examined in the context of this investigation and Avea is accepted as a complainant. Investigation report is submitted to the Company in August 2010 and the Company submitted its defense statement to the Board. Additional Written Opinion is submitted to the Company in February 2011 and the Company submitted its written defense to Additional Written Opinion within the due date. The Company submitted its verbal defense to Competition Board on 31 May 2011.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with the Competition Board regarding the business practices with distributors (continued)

On 9 June 2011 Competition Board clarified its decision that the Company violates competition rules in GSM market and fined the Company amounting to TL 91,942 (equivalent to $51,577 as at 31 December 2012). On 8 December 2011, the Company filed a lawsuit for annulment of the decision. The Company has requested a stay of execution for the Competition Board decision. The Council of State accepted the request of the Company for stay of execution for the part of the Competition Board decision fining the Company amounting to TL 91,942 (equivalent to $51,577 as at 31 December 2012) but rejected the request for the parts of the decision determining that the Company abused its dominant position with its practices subject to the Competition Board decision and have to end the violation. The lawsuit is still pending. On 9 March 2012, payment order has been sent to the Company by the Tax Office. The Company filed a lawsuit for cancellation of the payment order on 13 March 2012. The Court accepted the Company’s stay of execution request until the Tax Office’s legal argument is submitted to the Court. Upon submission of the Tax Office’s legal argument to the Court, the Court rejected the request of the Company for stay of execution. The Company objected to the Court’s decision. The objection was dismissed. The Company requested a stay of execution for the second time but the Court rejected the request. The Company objected to the Court’s decision, but the objection was dismissed. The Company’s deposit amounting to TL 91,942 (equivalent to $51,577 as at 31 December 2012) is blocked by the Tax Office with respect to the payment order.

Pamuk Elektronik, a former dealer of the Company whose contract have been terminated, initiated a lawsuit against the Company on 19 December 2011 claiming TL 2,100 (equivalent to $1,178 as at 31 December 2012) by reserving its rights for surpluses on the ground that the Company caused that damage by unjust termination of the contract and actions which are stated in the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $51,577 as at 31 December 2012) administrative fine to the Company. The Company replied in due time. On 19 April 2012, the court decided to reject the lawsuit with the reason that the dispute must be solved with arbitration procedure because of the term in the agreement. Pamuk Elektronik appealed the case. The Company submitted its answer to the appeal. Appeal process is still pending.

Dogan Dagitim AS filed a lawsuit against the Company on 5 June 2012 claiming TL 110,484 (equivalent to $61,979 as at 31 December 2012) together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company caused that damage by its applications to its distributors and dealers which constituted a violation of the law no. 4054 and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $51,577 as at 31 December 2012) administrative fine to the Company. The Company submitted its reply statement within the terms provided by the law. The lawsuit is pending.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with the Competition Board regarding the business practices with distributors (continued)

Mep Iletisim ve Dis Ticaret AS which is in liquidation filed a lawsuit against the Company on 30 July 2012 claiming TL 1,200 (equivalent to $673 as at 31 December 2012) together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company caused that damage by its applications to its distributors and dealers which constituted a violation of the law no. 4054 and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $51,577 as at 31 December 2012) administrative fine to the Company.  The Court decided to consolidate this lawsuit with the first lawsuit initiated by Mep Iletisim ve Dis Ticaret AS on 31 December 2008.

Mobiltel Iletisim Hizmetleri Sanayi ve Ticaret AS (“Mobiltel”) filed a lawsuit against the Company on 17 August 2012 claiming TL 500 (equivalent to $280 as at 31 December 2012) together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company gives exclusive competence to its sub-dealers and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $51,577 as at 31 December 2012) administrative fine to the Company and that Mobiltel, which is the distributor of Avea, was not able to sale any product to the sub-dealers which were given exclusive competence by the Company. The lawsuit is pending.

Avea filed a lawsuit against the Company on 31 October 2012 claiming TL 1,000 (equivalent to $561 as at 31 December 2012) together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company caused that damage by its applications to its distributors and dealers which constituted a violation of the law no. 4054 and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $51,577 as at 31 December 2012) administrative fine to the Company.  The lawsuit is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligations are less than probable, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

Investigation of ICTA based on the complaint of a subscriber

ICTA decided to initiate an investigation through its decision dated 12 May 2010 based on the complaint of Ozalp Insaat Pazarlama Tic. Ltd. Sti., and requested certain information and documents from the Company. The Company provided its response related to the matter to ICTA. Investigation report is notified to the Company and the Company has submitted its defense statement to ICTA within the due date.

On 13 January 2011, ICTA decided to impose administrative fine to the Company amounting to TL 8,016 (equivalent to $4,497 as at 31 December 2012) for making some subscribers suffer and TL 2,004 (equivalent to $1,124 as at 31 December 2012) for misinforming the Authority. Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment totaling to TL 7,515 (equivalent to $4,216 as at 31 December 2012) is made on 17 February 2011. The Company filed two lawsuits on 14 March 2011 for the stay of execution and cancellation of the administrative fine. The stay of execution requests have been rejected in the lawsuits. The Company objected to the decisions. The objections were rejected. The Courts dismissed both cases. The Company appealed both cases. The State of Council rejected the injunction requests of the First Instance Courts’ decisions.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute regarding the fine applied by ICTA regarding breaching confidentiality of personal data and relevant legislation which is launched by ICTA

ICTA decided to launch preliminary investigation on breaching confidentiality of personal data and relevant legislation, within the context of the news in the press regarding unlawful wiretapping. ICTA authorities made an on-site inspection in July 2010. On 22 September 2010, ICTA decided to launch an investigation against the Company for detailed examination of the matter. Information and documents demanded by ICTA were submitted to the ICTA. In January 2011, investigation report was sent to the Company. The Company submitted its written defense within the due date. ICTA, with its decision which was delivered to the Company on 6 June 2011, decided to impose an administrative fine to the Company amounting to TL 11,225 (equivalent to $6,297 as at 31 December 2012). Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 8,418 (equivalent to $4,722 as at 31 December 2012) was paid on 5 July 2011. On 24 August 2011, the Company filed a lawsuit for the annulment of the decision with stay of execution request. The Court rejected the case. The Company appealed the decision.

Dispute on treasury share in accordance with the amended license agreement

Based on the law enacted on 3 July 2005 with respect to the regulation of privatization, gross revenue description used for the calculation of treasury share has been changed. According to this new regulation, accrued interest charges for the late payments, taxes such as indirect taxes, and accrued revenues are excluded from the description of gross revenue. Calculation method of gross revenue for treasury share stipulated in the law according to the new regulation shall be valid as of the application date of the Company with the claim of amendment of its license agreement in compliance with the said Law. In the meanwhile, the Company realized the payments including above-mentioned items between 21 July 2005 and 10 March 2006, when the amendment in license agreement was effective.

On 9 June 2008, the Company filed a lawsuit before Administrative Court for the difference between the aforementioned period amounting to TL 102,649 (equivalent to $57,584 as at 31 December 2012) and interest amounting to TL 68,276 (equivalent to $38,301 as at 31 December 2012) till to the date the case is filed. The Administrative Court rejected the case with the reason that there is not any definite and executable process and the Company appealed the decision. The Council of State rejected the appeal request. The Company requested correction of the decision. The correction of the decision process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on treasury share in accordance with the amended license agreement (continued)

Based on the 9th article of the license agreement dated 10 March 2006, the Company has been obliged to pay 0.35% of its yearly gross revenue once a year as ICTA Fee. However, in the previous license agreement, the Company was obliged to pay 0.35% of its yearly gross revenue after deducting treasury share, universal service fund and other indirect taxes from the calculation base whereas in the new agreement, these aforementioned payments are not deducted from the base of the calculation. Therefore, on 12 April 2006, the Company has initiated a lawsuit for the cancellation of the 9th article of the new license agreement. On 10 March 2009, the Court rejected the case. The Company appealed the decision. Appeal process is still pending.

Dispute on ICTA fee payment based on the amended license agreement

On 21 June 2006, ICTA notified the Company that the ICTA fee for the year 2005 which had been already paid in April 2006 should have been calculated according to the new license agreement dated 10 March 2006 instead of the previous license agreement which was effective in the year 2005. Therefore, ICTA requested the Company to pay additional TL 4,011 (equivalent to $2,250 as at 31 December 2012) and its accrued interest. The Company made the payment and initiated a lawsuit for the injunction and cancellation of the aforesaid decision of ICTA on 28 August 2006. On 24 July 2009, the Court decided in favor of the Company and annulled additional payment request of ICTA. The ICTA appealed the decision. The Council of State reversed the decision with the reason that the case shall be settled by arbitration. ICTA applied for the correction of the decision. The Company received the related principal amount of TL 4,011 (equivalent to $2,250 as at 31 December 2012) on 8 February 2010 and recorded income in the consolidated financial statements as at and for the year ended 31 December 2009. Upon the reversal decision of the Council of State, ICTA re-claimed the aforementioned amount which returned to the Company in accordance with the first instance court decision. The Company paid back the aforementioned amount with its accrued interest on 24 January 2013.

On the other hand, as the interest was not paid with the payment that ICTA made on 8 Februrary 2010, the Company initiated a lawsuit on 17 March 2010, for the accrued interest amounting to TL 3,942 (equivalent to $2,211 as at 31 December 2012) for the time being devoid of the amount which was paid to the ICTA. The Court decided in favor of the Company for the part of TL 1,392 (equivalent to $781 as at 31 December 2012) of the compensation request. ICTA appealed the decision. The Company also appealed the decision’s rejected part. The appeal process is still pending. The Company received the aforementioned amount on 18 May 2011 and recorded as income in the consolidated financial statements as at and for the year ended 31 December 2011. Upon the re-pay request of the ICTA, the Company paid back the aforementioned amount on 24 January 2013.

The Company has accrued a provision for the principal amount and the accrued interest amounting to TL 9,721 (equivalent to $5,453 as at 31 December 2012) in the consolidated financial statements as at and for the year ended 31 December 2012 (31 December 2011: None).

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Penalty issued to Turkcell Superonline regarding trenching activities

On 13 January 2011 and 28 October 2011 Ankara Municipality issued penalties of TL 8,863 (equivalent to $4,972 as at 31 December 2012) and TL 235 (equivalent to $132 as at 31 December 2012) to Turkcell Superonline related to trenching activities.

Turkcell Superonline filed a lawsuit against Ankara Municipality in order to cancel penalties. Request of Turkcell Superonline regarding stay of execution was rejected. Turkcell Superonline objected the decision. The objections related to penalty issued on 13 January 2011 amounting to TL 8,863 (equivalent to $4,972 as at 31 December 2012) were also rejected by Regional Administrative Court. In addition, Turkcell Superonline filed a lawsuit against Ankara Municipality in order to cancel penalty which was issued on 28 October 2011 amounting to TL 235 (equivalent to $132 as at 31 December 2012); request of Turkcell Superonline regarding execution of suspension was rejected.

The case that is filed before the Ankara Administrative Courts for the annulment of penalties has been concluded. According to the decision which has been notified to Turkcell Superonline on 31 July 2012, penalties amounting to TL 9,098 (equivalent to $5,104 as at 31 December 2012) have been cancelled by the court. Ankara Metropol Municipality appealed the decision.

Order of payment notified to Turkcell Superonline according to universal service fund

On 24 October 2011, Beykoz Tax Administration notified Turkcell Superonline with an order of payment amounting to TL 1,192 (equivalent to $669 as at 31 December 2012) for insufficient payments made by Superonline Uluslararasi for universal service fund related to years of 2005, 2006, 2007 and 2008. Four legal cases have been filed as of 31 October 2011 to revoke payment orders. Based on the management decision, TL 1,203 (equivalent to $675 as at 31 December 2012) was paid on 7 December 2011 with its accrued interest. On 21 December 2011, based on the scope of Share Purchase Agreement, Turkcell Superonline sent a notice in order to receive payment from Demir Toprak İth.İhr. ve Tic. AS, Sınai ve Mali Yatırımlar Holding AS and Endüstri Holding AS. No payment has been received as of 31 December 2012.

Said payment shall be reimbursed in case of execution of suspension or the Court’s decision in favor of Turkcell Superonline.

Dispute with Avea on SMS interconnection termination fees

On 22 December 2006, Avea initiated a lawsuit against the Company claiming that although there was an agreement between the Company and Avea stating that both parties would not charge any SMS interconnection termination fees, the Company has charged SMS interconnection fees for the messages terminating on its own network and also assumed liabilities for the SMS terminating on Avea’s network and made interconnection payments to Avea after deducting the net balance of those SMS charges and accruals. Avea requested provisions of Interconnection Agreement regarding SMS pricing to be applied and requested collection of its losses amounting to nominal amount of TL 6,480 (equivalent to $3,635 as at 31 December 2012) for the period between January 2006 and August 2006 with its accrued interest till payment. On 25 November 2008, the Court decided in favor of Avea. The Company has appealed the decision. Supreme Court of Appeal reversed the judgment of the Local Court. The Company has applied for the correction in terms of justification of the decision for the Supreme Court’s reversal decision. Avea has also applied for the correction of the decision. Supreme Court rejected the request for correction of the decision of Avea, and partially accepted the Company’s demand. On 13 December 2011, the Local Court decided to accept the lawsuit again. The Company appealed the decision. Appeal process is still pending.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with Avea on SMS interconnection termination fees (continued)

The Company has paid the principal of TL 6,480 (equivalent to $3,635 as at 31 December 2012), late payment interest of TL 5,103 (equivalent to $2,863 as at 31 December 2012) and related fees of TL 524 (equivalent to $294 as at 31 December 2012) on 30 March 2009.

In line with the court decision stating that charging SMS interconnection termination fees violates the agreement between the Company and Avea, neither SMS interconnection revenue nor SMS interconnection expense has been recognized from February 2005 to 23 March 2007.

Moreover, the Company applied to ICTA for the determination SMS interconnection termination fees and starting from 23 March 2007, the Company has applied the SMS interconnection termination fees announced by ICTA until January 2009. ICTA determined new SMS termination rate in January 2009 upon the application of Avea.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

Dispute with T-Medya

Arbitration procedures regarding three real estates which are in the ownership of the Company in Izmir, Adana and Ankara, are commenced with the letter dated 13 August 2010 against T-Medya who is the lessee of the real estates and delinquent for the period between 2003-2010 rental period, to collect the unpaid rentals and its accrued interest in the amount of TL 8,914 (equivalent to $5,001 as at 31 December 2012). The arbitration processes are still pending. The arbitral tribunal decided to extend arbitration process until 8 October 2013.

A bad debt reserve for the receivable amount of 6,418 TL (equivalent to $3,600 as at 31 December 2012) for T-Medya has been recognized in the financial statements of the Company as at and for the period ended 31 December 2012 in accordance with the bad debt policy of the Company.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation initiated by ICTA upon a complaint of subscriber on international roaming campaigns

On 30 December 2010, ICTA launched an investigation upon a complaint of a consumer regarding the Company’s billing and pricing practices. ICTA looks over the pricing and billing problems stem from the international roaming campaigns within 2009 and 2010. ICTA requested information about the campaigns and the Company submitted its explanations on the issue to ICTA. On 5 July 2011, Investigation Report is submitted to the Company. The Company submitted its defense statement to ICTA within the due date.

ICTA notified the Company on 26 January 2012, to impose an administrative fine amounting to TL 6,847 (equivalent to $3,841 as at 31 December 2012). Since the administrative fine was paid on 24 February 2012 within 1 month following the notification of the decision of ICTA, 25% discount was applied.

Investigation initiated by ICTA regarding number portability

On 26 January 2011, ICTA launched an investigation regarding “rejection of number portability requests” and “compatibility of reasons to those rejections with Number Portability Regulation”. On 23 May 2011, Investigation Report is submitted to the Company. The Company submitted its defense statement to ICTA within due the date.

On 27 October 2011, ICTA decided to impose administrative fine to the Company amounting to TL 981 (equivalent to $550 as at 31 December 2012) for acting incompatibility to the “rejection of number portability requests” and TL 2,004 (equivalent to $1,124 as at 31 December 2012) for giving false information the Authority. Since the administrative fine was paid on 25 January 2012 within 1 month following the notification of the decision of ICTA, 25% discount was applied.

Investigation initiated by ICTA upon complaint of subscriber of data tariffs’ charging

On 9 March 2011, ICTA opened an investigation upon a complaint of a consumer regarding the Company’s miss charging of data tariffs. On 6 June 2011, Investigation Report is submitted to the Company. The Company submitted its defense statement to ICTA within the due date.

ICTA notified the Company on 3 October 2011, to impose an administrative fine amounting to TL 1,645 (equivalent to $923 as at 31 December 2012). Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment totaling to TL 1,234 (equivalent to $692 as at 31 December 2012) was made on 1 November 2011. The Company filed a lawsuit on 2 December 2011 for the stay of execution and cancellation of the administrative fine. The stay of execution request has been rejected. The Company objected to the decision. The Regional Ankara Administrative Court rejected the objection. The Court rejected the case. The Company appealed the decision.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation initiated by ICTA regarding the Company’s compatibility to ICTA’s regulations and decisions

On 17 February 2011, ICTA launched an investigation on compatibility of the Company to the regulation: “Terms and Conditions on Updating Subscribers Records and Subscription Processes of End Users”, and ICTA’s decision on limitation of number of subscriptions, dated 27 October 2009. On 23 March 2011, ICTA carried out an inspection in the Company. On 26 September 2011, Investigation Report is submitted to the Company. The Company submitted its defense statement to ICTA within the due date. According to the decision taken by ICTA on 21 March 2012, the Company was fined a total amount of TL 8,173 (equivalent to $4,585 as at 31 December 2012) for not complying with aforementioned and relevant regulations. Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 6,129 (equivalent to $3,438 as at 31 December 2012) was paid on 5 June 2012.

Investigation of ICTA on the implementation of article 18 of “By-law on Consumer Rights in the Electronic Communications Sector”

On 22 February 2011, ICTA decided to investigate compatibility of Company’s practices regarding the “cancellation procedure” which is regulated at article 18 of the By-law on Consumer Rights in the Electronic Communications Sector. Investigation Report is submitted to the Company and the Company submitted its defense statement to ICTA within the due date.

ICTA, with its decision which was notified to the Company on 19 August 2011, decided to impose an administrative fine amounting to TL 11,442 (equivalent to $6,419 as at 31 December 2012). Since the administrative fine paid within 1 month following the notification of the decision of ICTA, 25% discount applied and TL 8,581 (equivalent to $4,814 as at 31 December 2012) is paid in total on 15 September 2011. On 18 October 2011, the Company filed a lawsuit for the annulment of the decision with stay of execution request. The Court rejected the request of the Company for stay of execution. The Company objected to the decision. The objection was dismissed. The court rejected the lawsuit. The Company will appeal the decision.

Investigation of ICTA regarding access failures on emergency call services

On 16 June 2011, ICTA decided to initiate an investigation in order to evaluate the Company’s access failures realized on emergency call services which are deemed as critically important for end-users.  Investigation Report is submitted to the Company on 28 December 2011 and the Company submitted its defense statement to ICTA within the due date.

On 26 June 2012, ICTA decided to impose administrative fine to the Company amounting to TL 1,809 (equivalent to $1,015 as at 31 December 2012) with the reasons that the Company has not given priority to the failures and has not given the requested information for the investigation in due time. Since the administrative fine was paid within 1 month beginning from the notification of the decision of ICTA, 25% discount was applied and TL 1,357 (equivalent to $761 as at 31 December 2012) was paid on 3 October 2012. The Company filed two lawsuits on 5 November 2012 for the stay of execution and cancellation of the decision. The Court rejected the Company’s stay of execution demand on the file opened for the cancellation of the administrative fine which was imposed to the Company with the reason that the Company has not given priority to fix the failures. The Company objected to the decision.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation of ICTA regarding 3G advertisements

On 7 July 2011, ICTA decided to initiate an investigation in order to evaluate whether 3G related advertisements of the Company violates ICTA’s decision prohibiting GSM operators not to make comparative 3G advertisement. On 16 August 2011, Investigation Report is submitted to the Company. The Company submitted its defense statement to ICTA within the due date.

On 27 October 2011, ICTA decided to impose administrative fine to the Company amounting to TL 106 (equivalent to $59 as at 31 December 2012) for violating ICTA’s decision prohibiting GSM operators not to make comparative 3G advertisement. Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 80 (equivalent to $45 as at 31 December 2012) was paid on 20 December 2011.

Investigation of ICTA regarding “Atlas of Places Only Turkcell Covers” distributed with Tempo magazine

On 2 November 2011, ICTA decided to initiate an investigation regarding “Atlas of Places Only Turkcell Covers” which locations marked on the map of Turkey with “only” Turkcell coverage. ICTA decided to evaluate the advertisement whether the public and consumers are being misinformed or not.

On 21 March 2012, Investigation Report was submitted to the Company. The Company submitted its defense statement to ICTA within the due date. ICTA, with its decision which was notified to the Company on 6 August 2012, decided to impose an administrative fine amounting to TL 1,635 (equivalent to $917 as at 30 September 2012). Since the administrative fine paid within 1 month following the notification of the decision of ICTA, 25% discount applied and TL 1,226 (equivalent to $688 as at 31 December 2012) was paid on 4 September 2012. The Company filed a lawsuit on 2 October 2012 for stay of execution and for the annulment of the decision. The court rejected the stay of execution request. The company objected the decision. The objection was rejected.

Dispute with Turk Telekom with respect to numbers beginning with 444

The Company filed a lawsuit on 25 April 2008 against Turk Telekom to collect TL 1,777 (equivalent to $997 as at 31 December 2012) including principal, overdue interest and delay fee which has been collected by Turk Telekom within the period of March 2007 - February 2008 by pricing the calls started from the Company’s network and terminated at the numbers in form of “444 XX XX” which are assigned to the Company’s subscribers in accordance with special service call termination tariff. The Court decided in favor of the Company on 23 March 2011. Turk Telekom appealed the decision and the Company replied the appeal request. The Court of Cassation approved the decision of the First Instance Court. Turk Telekom applied for the correction of the decision. The Company replied this request. The correction of the decision process is still pending.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with Turk Telekom with respect to numbers beginning with 444 (continued)

The Company filed an enforcement proceeding on 12 May 2011 against Turk Telekom to collect TL 11,511 (equivalent to $6,457 as at 31 December 2012) including principal amounting to TL 8,024 (equivalent of $4,501 as at 31 December 2012), overdue interest amounting to TL 2,343 (equivalent of $1,314 as at 31 December 2012) and late payment fee amounting to TL 1,144 (equivalent to $642 as at 31 December 2012) which has been collected by Turk Telekom within the period of March 2008 - March 2010 by pricing the calls started from the Company’s network and terminated at the numbers in form of “444 XX XX” which are assigned to the Company’s subscribers in accordance with special service call termination tariff. Turk Telekom objected the enforcement proceeding and the enforcement proceeding has been held. The Company filed a lawsuit for cancellation of objection on 13 September 2011 against Turk Telekom. The case is still pending.

Turk Telekom, filed thirteen enforcement proceedings to collect the total amount of TL 31,682 (equivalent to $17,773 as at 31 December 2012) composed of principle, overdue interest and delay fee which was unpaid by the Company because of the overly accrue by Turk Telekom for the calls terminated at the numbers in form of “444 XX XX” and videocall, data reconciliation and 118-32 service invoice costs for periods of April 2010-November 2011. The Company objected the enforcement proceedings. Turk Telekom filed six nullity of objection lawsuits for the six enforcement proceedings which were initiated for the period April 2010-April 2011, claiming the total amount of TL 17,752 (equivalent to $9,958 as at 31 December 2012) composed of principle, overdue interest and delay fee with enforcement proceeding denial compensation which is 40% of the receivable balance. Upon examination of three of the lawsuits, the First Instance Court decided to consolidate the lawsuits under the first lawsuit initiated by Turk Telekom. The court decided to obtain expert reports in two lawsuits. The expert reports are in favour of the Company. The court decided to obtain supplementary expert reports. The lawsuits are still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

On 7 December 2011, Turk Telekom initiated a lawsuit on the ground that the Company did not direct the calls in form of “444 XX XX” to Turk Telekom and terminated at its own network and requested TL 1,000 (equivalent to $561 as at 31 December 2012) monetary compensation by reserving its right for surpluses. The court decided to obtain an expert report. The lawsuit is pending.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with Turk Telekom with respect to Volume-Based Discount Agreement

The Company and Turk Telekom have signed the “Volume-Based Discount Promotion for User with Low-Use Commitment Agreement”. However, Turk Telekom did not apply the discount for the period between January-April 2011. The Company filed a lawsuit on 23 February 2012 to collect TL 4,530 (equivalent to $2,541 as at 31 December 2012) including principal, overdue interest and delay fee which has been overly collected by Turk Telekom within the period of January-April 2011 in contravention of the rules of “Volume-Based Discount Promotion for User with Low-Use Commitment Agreement”. The Court decided to obtain an expert report. The expert committee submitted their report to the Court. At the hearing dated 18 December 2012 the court decided in favor of the Company for the part of TL 640 (equivalent to $359 as at 31 December 2012) and rejected the remaining part. Turkcell will appeal the decision’s rejected part.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

Dispute with MTN

In 2004, the Company was awarded Iran’s first private GSM license through an international tender. Subsequently the Company was barred from concluding its license arrangement, and Iran entered into a license agreement with the South Africa based operator MTN, instead of the Company. With respect to newly received information by the Company indicating that the signing of the license agreement with MTN instead of the Company was a consequence of MTN’s actions at that time. In light of the harm caused by MTN’s actions to both the Company and to its shareholders, the Company filed a lawsuit against MTN on 28 March 2012 seeking the compensation of such damages.

Considering extensive business dealings of both companies in the United States and due to the allegations that MTN breached rules of international law, the lawsuit has been filed in United States District Court for the District of Columbia. The lawsuit is pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

Dispute with ICTA regarding annual radio utilization fees

The Company filed a lawsuit before ICC in April 2012, claiming that the Company is not obliged to pay treasury share and ICTA Fee in accordance with the 8th and 9th Articles of the Concession Agreement, respectively, on annual utilization fees deducted from the prepaid subscribers and return of overpaid TL 5,852 (equivalent to $3,283 as at 31 December 2012) treasury share for the period between August 2011 and February 2012. The lawsuit is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation of ICTA regarding campaign notifications

On 2 July 2012, ICTA decided to initiate an investigation regarding some of the tariffs and campaigns of the Company applied in 2011. ICTA decided to evaluate whether these tariffs and campaigns were consistent with tariff notification procedures and regulations or not. Investigation period has been determined as 4 months. On 30 October 2012, Investigation Report was submitted to the Company. The Company submitted its defence statement to ICTA within the due date.

Investigation of the Competition Board regarding vehicle tracking services

The decision of the Competition Board dated 2 April 2008 regarding exclusive vehicle tracking services of the Company, was cancelled by the Council of State. The Competition Board decided to initiate an investigation regarding the issue. The investigation report has been sent to the Company on 31 July 2012 and the investigation took place as an on-site examination and inspection. The Company has submitted its written defence to the Competition Board within due date.

Administrative fine imposed by the ICTA regarding base stations

Istanbul Regional Directorate of ICTA, has decided to impose an administrative fine to the Company in the amount of TL 2,057 (equivalent to $1,154 as at 31 December 2012), on the ground that the measurement reports of 484 base stations was not submitted to the ICTA by the Company in the 30-day period pursuant to the regulations, after commissioning of systems are activated. The Company filed a lawsuit on 25 April 2008 for stay of execution and for the annulment of the decision. The court rejected the lawsuit. The Company appealed the decision. The Council of State reversed the first instance court’s decision on the ground that Istanbul Regional Directorate of ICTA has not been authorized to impose aforementioned administrative fine. Then the ICTA gave the same decision with the Regional Directorate gave before and imposed an administrative fine to the Company in the amount of TL 2,057 again (equivalent to $1,154 as at 31 December 2012) pursuant to the regulations in force in the relevant time by its decision which was notified to the Company on 5 December 2012. The Company filed a lawsuit for stay of execution and for the annulment of the decision.

Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 1,542 (equivalent to $865 as at 31 December 2012) was paid on 3 January 2013. Thus the Company has accrued a provision amounting to 1,542 (equivalent to $865 as at 31 December 2012) in the consolidated financial statements as at and for the year ended 31 December 2012 (31 December 2011: None).

Inspection Regarding ICTA decision on automatically renewed periodic services

The Company has been inspected in order to determine whether it operates in accordance to former decisions of ICTA Board on automatically renewed periodic services. The report regarding the inspection has been sent to the Company on 30 October 2012. The Company has submitted its written defence within due date. After defence proceedings, ICTA decided that the Company didn’t send the mandatory messages to the subscribers in most of the automatically renewed periodic services and imposed a fine amounting TL 1,666 (equivalent to $935 as at 31 December 2012). Thus the Company has accrued a provision amounting to 1,234 (equivalent to $692 as at 31 December 2012) in the consolidated financial statements as at and for the year ended 31 December 2012 (31 December 2011: None).

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

33.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Tax penalty as a result of tax investigation regarding deduction of Investment Incentive in Corporate Tax Base Calculation of the year 2007

Investment incentive amount taken into consideration for 2007 fiscal years’ corporate tax calculations were investigated by Fiscal authority. It is mandatory that aforementioned exclusions driven from investment expenditures which reduce corporate tax base shall be in economic and technical integrity with investments which began before the date of 31 December 2005. As a result of the tax investigation, it was assessed that the investment expenditures which are not included in Investment Incentive Certificate numbered 4559 were a part of our general network investments; therefore it was claimed that these mentioned expenditures should be considered as unrelated with the investment projects in progress as of 31 December 2005. As a result, it was claimed that those certain amounts of investment expenditures should not be taken into account in order to reduce corporate tax base. Tax investigation report, notices for tax assessment amounting TL 14,548 (equivalent to $8,161 as at 31 December 2012) and related penalty amounting TL 21,822 (equivalent to $12,242 as at 31 December 2012) were notified to the Company on 27 December 2012. Tax settlement application was done on 16 January 2013; the settlement date is expected to be determined by Fiscal Authority. Based on the management opinion, the Company has accrued a provision amounting to TL 29,874 (equivalent to $16,759 as at 31 December 2012) in the consolidated financial statements as at and for the year ended 31 December 2012.

Dispute on termination of agreements with A-Tel

The Service Provider Agreement dated 9 July 1999 and Distributor Agreement dated 1 August 1999 signed between Turkcell and A-Tel, a company dealing with distribution and sale of the prepaid lines and owned equally by Turkcell and SDIF, have been terminated by Turkcell effective from 1 August 2012. After this termination, SDIF filed a lawsuit and reserving its rights for surpluses, requested TL 131,880 (equivalent to $73,982 as at 31 December 2012) compensation and interest to be calculated from 1 August 2012, for its alleged loss occurred from termination of the agreements. Additionally, SDIF requested provisional seizure to prevent transfer of Turkcell shares in A-Tel to third parties.  The court after holding first examination, rejected provisional request of SDIF. The case is pending.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

34.	Related parties

Transactions with key management personnel:

Key management personnel comprise the Group’s directors and key management executive officers.

As at 31 December 2012 and 2011, none of the Group’s directors and executive officers has outstanding personnel loans from the Group.

In addition to their salaries, the Group also provides non-cash benefits to directors and executive officers and contributes to a post-employment defined plan on their behalf. The Group is required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits.

Total compensation provided to key management personnel is $14,964, $14,353 and $11,395 for the years ended 31 December 2012, 2011 and 2010, respectively.

The Company has agreements or protocols with several of its shareholders, consolidated subsidiaries and affiliates of the shareholders.

Other related party transactions:

Due from related parties – long term	2012	2011
T-Medya	-	43

Receivable from T-Medya consists of receivables based on rent agreements, accrued interests for outstanding balance and unpaid building expenses. Long term due from related parties is shown net of allowance for doubtful debts amounting to $4,078 as at 31 December 2012 (31 December 2011: $4,432).

Due from related parties – short term	2012	2011
Krea Icerik Hizmetleri ve Produksiyon AS (“Krea”) (*)	2,294	12,225
Kyivstar GSM JSC (“Kyivstar”)	678	910
GSM Kazakhstan Ltd (“Kazakcell”)	480	99
Vimpelcom OJSC (“Vimpelcom”)	316	495
Megafon OJSC (“Megafon”)	194	1,728
KVK Teknoloji Urunleri AS (“KVK Teknoloji”)	59	1,246
A-Tel	-	19,246
Other	3,393	7,266
	7,414	43,215

Due from related parties short term is shown net of allowance for doubtful debts amounting to $30 as at 31 December 2012 (31 December 2011: $63).

(*)	The registered name of Digital Platform Teknoloji Hizmetleri AS was changed as Krea Icerik Hizmetleri ve Produksiyon AS (“Krea”) in February 2012.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

34.	Related parties (continued)

Due to related parties – short term	2012	2011
A-Tel	38,567	-
KVK Teknoloji Urunleri AS (“KVK Teknoloji”)	10,969	482
Hobim Bilgi Islem Hizmetleri AS (“Hobim”)	4,362	4,908
Megafon	-	480
Other	1,716	8,712
	55,614	14,582

Due from Krea, an investment of Cukurova Group, mainly resulted from receivables from call center revenues as of 31 December 2012.

Due from Kyivstar, whose shares are owned by one of the shareholders of the Company, mainly resulted from call termination and international traffic carriage services rendered to this company.

Due from Kazakcell, whose shares are owned by one of the subsidiaries of the Company, mainly resulted from interconnection services and software development sales.

Due from Vimpelcom, whose shares are owned by one of the shareholders of the Company, resulted from interconnection services.

Due from Megafon, whose shares are owned by one of the shareholders of the Company, resulted from interconnection services.

Due from KVK Teknoloji, a company whose majority shares are owned by Cukurova Group, mainly resulted from simcard and scratch card sales to this company.

Due to A-Tel, a 50-50 joint venture of the Company and SDIF, is resulted from accrual for provision.

Due to KVK Teknoloji, a company whose majority shares are owned by Cukurova Group resulted from the payables for sales commissions and terminal purchases.

Due to Hobim, a company whose majority shares are owned by Cukurova Group resulted from the scratch card, invoice printing services and subscription documents services rendered by this company.

The Group’s exposure to currency risk related to due from / (due to) related parties is disclosed in Note 30.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

34.	Related parties (continued)

Transactions with related parties

Intragroup transactions that have been eliminated are not recognized as related party transaction in the following table:

Revenues from related parties	2012	2011	2010
Sales to KVK Teknoloji
Simcard and prepaid card sales	395,859	463,485	507,963
Sales to Kyivstar (*)
Telecommunications services	47,316	46,412	44,734
Sales to Krea
Call center revenues and interest charges	11,440	25,073	22,223
Sales to Vimpelcom
Telecommunications services	11,292	6,102	667
Sales to A-Tel
Simcard and prepaid card sales	5,660	17,695	30,838
Sales to Teliasonera International
Telecommunications services	6,180	2,271	4,793
Sales to Megafon
Telecommunication services	5,454	3,264	664
Sales to Millenicom Telekomunikasyon AS (“Millenicom”)
Telecommunications services	4,992	2,949	2,979
Finance income from SCM
Interest income	-	2,564	14,863

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

34.	Related parties (continued)

Transactions with related parties (continued)

Related party expenses	2012	2011	2010
Charges from Kyivstar (*)
Telecommunications services	40,511	35,710	38,250
Charges from A-Tel (**)
Dealer activation fees and others	32,561	28,501	31,618
Charges from Hobim
Invoicing and archieving services	22,630	23,581	19,446
Charges from KVK Teknoloji
Dealer activation fees and others	20,078	19,688	27,706
Charges from Krea
Digital television broadcasting services	9,130	7,421	4,449
Charges from Teliasonera International
Telecommunications services	6,947	6,182	9,162
Charges from Vimpelcom
Telecommunications services	5,986	3,385	278
Charges from Megafon
Telecommunications services	4,811	2,672	1,151
Charges from Millenicom
Telecommunications services	4,261	2,325	3,194
Charges from ADD
Advertisement and sponsorship services	-	70	65,957

(*) Kyivstar and Ukranian Radiosystems merged in 2012, therefore the transactions with these entities are presented together for the years ended 31 December 2012 and 2011.
(**) Charges from A-Tel have been eliminated to the extent of the Company’s interest in A-Tel in accordance with the service provider and distribution agreement for the years ended 31 December 2012, 2011 and 2010 amounting to $13,262, $28,501 and $31,618, respectively and provision amounting to $19,299 for the year ended 31 December 2012.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

34.	Related parties (continued)

Transactions with related parties (continued)

The significant agreements are as follows:

Agreements with KVK Teknoloji:

KVK Teknoloji, incorporated on 23 October 2002, one of the Company’s principal simcard distributors, is a Turkish company, which is affiliated with some of the Company’s shareholders. In addition to sales of simcards and scratch cards, the Company has entered into several agreements with KVK Teknoloji, in the form of advertisement support protocols, each lasting for different periods pursuant to which KVK Teknoloji must place advertisements for the Company’s services in newspapers. The objective of these agreements is to promote and increase handset sales with the Company’s prepaid and postpaid brand simcards, thereby supporting the protection of the Company’s market share in the prevailing market conditions. The prices of the contracts were determined according to the cost of advertising for KVK Teknoloji and the total advertisement benefit received, reflected in the Company’s market share in new subscriber acquisitions. Distributors’ campaign projects and market share also contributed to the budget allocation. The selling prices for simcard and scratch card sales to KVK Teknoloji do not differ from the selling prices to other distributors.

The amount of handset sales to the subscribers of the Company performed by KVK Teknoloji for the year ended 31 December 2012 is TL 476,343 (equivalent to $267,218 as at 31 December 2012) which is paid to KVK Teknoloji in advance in accordance with certain commitment arrangements and collected from the subscribers throughout the campaign period (31 December 2011: TL 350,554 (equivalent to $185,586 as at 31 December 2011).

KVK also provides technical services for the above mentioned handsets provided to subscribers through annual contract.

Agreements with Kyivstar:

Alfa Group, one of the shareholders of the Company, holds the majority shares of Kyivstar. Astelit is receiving call termination and international traffic carriage services from Kyivstar.

Agreements with Krea:

Krea, a direct-to-home digital television service company under the Digiturk brand name, is a subsidiary of one of the Company’s shareholders, Cukurova Group. Krea acquired the broadcasting rights for Turkish Super Football League by the tender held on 15 July 2004, until 31 May 2008 and the broadcasting rights were extended until 31 May 2010 with a new agreement dated 5 May 2005.

On 1 December 2011, “Maraton Sponsorship Agreement” was signed between Krea and the Company regarding to the Company’s advertisement rights on the television programme “Maraton” which is broadcasted on Digiturk Channel “LIG TV” (valid between 1 September 2011 – 20 May 2012).

The Company and Krea signed an agreement regarding to providing live content or clips by Krea related to Spor Toto Super League and other subjects to the Company to be delivered to mobile telephones and tablet pcs having SIM Card compatibility which is valid starting from 15 August 2012 to the last official league match.

The Company also has an agreement for call center services provided by the Company’s subsidiary Turkcell Global Bilgi.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

34.	Related parties (continued)

Transactions with related parties (continued)

Agreements with Krea: (continued)

On 1 March 2012, “Restructuring Framework Agreement Related to 2011 Outstanding Debt” was signed between Krea and Turkcell Global Bilgi. Within the framework of the agreement, Krea should pay its liabilities and interest to Turkcell Global Bilgi until 30 August 2012 partially in cash and partially netted off from payables of the Company to Krea. On 21 May 2012, additional “Restructuring Framework Agreement related to January 2012 and February 2012 services” was signed between Krea and Turkcell Global Bilgi. Within the framework of the agreements, Krea paid its related liabilities in two equal parts on 30 August 2012 and 30 September 2012 and has no outstanding liabilities as at 31 December 2012 related with the mentioned agreements.

Agreements with Vimpelcom:

Vimpelcom, a subsidiary of Alfa Group, is rendering and receiving call termination and international traffic carriage services.

Agreements with A-Tel:

A-Tel is involved in the marketing, selling and distributing the Company’s prepaid systems. A-Tel is a 50-50 joint venture of the Company and SDIF. A-Tel acts as the only dealer of the Company for Muhabbet Kart (a prepaid card), and receives dealer activation fees and simcard subsidies for the sale of Muhabbet Kart. In addition to the sales of simcards and scratch cards through an extensive network of newspaper kiosks located throughout Turkey, the Company has entered into several agreements with A-Tel for sales campaigns and subscriber activations.

Service provider and distribution agreement with A-Tel was annulled via notification dated 31 January 2012 which was effective from 1 August 2012. For detailed information see Notes 15 and 33.

Agreements with Teliasonera International:

Teliasonera International is the mobile operator that provides telecommunication services in the Nordic and Baltic countries. Teliasonera International is rendering and receiving call termination and international traffic carriage services.

Agreements with Megafon:

Megafon, a subsidiary of Sonera Holding, is rendering and receiving call termination and international traffic carriage services.

Agreements with Millenicom:

European Telecommunications Holding AG, a subsidiary of Cukurova Group, holds the majority shares of Millenicom. Millenicom is rendering and receiving call termination and international traffic carriage services.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

34.	Related parties (continued)

Transactions with related parties (continued)

Agreements with Hobim:

Hobim, one of the leading data processing and application service provider companies in Turkey, is owned by Cukurova Group. The Company has entered into invoice printing and archiving agreements with Hobim under which Hobim provides the Company with scratch card printing services, monthly invoice printing services, manages archiving of invoices and subscription documents for an indefinite period of time. Prices of the agreements are determined through alternative proposals’ evaluation.

The amount of scratch card purchases from Hobim for the year ended 31 December 2012 is $327 (31 December 2011: $1,679).

Legal restrictions on related party transactions

Attachments levied by Murat Ticaret Kablo AS against Cukurova Holding AS

As per the notification of Istanbul 18th Directorate of Execution received on 7 February 2013, the Company has been informed about the seizure of rights, receivables and assets due to the debts of Cukurova Holding AS to Murat Ticaret Kablo AS. Within this context, the seizure with an amount of TL 6,683 (equivalent of $3,749 as at 31 December 2012) applied to Cukurova Holding AS’s registered assets, rights and receivables (including attendance fee and dividend rights) pertaining to the Company.

Conservatory attachments placed by SDIF against Cukurova Holding AS

As per the notification of the Besiktas Taxation Authority received on 13 May 2011, the Company has been informed that a decision of the provisional seizure has been taken due to the debts of Cukurova Holding A.S. to the taxation authority. Within this context, the provisional seizure in the amount of TL 1,249,926 (equivalent of $701,181 as at 31 December 2012) was applied to Cukurova Holding AS’s registered assets, rights and receivables pertaining to the Company (including attendance fee and dividend). With regards to the respective notification, provisional seizure had been recorded on the corresponding shares and receivables. However, on 12 April 2012, Besiktas Taxation Authority notified the Company that the seizure has been lifted. The Company will lift the provisional seizure accordingly.

As per the notification of the Large Taxpayers Office received on 16 May 2011, the Company had been informed that a provisional seizure in the amount of TL 450,000 (equivalent of $252,440 as at 31 December 2012) was applied to Cukurova Holding AS’s registered assets, rights and receivables pertaining to the Company (including attendance fee and dividend). With regards to the respective notification, provisional seizure had been recorded on the corresponding shares and receivables. On 6 April 2012, Large Taxpayers Office notified the Company that the debt repayment has been made. Therefore, the provisional seizure in the aforementioned amount will be lifted.

Attachments levied by Erol Aksoy and Avrupa and Amerika Holding AS against Cukurova Holding AS

As per the notification of Kadıkoy 8th Directorate of Execution received on 30 April 2012, the Company has been informed about the provisional seizure decision taken due to the debts of Çukurova Holding AS and Mehmet Emin Karamehmet to Erol Aksoy and Avrupa and Amerika Holding AS. Within this context, the provisional seizure with an amount of TL 68,065 (equivalent of $38,183 as at 31 December 2012) is to be applied to Cukurova Holding AS and Mehmet Emin Karamehmet’s registered assets, rights and receivables (including attendance fee and dividend rights) pertaining to the Company

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

34.	Related parties (continued)

Transactions with related parties (continued)

Legal restrictions on related party transactions (continued)

Conservatory attachments placed by Sonera Holding BV against Cukurova Holding AS in Holland

Sonera Holding B.V. placed a conservatory attachment on all the goods, amounts and receivables due to Cukurova Holding AS by the Dutch subsidiaries of the Company, in specific on any intercompany receivables that Cukurova Holding AS may have against these companies or which may arise in the future resulting from an existing legal relation, in order to secure and obtain payment from Cukurova Holding AS of an amount of $1,030,400, which refers to the claim amount of Sonera Holding B.V. against Cukurova Holding AS pursuant to the arbitral award rendered by the ICC International Court of Arbitration. Since there is no such registered asset, rights and receivables; aforementioned provisional seizure is rejected.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

35.	Group entities

The Group’s ultimate parent company is Turkcell. Subsidiaries of the Company as at 31 December 2012 and 2011 are as follows:

			Effective Ownership Interest

Subsidiaries	Country of		31 December	31 December
Name	Incorporation	Business	2012 (%)	2011 (%)
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Global Bilgi Pazarlama Danışma ve Cagri Servisi Hizmetleri AS	Turkey	Customer relations management	100	100
Turktell Bilisim Servisleri AS	Turkey	Information technology, value added GSM services investments	100	100
Turkcell Superonline *	Turkey	Telecommunications	100	100
Turktell Uluslararasi Yatırım Holding AS	Turkey	Telecommunications investments	100	100
Turkcell Satis ve Dagitim Hizmetleri AS **	Turkey	Telecommunications	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Turkcell Teknoloji Arastirma ve Gelistirme AS	Turkey	Research and Development	100	100
Kule Hizmet ve Isletmecilik AS	Turkey	Telecommunications infrastructure business	100	100
Turkcell Interaktif Dijital Platform ve Icerik Hizmetleri AS ***	Turkey	Radio and television broadcasting	100	100
Financell	Netherlands	Financing business	100	100
Rehberlik Hizmetleri Servisi AS	Turkey	Telecommunications	100	100
Beltur Coöperatief U.A.	Netherlands	Telecommunications investments	100	100
Surtur BV****	Netherlands	Telecommunications investments	100	100
Beltel	Turkey	Telecommunications investments	100	100
Turkcell Gayrimenkul Hizmetleri AS	Turkey	Property investments	100	100
Global LLC	Ukraine	Customer relations management	100	100
Global FLLC	Republic of Belarus	Customer relations management	100	100
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Talih Kusu Altyapi Hizmetleri AS	Turkey	Telecommunications investments	100	100
Turkcell Europe GmbH	Germany	Telecommunications	100	100
Corbuss Kurumsal Telekom Servis Hizmetleri AS	Turkey	GSM services	100	100
Belarusian Telecom	Republic of Belarus	Telecommunications	80	80
Lifetech LLC*****	Republic of Belarus	Research and Development	78	-
Fizy Iletisim AS	Turkey	Music and video broadcasting	70	70
Inteltek	Turkey	Betting business	55	55
Euroasia	Netherlands	Telecommunications	55	55
Astelit	Ukraine	Telecommunications	55	55
Azerinteltek	Azerbaijan	Betting Business	28	28

* Global Iletisim has been merged into Turkcell Superonline on 30 March 2012.
** The registered name of the entity was changed from Turkcell Kurumsal Satis ve Dagitim Hizmetleri AS to Turkcell Satis ve Dagitim Hizmetleri AS in December 2012.
*** The registered name of the entity was changed from Sans Oyunlari Yatirim Holding AS to Turkcell Interaktif Dijital Platform ve Icerik Hizmetleri AS in May 2012.
**** It has been decided during the Board of Directors meeting of the Company held on 31 October 2012 to liquidate Surtur BV. The liquidation is in progress as of the date of this report.
***** Lifetech LLC was incorporated in Belarus on 23 July 2012 to render software development, support, consulting and data processing services and commenced its operations in November 2012.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

36.	Subsequent events

1.
MV Holding, one of the founding shareholders of Turkcell, applied to the central registry agency to sell its TL 26,022 (equivalent to $14,598 as at 31 December 2012) nominally-worth Turkcell shares on the Istanbul Stock Exchange on 28 January 2013. The shares subject to sale are representing the 1.18% of the Company.

2.
The Company has submitted the lowest bid by TL 312,770 excluding VAT (equivalent to $175,457 as at 31 December 2012) at the tender held on 17 January 2013 by the Ministry of Transport, Maritime Affairs and Communications (“the Ministry) to provide mobile network coverage to Turkey’s 1,799 rural locations with population of less than 500 and its operation for 3 years. In these locations, mobile communication infrastructure does not exist currently. The investment and the operating expenses to be made will be compensated from the universal service fund of the Ministry within the context of the tender amount. The network infrastructure to be deployed would also be in use by other operators’ subscribers and this would be limited to those locations defined under tender conditions.

As a result of the tender the Company has been granted to be the universal service provider as at 13 February 2013 and agreement related to the tender was signed on 20 February 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 22, 2013	By:	/s/Koray Öztürkler
	Name:	Koray Öztürkler
	Title:	Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 22, 2013	By:	/s/Nihat Narin
	Name:	Nihat Narin
	Title:	Investor & Int. Media Relations – Division Head